UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170106

DIVISION OF
CORPORATION FINANCE

January 17, 2017

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Re: Norfolk Southern Corporation

Dear Mr. Gumbs:

This is in regard to your letter dated January 13, 2017 concerning the shareholder proposal submitted by Friends Fiduciary Corporation for inclusion in Norfolk Southern's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Norfolk Southern therefore withdraws its December 23, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Jeffery W. Perkins
Friends Fiduciary Corporation
jperkinks@friendsfiduciary.org

COVINGTON

BEIJING BRUSSELS LONDON LOS ANGELES
NEW YORK SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 6000

January 13, 2017

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Norfolk Southern Corporation – Withdrawal of No-Action Request Letter Regarding the Shareholder Proposal Submitted by Norfolk Southern Corporation

Ladies and Gentlemen:

On December 23, 2016, we submitted a letter on behalf of Norfolk Southern Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from the proxy materials for its 2017 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Friends Fiduciary Corporation (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated January 12, 2017, withdrawing the Proposal. In reliance on the letter from the Proponent and on behalf of the Company, we respectfully advise the Staff that we hereby withdraw the December 23, 2016, no-action request. If you have any questions or desire additional information, please contact the undersigned at (202) 662-5500.

Respectfully,

Keir D. Gumbs

.

Friends Fiduciary

ADDING VALUES TO STRONG PERFORMANCE.

DELIVERY VIA EMAIL

January 12, 2017

Virginia Fogg
General Counsel
Norfolk Southern Corporation
Three Commercial Place
Norfolk, VA 23510-9219

Dear Ginny:

Thank you for the information you and other representatives of Norfolk Southern shared with us during yesterday's dialogue. We appreciated the company's willingness to discuss our concerns and answer our questions.

Based on these discussions and your stated willingness to continue engaging in dialogue with investors, I hereby withdraw Friends Fiduciary Corporation's shareholder proposal, "Risks Associated with Rail Transportation of Hazardous Materials."

If you have any questions, please don't hesitate to contact me. We look forward to continued engagement on these issues in the future.

Sincerely,

Jeffery W. Perkins
Executive Director

cc: Grant Kidner, General Attorney
Denise Hutson, Corporate Secretary

COVINGTON

BEIJING BRUSSELS LONDON NEW YORK
SAN DIEGO SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 6000

December 23, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal to Norfolk Southern Corporation

Ladies and Gentlemen:

On behalf of Norfolk Southern Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from the proxy materials for its 2017 annual meeting of shareholders (the "2017 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Friends Fiduciary Corporation (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company omits the Proposal from the 2017 Proxy Materials for the reasons discussed below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and the exhibits thereto to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 Proxy Materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14B (Sept. 15, 2004).

THE PROPOSAL

The Proposal provides as follows:

Proposal:

"RESOLVED. Shareholders request that Norfolk Southern Board of Directors issue a report describing current company efforts to assess, review, and mitigate risks of hazardous material transportation, including crude oil, within six months of the 2017 annual meeting, barring competitive information and at reasonable cost."

The Proposal is accompanied by a Supporting Statement that includes statements such as the following:

- Transportation of hazardous materials poses significant financial and reputational risk to the company, and as stakeholders we want to ensure proper board oversight of those risks;

- According to its 2016 Sustainability Report, Norfolk Southern's shipments of hazardous materials have increased since 2015. The Department of Transportation issued a call for comment in November 2016, signaling their intention to bring new regulations regarding the transportation of hazardous materials into force before the end of the year. Although these measures focus primarily on treatment and testing of material before shipment, regular and meaningful board appraisal of the risks and opportunities related to hazardous material shipment is essential; and

- We recommend the report include: an outline of the Board of Director's role in managing risk posed by hazardous material transportation, including any actions company management takes to inform the board of risks and opportunities relating to the transportation of hazardous material.

A copy of the Proposal and the cover letter to the Proposal are attached hereto as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

BASIS FOR EXCLUSION

We believe the Proposal may be excluded from the Company's 2017 Proxy Materials for the following reasons:

- The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Board's assessment and management of ordinary course risks, an ordinary business matter; and

- The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Board's Assessment And Management Of Ordinary Course Risks, An Ordinary Business Matter.

A. Background

Rule 14a- 8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily "ordinary" in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second related to the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission also has stated that a proposal requesting the dissemination of a report or formation of a committee may be excludable under Rule 14a-8(i)(7) if the substance thereof is within the ordinary business of the issuer. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

The Company, through its principal operating subsidiary Norfolk Southern Railway Company, is primarily engaged in the rail transportation of raw materials, intermediate products, and finished goods, operating approximately 20,000 miles of road primarily in the Midwestern and eastern United States. As disclosed in the Company's Form 10-K for the Company's fiscal year ended December 31, 2015 (the "2015 Form 10-K"), the Company's total railway operating revenues were $10.5 billion in 2015. The Company reports in its 2015 Form 10-K that it transports raw materials, intermediate products, and finished goods classified in the following commodity groups (percent of total railway operating revenues in 2015): intermodal (23%); coal (17%); chemicals (17%); agriculture/consumer products/government (15%); metals/construction (12%); automotive (9%); and, paper/clay/forest products (7%). With respect to the "chemical" commodity group, the Company transports chemicals such as sulfur, petroleum products, including crude oil, chlorine and bleaching compounds, plastics, rubber, industrial chemicals and chemical wastes.

As noted above, management of the transportation of chemicals and other materials on the Company's railway network is an integral part of the Company's business. These decisions are fundamental to management's ability to oversee the operations of the Company. As described above, the Proposal and Supporting Statement clearly focus on an integral part of the Company's business, the transportation of certain materials. Decisions regarding what services to provide involve operational and business issues that require the judgment of the Company's management, which has the necessary skills, knowledge and resources to make informed decisions on such matters. Particularly for a rail transportation service company, decisions as to how the Company transports materials on its railway network are part and parcel of the Company's ordinary business and are matters that are properly within the purview of management. In this regard, it bears noting that as a common carrier, the Company is unable to decline a shipper's reasonable request that it transport a product, while the rates that it charges are also subject to regulatory oversight by the federal Surface Transportation Board.

Here, the Proposal and Supporting Statement make it abundantly clear that the Proposal relates to a request to have the Board issue a report regarding management's" efforts to assess, review, and mitigate the risks related to the transportation by rail of hazardous materials, including crude oil. This falls squarely within the ordinary business exclusion under Rule 14a-8(i)(7). For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because the Proposal seeks a risk assessment in connection with a subject matter that concerns ordinary business operations and because it relates to the conduct of a legal compliance program, which is also an ordinary business matter.

B. The Proposal Seeks a Risk Assessment in Connection with a Subject Matter that Concerns Ordinary Business Operations

The Proposal requests the Company's Board issue a report "describing current company efforts to assess, review, and mitigate risks of hazardous material transportation." The information provided in support of the Proposal makes it clear that the Proposal relates to regulatory and legal risks related to the transportation of hazardous materials. For example, the Proponent states that "regular and meaningful board appraisal of the risks and opportunities related to hazardous material shipment is essential." Further, the Proponent cites to recent railway accidents and notes that transportation of hazardous materials poses significant financial and reputational risk and "one terrible accident could put a railroad company out of business."

The Staff has stated that when a proposal and supporting statement relate to the company engaging in an evaluation of risk, companies should consider whether the risk to be evaluated relates to ordinary business matters or significant social policy issues. Where "a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." Staff Legal Bulletin No. 14E (Oct. 27, 2009)("SLB 14E"). As the Staff indicated in SLB 14E, in evaluating shareholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . .

> [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Supporting Statement provides that the report requested by the Proposal should include "an outline of the Board of Director's role in managing risk posed by hazardous material transportation, including any actions company management takes to inform the board of risks and opportunities relating to the transportation of hazardous material." Based on SLB 14E, we believe that the focus of the proposal - risks relating to the transportation of hazardous materials is a quintessential ordinary business matter.

Since SLB 14E was published in 2009, the Staff has consistently allowed companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) when such proposals seek risk assessments in connection with ordinary business matters. *See, e.g., Amazon.com, Inc.* (Mar. 11, 2016) (proposal requesting that the company issue a report assessing the financial and reputational risks surrounding sale of products involving animal cruelty, excludable on the basis that it involved ordinary business matters, i.e., the sale of particular products and services); *Mondelèz International, Inc.* (Feb. 23, 2016) (proposal asking for a report on the company's use of nanomaterials, including the actions taken "to reduce or eliminate the risk nanoparticles may pose to human health and the environment," excludable on the basis that the proposal involved ordinary business matters, i.e., product development); *Citigroup Inc.* (Feb. 11, 2016)(proposal seeking a "study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank," excludable on the basis that the proposal involved ordinary business matters, i.e., the company's products and services); *Exxon Mobil Corp.* (Mar. 6, 2012) (proposal asking the board to prepare a report on "environmental, social and economic challenges associated with the oil sands," excludable on the basis that the proposal involved ordinary business matters, i.e., the economic challenges associated with oil sands); *Sempra Energy* (Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (proposal requesting a report on the company's management of "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices," excludable on the basis that the proposal involved ordinary business matters, i.e., risks involving ordinary business matters).

Along similar lines, the Staff has consistently allowed companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) when such proposals request actions related to the mitigation of risk or safety. *See e.g., The Western Union Company* (Mar. 14, 2011) (proposal requesting establishment of a risk committee that would report on the company's approach to monitoring and control of potentially material risk exposures, as well as how "an identified risk category (e.g. risks to customer base, fee structure, community and customer good will, growing competition) is being addressed", excludable as relating to ordinary business matters); *CSX*

Corporation (Feb. 4, 1998) (proposal requesting safety policy accompanied by a report analyzing the long-term impact of the policy on the Company's competitiveness, shareholder value and workforce, excludable as relating to the conduct of the company's ordinary business operations (i.e., developing the company's safety policy)); *CNF Transportation Inc*. (Jan. 26, 1998) (proposal requesting a policy of disclosing safety data and claims history in the annual report to shareholders, excludable as relating to the conduct of the company's ordinary business operations (i.e., disclosing safety data and claims history)); *Burlington Northern Santa Fe Corp*. (Jan. 22,1997) (proposal requesting a report on the status of the research and development of a new safety system for railroads, excludable as relating to the conduct of the company's ordinary business operations (i.e., the development and adaptation of new technology for the company's operations)); *E.I. du Pont de Nemours and Company* (Nov. 27, 1992) (proposal requesting that the people responsible for the company's aviation operations be qualified and knowledgeable with regard to the "safe and economical allocation of aircraft and crews" excludable as relating to the conduct of the company's ordinary business operations (i.e., the safety of the company's aviation operations)).

Similar to the precedents cited above, the Proposal and Supporting Statement request an assessment of risks and risk mitigation arising from the Company's transportation of hazardous materials. Assessing the risks associated with the types of materials that the Company will transport, as well as deciding how the Company will mitigate those risks, is an ordinary business decision that is similar in nature to the various topics included in the preceding letters. Shareholders do not have the technical expertise or the ability to exercise oversight over such decisions. Consequently, as was also the case in all of the letters above, the Company may exclude the Proposal under Rule 14a-8(i)(7).

It bears noting that the foregoing risk-related shareholder proposals are consistent with no-action letters involving proposals relating to the sale, development, manufacture or delivery of products or services. *See e.g. Rite Aid Corporation* (Mar. 24, 2015) (proposal requesting the board to amend its nominating and governance committee charter to provide oversight and reporting of policies and standards related to whether the company should sell products that "endanger public health and well-being," excludable on the basis that the proposal involved ordinary business matters, i.e., the sale of particular products and services of the company); *FedEx Corp.* (Jul. 11, 2014) (proposal asking the board to report on how the company could "better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy," excludable on the basis that the proposal involved ordinary business matters, i.e., the manner in which the company advertises its products and services); *Wal-Mart Stores, Inc.* (Mar. 20, 2014) (proposal seeking board oversight of whether the company should sell a product that "especially endangers public safety and well-being, has the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand," excludable on the basis that the proposal involved ordinary business matters, i.e., the sale of particular products); *Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (proposal requesting a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service, excludable on the basis that the proposal involved ordinary business matters, i.e., products and services offered for sale by the company); *Pepco Holdings, Inc.* (Feb. 18, 2011) (proposal requesting that the company "study, implement, and pursue the solar market" to increase earnings and profits, excludable on the basis that the proposal involved ordinary business matters, i.e., products and services offered for sale by the company); *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (proposal requiring that all company stores stock certain amounts of locally produced packaged foods, excludable on the basis that the proposal involved ordinary business matters, i.e., the sale of particular products); *Wal-Mart Stores, Inc.* (Mar. 26, 2010) (proposal requesting the company to adopt a policy requiring that all products and services offered for sale in the United States Wal-Mart and Sam's Club stores be manufactured or produced in the United States, excludable on the basis that the proposal involved ordinary business matters, i.e., the sale of particular products); *Home Depot, Inc.* (Jan. 24, 2008) (proposal requesting the company to "end the sale of glue traps," excludable on the basis that the proposal involved ordinary business matters, i.e., the sale of a particular product).

As discussed above, the Proposal addresses one of the primary services provided by the Company, transportation of certain materials. Because the Proposal seeks to address decisions regarding the services the Company provides, it relates to ordinary business matters under the no-action letters noted above. Consequently, as was also the case in all of the no-action letters cited above, the Company may exclude Proposal under Rule 14a-8(i)(7).

C. The Proposal Relates to the Conduct of a Legal Compliance Program, an Ordinary Business Matter

The Proposal notes that "The Department of Transportation issued a call for comment in November 2016, signaling their intention to bring new regulations regarding the transportation of hazardous materials into force before the end of the year" suggesting that the Proposal is also directed at ensuring that the Company is prepared to comply with applicable rules regarding the transportation of hazardous materials. The Staff has consistently taken the position that proposals relating to a company's legal compliance program relate to ordinary business matters. In *JPMorgan Chase & Co.* (Mar. 13, 2014), for example, the Staff allowed exclusion of a proposal requesting that the board evaluate opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. The company argued that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight" are governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the Company's omission of the proposal, noting that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." See also *Sprint Nextel Corp.* (Mar. 16, 2010) (permitting exclusion of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws by its chief executive officer and noting that proposals seeking "adherence to ethical business practices and the conduct of legal compliance programs" are generally excludable under Rule 14a-8(i)(7)); *Humana Inc.* (Feb. 25, 1998) (proposal requesting that the board of directors appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program to investigate possible corporate misconduct, excludable on the basis that it related to ordinary business matters); *General Electric Co.* (Jan. 4, 2005) (proposal requesting a report detailing the company's broadcast television stations" activities to meet public interest obligations, excludable on the basis that it related to ordinary business matters); and *Allstate Corp.* (Feb. 16, 1999) (proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company, excludable on the basis that it related to ordinary business matters).

As reported in the 2015 Form 10-K, the Company's operations are subject to extensive federal and state environmental laws and regulations concerning, among other things, emissions to the air; discharges to waterways or groundwater supplies; handling, storage, transportation, and disposal of waste and other materials; and the cleanup of hazardous material or petroleum releases. Specifically, the Company is subject to extensive DOT security regulations pertaining to training and security plans with respect to the transportation of hazardous materials. Pursuant to those plans, security awareness is given to all railroad employees who directly affect hazardous material transportation safety and is integrated into the Company's hazardous material training programs. The Company clearly views monitoring the regulatory developments in these areas as part of its ordinary business operations. Safeguarding against personal injury and property, including environmental damage, and complying with all state and federal laws and regulations relating to the transportation of hazardous materials are all very important to the Company, but are also ordinary and day-to-day facets of the Company's operations. Since the Proposal deals with the ordinary business operations of the Company, specifically as it relates to the conduct of a legal compliance program, it is excludable under Rule 14a-8(i)(7).

D. The Proposal Does not Focus on Issues that Transcend the Ordinary Business Matters Upon which the Proposal Focuses

As noted above, SLB 14E provides that a proposal generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that the proposal would be appropriate for a shareholder vote. Here, the Proposal does not focus on a policy issue that transcends the day-to-day business matters upon which the Proposal is focused.

The Staff has historically taken the position that shareholder proposals that focus on environmental or climate change issues raise significant social policy considerations. *See Exxon Mobil Corp.* (March 23, 2007) (denying no-action relief under Rule 14a-8(i)(7) with respect to a proposal seeking the adoption of quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (denying no-action relief under Rule 14a-8(i)(7) with respect to a proposal seeking a policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025); *General Electric Co.* (January 31, 2007) (denying no-action relief under Rule 14a-8(i)(7) with respect to a proposal seeking a report on global warming).

Here, the Proposal does not focus on these broader social policy issues, but rather focuses on management's assessment, review, and mitigation of the risks relating to the transport of hazardous materials. For example, the Proposal and Supporting Statement include the following statements, all of which make clear that the Proposal is focused on financial, rather than environmental or social policy risks:

- Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario;"

- As May 2016 Chicago Magazine article puts it: "In addition to the human and environmental costs, one terrible accident could put a railroad company out of business;"

- Transportation of hazardous materials poses significant financial and reputational risk to the company, and as stakeholders we want to ensure proper board oversight of those risks;

- Although these measures focus primarily on treatment and testing of material before shipment, regular and meaningful board appraisal of the risks and opportunities related to hazardous material shipment is essential; and

- We recommend the report include: an outline of the Board of Director's role in managing risk posed by hazardous material transportation, including any actions company management takes to inform the board of risks and opportunities relating to the transportation of hazardous material.

As is evidenced by the foregoing, the Proposal is clearly focused on the financial and legal risks associated with the transportation of hazardous materials. It is not focused on the environmental or social policy aspects of transporting such materials. In fact, such a proposal would still raise issues because the Company is a common carrier and is therefore required to transport these materials. As such, and as was the case in the numerous no-action letters included in the subsection I.B., this provides a basis for exclusion. It bears noting that nearly all of the topics addressed by those no-action letters: the sale of products involving animal cruelty; the risk nanoparticles may pose to human health and the environment; the environmental, social and economic challenges associated with the oil sands; risks posed by operations in countries that pose elevated risks of corrupt practices; the sale of guns; and the benefits of renewable energy; all implicated social policy issues, but the SEC nevertheless took the position that they could be excluded because they focused on ordinary business matters - i.e., the evaluation of ordinary business risks or the sale of a company's products or services. *See also JP Morgan Chase & Co.* (March 12, 2010) (proposal requesting report assessing the impact of mountain top removal coal mining by JPMorgan Chase's clients on the environment and people of Appalachia, and the adoption of a policy barring future financing by JPMorgan Chase of companies engaged in mountain top removal coal mining, excludable on the basis that "…the second part of the proposal addresses the adoption of a policy barring financing of companies engaged in mountain top removal coal mining" … "this part of the proposal addresses matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers. Proposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)"). Since the Proposal does not focus on issues that transcend the day-to-day business of the Company, it is excludable under Rule 14a-8(i)(7). *See e.g., The Western Union Company* (Mar. 14, 2011) (proposal requesting establishment of a risk committee that would report on the company's approach to monitoring and control of potentially material risk exposures, as well as how "an identified risk category (e.g. risks to customer base, fee structure, community and customer good will, growing competition) is being addressed", excludable as relating to ordinary business matters).

II. The Proposal May Be Excluded Under Rule 14a-8(I)(10) Because It Has Been Substantially Implemented By The Company's Public Disclosures

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has disclosed to shareholders the information requested by the Proposal in its public filings with the Commission, in addition to disclosure made publicly available in the Company's corporate governance documents.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were ""fully" effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in 1998.

When a company can demonstrate that it has taken actions to address the key elements of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (Mar. 5, 2008) (proposal requesting a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate, excludable where the Company had already made statements about its efforts related to climate change in various corporate documents and disclosures).

A company need not implement a proposal in exactly the manner set forth by the proponent in order to obtain no-action relief. *See* 1998 Release, at n.30 and accompanying text. *See, e.g., Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g.*, *Exelon Corp.* (Feb. 26, 2010) (proposal requesting a report on different aspects of the company's political contributions substantially implemented when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (Feb. 17, 2006) (proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented where the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (Mar. 29, 1999) (proposal seeking specific criteria for the company's outside directors substantially implemented by the company's adoption of a policies that included modifications and clarifications that incorporated the proposal).

B. Analysis

The Proposal requests that the Company "issue a report describing current company efforts to assess, review, and mitigate risks of hazardous material transportation, including crude oil…" These risks have been discussed by the Company in its periodic reports filed with the Commission. For example, the Company's 2015 Form 10-K contains a risk factor entitled "As a common carrier by rail, we must offer to transport hazardous materials, regardless of risk" that addresses the reality that the Company, as a common carrier, is required to transport hazardous materials upon a shipper's reasonable request (see 49 U.S.C. section 11101) and such transportation could create losses in terms of personal injury and property, including environmental damage, and compromise critical parts of the Company's rail network. In particular, the Company states that "a catastrophic rail accident involving hazardous materials could have a material adverse effect on [the Company's] financial position, results of operations, or liquidity…" Further, the Company provides in its risk factors disclosure in the 2015 Form 10-K that the Company has "obtained insurance for potential losses for third-party liability and first-party property damages" in connection with the transportation of hazardous materials. The Company's 2015 Form 10-K and past periodic reports containing this risk factors language are available on both the Commission's EDGAR website and the Company's website. As a result, the Company has made this disclosure available not only to the Company's shareholders but also to all members of the public.

In addition, the Company believes that it has substantially implemented the Proposal, the essential objective of which is for the Company, under board oversight, to report on the Company's efforts to assess, review, and mitigate risks of hazardous material transportation. The Company is committed to the safe transport of hazardous materials, including crude oil, that will maintain its competitive position. This commitment is expressly set forth throughout the Company's 2016 Sustainability Report (the "Sustainability Report"), a copy of which is attached hereto as Exhibit C and is publicly available on the Company's website at http://nssustainability.com/Norfolk_Southern_2016_SR.pdf. For example, the Sustainability Report includes a list of key focus areas for the Company, which includes the safe transport of hazardous materials, including crude oil. *See* page 13 of the Sustainability Report. In addition, the Sustainability Report includes a section titled "Safely Moving Goods," which provides that

"Norfolk Southern continue[s] to demonstrate that rail is a safe and efficient mode to move federally regulated hazardous materials to market." *See* page 51 of the Sustainability Report. This section of the Sustainability Report also includes disclosure that to ensure safe transport, the Company "adheres to comprehensive federal rules covering hazmat transport and has adopted many voluntary safeguards that exceed government regulations. In addition, [the Company] works closely with chemical customers, including providing on-site training in safe rail-shipping practices." Finally, the Sustainability Report also includes reference to the Company earning the National TRANSCAER Achievement Award for the 14th consecutive year, which "recognizes exceptional achievement in support of efforts to help communities prepare for and safely respond to potential incidents involving transport of hazardous materials." Accordingly, the Company has a clear policy of reporting on the assessment, review and mitigation surrounding the transportation of hazardous materials.

Along similar lines, the Company has extensive disclosures regarding safety and security considerations raised by its shipping activities in its Form 10-K. For example, under the heading "Security of Operations," the Company describes the measures that it has taken to enhance the security of its rail system. For example, the Company states that "As part of the plan, security awareness training is given to all railroad employees who directly affect hazardous material transportation safety, and is integrated into hazardous material training programs. Additionally, location-specific security plans are in place for certain metropolitan areas and each of the six port facilities we serve."

In addition, the Company's Thoroughbred Code of Ethics (the "Code of Ethics") states that the Company is "committed to protecting the quality of the environment." *See* page 16 of the Code of Ethics, a copy of which is attached as Exhibit D and is publicly available on the Company's website at http://www.nscorp.com/content/dam/nscorp/get-to-know-ns/investor-relations/thoroughbred-code-of-ethics/thoroughbred_code.pdf. The Code of Ethics makes clear that all Company employees are responsible for understanding and responding to potential environmental problems and for complying with applicable environmental laws, with non-compliance potentially subjecting the employees to civil and criminal penalties. Notably, the Code is built off of the Company's Core Values, the first of which is Safety. The Code was approved by the Company's Board of Directors.

Finally, the Finance and Risk Management Committee Charter, a copy of which is attached hereto as Exhibit E and is publicly available on the Company's website at http://www.nscorp.com/content/dam/nscorp/get-to-know-ns/investor-relations/governance-documents/finance.pdf, provides that the Finance and Risk Management Committee is tasked with recommending to the Company's Board of Directors procedures and processes for the Board's oversight of the Company's risk management program, including the schedule for risk mitigation updates, and recommending "duties related to risk management and oversight responsibilities for specific identified areas of risk for the [Company]." The Company's proxy also discusses the Company's risk oversight structure and related considerations, including the Board's oversight role with respect to safety matters:

> The Board of Directors is responsible for the oversight of Norfolk Southern's risk management efforts. The Board works with management to set the corporate objectives

> around which risk management is shaped, and management implements a risk management program based on these objectives. The Governance and Nominating Committee has been delegated authority to recommend procedures for the Board's risk oversight function. The Governance and Nominating Committee assigns oversight responsibilities for specific risks to the Board of Directors and the committees of the Board. In addition, in accordance with applicable regulations and its charter, the Audit Committee periodically considers major financial risks of Norfolk Southern, risks associated with Norfolk Southern's financial reporting and the risk of fraud impacting Norfolk Southern. Finally, the Compensation Committee considers major compensation related risks of Norfolk Southern. Management provides presentations, information and updates on risk management efforts on a regular basis and as requested by the Board or Board committees. In addition, the Board or its committees may conduct additional risk assessments at any time, and each committee is empowered to engage outside advisors as needed to assist in performing its risk management duties.

The Staff has consistently concurred with the exclusion of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed. *See e.g*., *The Dow Chemical Company* (Mar. 18, 2014) (proposal requesting that the company prepare a report "assessing the short and long term financial, reputational and operational impacts" of an environmental incident in Bhopal, India, excludable where the company published a "Q and A" document regarding the Bhopal incident on its website); *Entergy Corporation* (Feb. 14, 2014) (proposal requesting a report, reviewed by a board committee of independent directors, on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions, excludable where the company included the disclosures requested by the proposal in its annual Sustainability Report); *Target Corp.* (Mar. 26, 2013) (proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions, where the company addressed such matters in a Corporate Responsibility Report and in its proxy statement); *TECO Energy, Inc.* (Feb. 21, 2013) (proposal requesting report on the environmental and public health effects of mountaintop removal operations, excludable where the company included information that was responsive to the proposal in its Corporate Sustainability Report); *Pfizer Inc.* (Jan. 11, 2013) (proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, excludable where the company published a document entitled "Pfizer Guidelines and Policy on Laboratory Animal Care" on its website, which detailed the measures that Pfizer has implemented to reduce the use of animals, especially in painful procedures, and by describing the plans that it has developed to continue to promote alternatives to animal use); *The Coca-Cola Company* (Jan. 25, 2012) (proposal requesting a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A]," excludable where the company published a BPA report on its website); *Exelon Corporation* (Feb. 17, 2011) (proposal requesting a report to shareholders on Exelon's process for identifying and prioritizing legislative and regulatory public policy advocacy activities, excludable where Exelon included such information in a Political Activities Report that addressed the Company's processes for identifying, evaluating and prioritizing legislative and regulatory public policy advocacy activities and entering into alliances, associations, coalitions and trade associations in an effort to affect public policy).

As with the companies in the foregoing precedents, the Company already has reported and disclosed the information that the Proposal requests. Moreover, the Company believes that given the substantial public disclosure provided by the Company related to the assessment, review and mitigation of risks related to transporting hazardous materials, the Company's its policies, practices and procedures already in place compare favorably with the guidelines of the Proposal. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis, on behalf of the Company, we respectfully request that the Staff concur that it will take no action should the Company exclude the Proposal from its 2017 Proxy Materials under Rules 14a-8(i)(7) and 14a-8(i)(10).

* * * * *

The Company anticipates that the 2017 Proxy Materials will be finalized for distribution on or about February 21, 2017. Accordingly, we would greatly appreciate it if the Staff could review and respond to this no-action request by February 14, 2017.

If the Staff disagrees with the Company's view that it can omit the Proposal, the Company requests the opportunity to confer with the Staff prior to the final determination of the Staff's position. If the Staff has any questions regarding this request or requires additional information, please contact me at (202) 662-5500.

Very truly yours,

Keir D. Gumbs

cc: Krista J. McAninley, Norfolk Southern Corporation

Exhibit A

Cover Letter and Proposal

FAX

Friends Fiduciary

ADDING VALUES TO STRONG PERFORMANCE

1650 Arch Street
Suite 1904
Philadelphia, PA 19103
T:215-241-7272
F:215-241-7871

To: Denise W. Hutson, Corporate Secretary, Norfolk Southern Corporation

Fax number: 757-533-4917

From: Jeffery W. Perkins, Executive Director, Friends Fiduciary Corporation

Fax number: 215-241-7871

Date: November 28, 2016

Regarding:
Shareholder Proposal for Inclusion in 2017 Proxy Statement

Phone number for follow-up:
215-241-7272 or jperkins@friendsfiduciary.org

Comments:

Friends Fiduciary

ADDING VALUES TO STRONG PERFORMANCE.

November 28, 2016

DELIVERY VIA FACSIMILE

Denise W. Hutson
Corporate Secretary
Norfolk Southern Corporation
Three Commercial Place
Norfolk, VA 23510-9219

Dear Ms. Hutson:

Having received no response to our letter sent on September 26, 2016, and our email sent on November 4, on behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation hereby files the attached proposal for inclusion in Norfolk Southern Corporation's 2017 proxy statement. We look forward to meaningful dialogue with your company on the issues raised in this proposal.

Friends Fiduciary Corporation serves more than 360 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $350 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. As investors, we expect transparency around our companies' processes for analyzing risks posed by transportation of hazardous materials and its potential impact on operations. It is important to us that companies are forward thinking and constantly analyzing their operating environment for opportunities and risks, and informing and engaging the board of directors on those risks and opportunities.

A representative of the filers will attend the shareholder meeting to move the resolution. Please note that I will be the contact person for this proposal.

Friends Fiduciary currently owns more than 5,500 shares of common stock of Norfolk Southern Corporation. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of common stock shares through the date of the Annual Meeting.

If you have any questions, please contact me at jperkins@friendsfiduciary.org or 215-241-7272.

Sincerely,

Jeffery W. Perkins
Executive Director

Enclosures

cc: James A. Squires, Chief Executive Officer
Katie U. Cook, Director, Investor Relations

Risks Associated With Rail Transportation of Hazardous Materials
Norfolk Southern Corporation

WHEREAS, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (EnergyWire, July 17, 2013). According to Midwest Energy News, this "reignited a debate over the relative safety of rail and pipeline transport," noting that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (E&ENewsPM, January 2, 2014)";

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario" (http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj). As May 2016 Chicago Magazine article puts it: "In addition to the human and environmental costs, one terrible accident could put a railroad company out of business." (http://www.chicagomag.com/Chicago-Magazine/May-2016/Bomb-Trains/) Transportation of hazardous materials poses significant financial and reputational risk to the company, and as stakeholders we want to ensure proper board oversight of those risks;

According to its 2016 Sustainability Report, Norfolk Southern's shipments of hazardous materials have increased since 2015. The Department of Transportation issued a call for comment in November 2016, signaling their intention to bring new regulations regarding the transportation of hazardous materials into force before the end of the year. Although these measures focus primarily on treatment and testing of material before shipment, regular and meaningful board appraisal of the risks and opportunities related to hazardous material shipment is essential.

RESOLVED: Shareholders request that Norfolk Southern Board of Directors issue a report describing current company efforts to assess, review, and mitigate risks of hazardous material transportation, including crude oil, within six months of the 2017 annual meeting, barring competitive information and at reasonable cost.

Supporting Statement:
We recommend the report include: an outline of the Board of Director's role in managing risk posed by hazardous material transportation, including any actions company management takes to inform the board of risks and opportunities relating to the transportation of hazardous material.

Exhibit B

Correspondence with Proponent

usbank.

All of us serving you℠

Institutional Trust and Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

November 28, 2016

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Norfolk Southern Corp** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

Antoinette Delia

Antoinette Delia
Account Associate
215-761-9431

Exhibit C

2016 Sustainability Report



Steel wheels on steel rail is efficiency in motion. Efficiency motivates Norfolk Southern's success in performance, service, and stewardship. See how in this report.

What *EFFICIENCY* Looks Like


6616

TABLE OF CONTENTS

Progress / page 3

A Q&A with Norfolk Southern's corporate sustainability officer; 2015 sustainability performance highlights; NS' material sustainability issues; and stakeholder engagement.

Prosperity / page 15

CEO Jim Squires' statement; NS' five-year strategic plan; customer service commitments; economic performance; capital investments and supply chain; and philanthropy.

People / page 33

Workplace safety; diversity and inclusion; employee demographics; training and wellness; employee volunteerism; and community safety.

Planet / page 57

Eco locomotives and Sleeper idle-reduction technology; fuel efficiency; carbon mitigation; greenhouse gas emissions; energy efficiency; and recycling and waste management.

GRI / page 82

Global Reporting Initiative performance indicators by section.

PROGRESS





PROGRESS

Q&A WITH NORFOLK SOUTHERN'S CSO



Bruno Maestri
Corporate Sustainability Officer

Bruno Maestri was named Norfolk Southern's corporate sustainability officer in June 2015. Based in NS' Washington office, Maestri also is vice president government relations. A former environmental consultant, he joined the railroad in 1995 as chief environmental officer.

Q. What is your role as corporate sustainability officer?

A. My primary role is to lead initiatives demonstrating how sustainability is embedded in the company's culture. The aim is to connect our sustainability goals with our strategic corporate goals and to the day-to-day work of our employees. Also, it's telling the story of how Norfolk Southern interacts in sustainable ways with our shareholders, customers, and the communities we serve. To me, corporate sustainability means acting responsibly in the conduct of our business. This can only enhance our ability to grow business.

Q. What is your top sustainability priority over the next year or so?

A. Priority one is to get a deeper, more formal understanding of what is most material to Norfolk Southern and our key internal and external stakeholders in terms of sustainability. From that assessment, we can refine our areas of focus and help employees better understand the important role they each play in making the railroad and the communities where we live and work stronger and more sustainable. We are part of the fabric of the communities where we operate, and we want to add value by what Norfolk Southern brings to our communities.

Q. As you think about sustainability trends within the broader society, what do you view as the greatest opportunities and challenges facing NS?

A. There is much discussion in Washington about climate change and the need to reduce carbon emissions. Studies show that freight rail is four times more fuel-efficient on average than trucks on the highway and generates 75 percent fewer carbon emissions per ton of freight. By encouraging the movement of more goods by rail instead of long-haul trucks, society actually can reduce the overall carbon footprint from transportation sources. That's one of our big opportunities. The challenge is to establish a mechanism where rail gets credit in some manner for lowering overall emissions – even if total rail emissions go up some percentage as a result of moving higher business volumes. It's important that those who regulate or score carbon emissions recognize the role that rail plays in reducing total transportation-related emissions.

Q. Do you think Norfolk Southern could ever reach a point where it runs a carbon neutral operation?

A. As we continue to grow business, offsetting our total footprint would be very challenging, but conceptually, it's possible. We've adopted technologies and operational practices that over the past five years have helped us reduce carbon emissions by more than 8 percent per revenue ton-mile of freight. Our Trees and Trains carbon mitigation program creates carbon credits sufficient to offset CO_2 emissions in a meaningful way over time. In the Mississippi Delta, a region important to our business, our Trees and Trains partnership with GreenTrees has reforested 10,000 acres with more than 6 million trees and is expected to earn carbon credits equivalent to offsetting nearly a quarter of Norfolk Southern's annual CO_2 emissions. That's significant. We could pursue other carbon-mitigation initiatives if they make sense from a business perspective. In addition, developing a mechanism whereby carbon credits could be earned for converting freight from highway to rail could make a substantial impact on offsetting our emissions.

Q. What are the next steps NS needs to take to advance the company's sustainability journey?

A. It's to focus on the things that matter most to us, and we're well on the way with those steps. Locomotive fuel efficiency is one critical area. In 2015, senior management adopted a strategic plan that for the first time creates a publicly stated goal to reduce fuel consumption over the next five years. This is key to our ongoing efforts to reduce carbon emissions. In a second critical area, we are taking steps to more effectively manage the large fleet of vehicles our people need to operate and maintain the railroad. That initiative includes the use of telematics technology to enhance driver safety, fuel economy, and operational costs. A third critical area is improving energy use in our facilities. Across our network, we're upgrading facilities with more energy-efficient lighting and other technologies to make them smarter, greener, and less expensive to operate. Our $53-million energy-conversion project at Juniata Locomotive Shop is a good example. With facilities across 22 states, this is a major undertaking that requires identification, prioritization, and investment. It won't happen all at once, but we are committed to the task and focused on making progress, one step at a time.

> "We are part of the fabric of the communities where we operate, and we want to add value by what Norfolk Southern brings to our communities."
>
> –Bruno Maestri



PROGRESS

2015 DASHBOARD

HOW NORFOLK SOUTHERN ADVANCED SUSTAINABLE TRANSPORTATION IN 2015

Planet: Environmental performance



READ MORE

Reducing emissions

- Introduced the Eco locomotive, a new class of recycled locomotives equipped with new low-emission engines that reduce NOx and particulate matter.
- Rolled out the "Sleeper," a custom engine-heating system that eliminates unnecessary locomotive idling in rail yards in winter months.
- Expanded a rebuild program to create engineless locomotives that provide emissions-free pulling power when coupled with a diesel locomotive.
- Reached 80 percent of GHG-reduction goal.
- Produced 1.9 percent fewer GHG emissions from business operations versus 2014.
- Achieved 7 percent reduction in nonlocomotive Scope 1 emissions.

Fuel efficiency

- Locomotives in revenue service moved a ton of freight an average of 410 miles on a gallon of diesel. Locomotives in all work activities consumed an average of 1.28 gallons per 1,000 gross ton-miles.
- Set a 2020 locomotive fuel-efficiency goal to reduce fuel consumption by $80 million.
- Since 2011, improved locomotive fuel efficiency by 3 percent per 1,000 gross ton-miles.



READ MORE

Planet: Environmental performance



Carbon Conservation

- Completed a five-year, $5.6 million environmental partnership in the Mississippi Delta to reforest 10,000 acres of former woodlands with 6.04 million trees. The trees eventually will generate carbon credits equal to nearly 20 percent of Norfolk Southern's annual GHG emissions.
- Launched an initiative to restore 290 acres of historic wetlands in coastal South Carolina that will create wildlife habitat, restore natural water hydrology, and generate wetlands mitigation-bank credits that can be sold to support economic development.

READ MORE

Energy efficiency

- Generated 6 percent fewer emissions from purchased electricity sources.
- Completed lighting upgrade projects at 31 railroad facilities expected to generate annual energy and maintenance savings of $2.1 million and reduce annual CO_2 emissions by more than 9,500 metric tons.



READ MORE

Prosperity: Economic performance


9845

Financials

- Generated $10.5 billion in railway operating revenues.
- Returned more than $700 million in dividends to shareholders.

READ MORE

Economic Development

- Helped locate 61 new and expand 32 existing industries in 20 states, representing $4.2 billion in industry investment, 6,000 customer jobs, and an estimated 88,974 additional carloads of business valued at more than $212 million.
- Generated an employee payroll of more than $2.3 billion and made purchases and tax payments totaling more than $6.3 billion across its 22-state operating territory.



READ MORE

Prosperity: Economic performance


9570

Rail efficiencies

- Announced a five-year strategic plan setting 2020 goals focused on achieving operating efficiencies, cost savings, and revenue growth.
- Improved composite customer service performance by 3 percent, including on-schedule delivery.

READ MORE

Capital investment

- Invested $2.4 billion in capital projects to enhance customer service and grow the business.



READ MORE



Supply chain value

- Purchased $4.2 billion in supplies and equipment, generating income for more than 6,700 supplier businesses.
- Increased purchases from minority- and women-owned business suppliers by 7 percent.

READ MORE

Corporate philanthropy

- $13.7 million in combined Norfolk Southern Foundation, corporate, and business giving to support human service needs, arts and culture, environment, and education in communities served by the railroad.



READ MORE

People: Social performance



Safety

- Recorded a 13 percent decline in reportable employee injuries.
- Introduced new risk-factor safety training program for workforce.
- Launched telematics pilot to enhance vehicle fleet safety.
- Created a new employee safety message, "i am Coming Home," to personalize safety.

READ MORE

Workforce

- Established employee Diversity and Inclusion Councils in each of NS' 10 operating divisions.
- Hired record numbers of female management trainees and conductor trainees.
- Recruited military veterans, who comprised 15 percent of all new hires.
- Achieved wellness milestone, with employees taking more than 19 billion steps – equal to 497 trips over NS' 20,000 miles of rail – as part of the company's health and wellness program.



READ MORE



READ MORE

Community

- Recorded more than 2,500 hours of community service through the company's formal Thoroughbred Volunteers program.
- Helped train nearly 4,800 local emergency responders in 18 states in safe response to potential incidents involving transport of commercial freight regulated as hazardous material.
- Sponsored training for 80 first responders on safe response to potential crude-by-rail incidents – part of a three-year rail industry effort in which NS so far has invested $800,000 in training nearly 220 emergency responders who live and work in communities where crude trains operate.
- Raised public awareness about highway-rail grade crossing safety and the dangers of trespassing on railroad property, including Whistle Stop train tours in Ohio and the Carolinas, and a Train Your Brain campaign in Georgia.



PROGRESS

REPORTING & MATERIALITY

About this report

Norfolk Southern Corporation's ninth annual sustainability report discloses its significant environmental, social, and economic impacts during 2015 and the first half of 2016. The report, designed to be viewed online, offers transparency into NS' sustainability performance and is intended to help stakeholders assess NS' commitment to corporate social responsibility.

Information in this report is in accordance with the Global Reporting Initiative's G4 Core Level guidelines.

We want to hear from you: Norfolk Southern, a publicly traded enterprise headquartered in Norfolk, Va., welcomes stakeholder feedback on this report. Comments and questions may be emailed to **footprints@nscorp.com**

Third-party GHG emissions review

Norfolk Southern aims to provide transparency in disclosing its greenhouse gas emissions to interested stakeholders. For the fifth consecutive reporting year, NS engaged auditing firm KPMG LLP to review the railroad's GHG emissions data.

Read KPMG's review letter and NS' 2015 GHG emissions report.

More information about NS' carbon footprint and efforts to reduce emissions can be found in this report's **Planet** section.

NS' core sustainability issues

Norfolk Southern's sustainability vision is to perpetuate our corporate longevity and success for the benefit of our customers, investors, the communities we serve, and our people.

Topics covered in this report are considered the most relevant to achieving a healthy balance between NS' business imperatives as a publicly traded company and its environmental and social commitments as a responsible corporate citizen.

This report is structured around NS' core sustainability issues, described by the Global Reporting Initiative's G4 guidelines as material issues. NS identified core issues through an informal process that included interviews with senior management, goals outlined in the company's five-year strategic plan, and stakeholder outreach. For future reports, NS plans to conduct a formal materiality assessment involving internal and external stakeholders.

ISSUES THAT MATTER MOST

Planet

- Locomotive fuel efficiency
- Diesel emissions
- Environmental partnerships
- Energy-efficient operations

Prosperity

- Shareholder value
- Customer service
- Resource stewardship
- Community philanthropy
- Corporate integrity

People

- Workplace safety
- Safe operations in communities
- Healthy, well-trained workforce
- Diversity and Inclusion

NS' sustainability chain

Norfolk Southern's sustainability program is overseen by the Environmental Policy Council, a committee comprising senior management, department heads, and the corporate sustainability officer. The council chair is appointed by and reports directly to the CEO, who chairs the company's board of directors.

In 2015, Jim Hixon, executive vice president law and corporate relations, was appointed council chair. In addition to sustainability, the council oversees the company's compliance with state and federal environmental rules and regulations and with corporate policies regarding environmental issues.

The council reviews best practices in corporate sustainability and examines what industry peers are doing to reduce business impacts on the environment. The council also ensures that all operations departments are aware of and contributing to the company's sustainability efforts.

FORWARD-LOOKING STATEMENTS

Certain statements in this sustainability report are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or our achievements or those of our industry to be materially different from those expressed or implied by any forward-looking statements.

In some cases, forward-looking statements can be identified by terminology such as "may," "will," could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "project," "consider," "predict," "potential," "feel," or other comparable terminology. We have based these forward-looking statements on our current expectations, assumptions, estimates, beliefs, and projections. While we believe these expectations, assumptions, estimates, beliefs, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond our control. These and other important factors, including those discussed under "Risk Factors" in our latest Form 10-K, as well as our subsequent filings with the Securities and Exchange Commission, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements.

The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Copies of our press releases and additional information about us are available at ***www.norfolksouthern.com,*** or you can contact Norfolk Southern Corporation Investor Relations at 757-629-2861.

PROGRESS

STAKEHOLDER ENGAGEMENT

Engaging stakeholders

Norfolk Southern recognizes the importance of engaging stakeholders and uses their feedback to take action and improve performance. Following is a list of the company's key stakeholders, how the company interacts with them, and topics discussed in 2015.

STAKEHOLDER GROUP	WAYS NS ENGAGES	KEY TOPICS IN 2015
EMPLOYEES	• Online Employee Resource Center/Operations Web Portal • Daily email of NS/industry news • 24/7 NSTV internal television station • CEO town hall meetings/executive leadership visits • Online CEO Q&A forum • Daily job and safety briefings • Local safety and service committee meetings	• Safety and customer service • Renovations at Norfolk and Atlanta corporate offices to consolidate office locations from three to two to streamline business operations and enhance workplace environments • Enhanced online career/learning center • Diversity & inclusion • Efforts to hire more women in management and craft positions
CUSTOMERS	• Electronic survey of NS' top 200 to 250 customers • Operations Service and Support group • Service updates on NS' corporate website • Visits/calls by marketing representatives • On-site safety and service visits by Transportation Department supervisors and train crews • Customer forum outreach by senior leadership, operating personnel, and account representatives	• Service issues related to network congestion, particularly on NS' Northern Region • Response to weather-related service issues, including severe flooding in South Carolina • Competitive pricing • Conversion of freight from highway to rail • Reducing transportation-related carbon emissions
SHAREHOLDERS/ INVESTORS	• Quarterly earnings calls and annual meeting • Senior leadership on-site meetings and office calls with large investors • Investor relations office • Corporate website investors' page • Investor days • Industry conferences • Shareholder proposals	• Creating long-term shareholder value • NS stock performance • Revenue and expense trends • Canadian Pacific Railway's unsolicited proposal to acquire NS (dropped in 2016)

STAKEHOLDER GROUP	WAYS NS ENGAGES	KEY TOPICS IN 2015
COMMUNITIES	• Training for local police, fire, and EMS on safe response to potential rail incidents • Outreach by government relations and public relations teams • Thoroughbred Speakers Bureau • Norfolk Southern Foundation community grants • Employee volunteerism, including Thoroughbred Volunteers	• Highway-rail grade crossing safety • Trespasser prevention • Safe transport of hazardous materials, including crude oil • Locomotive engine-idling • Local traffic delays caused by trains stopped at railroad crossings • Closure of corporate office building in Roanoke, Va., to consolidate office locations from three to two to streamline business operations
GOVERNMENT	• Government relations teams in Washington and states where NS operates • Ongoing dialogue with regulators and policy-makers	• Safe transport of hazmat • Implementation of positive train control • Balanced industry regulation • Public-private partnerships to reduce locomotive diesel emissions
NONGOVERNMENTAL ORGANIZATIONS	• Environmental partnerships, including carbon mitigation and water quality in the Chesapeake Bay watershed • Outreach by CSO and corporate sustainability group • Funding for clean coal research and development • Norfolk Southern Foundation grants to support education, diversity, and inclusiveness	• Wetlands protection • Water quality in the Chesapeake Bay watershed • Carbon mitigation through NS' Green Trees program • NS' Lambert's Point Coal Terminal • Alternative fuel technologies
INDUSTRY/SUPPLIERS	• Active participation in the Association of American Railroads, the rail industry trade organization • Co-sponsor of annual Railroad Sustainability Symposium • Page for prospective suppliers on NS' corporate website • Supplier partnerships on innovative business solutions	• Reducing the environmental impacts of railroad operations • Locomotive fuel efficiency • Safety of railroad operations • Supplier sustainability practices • Increasing supplier diversity

Want to know more?

Norfolk Southern Foundation, corporate, and business grants in 2015

NS 2015 corporate and Good Government Fund political contributions

NS 2015 corporate contributions to trade associations



PROGRESS

GOVERNANCE

Good Governance

Norfolk Southern is committed to leadership in good corporate governance in the workplace, the marketplace, and the communities where the company operates.

The company holds its board of directors, senior managers, and employees to the highest standards of ethical behavior. The company's Thoroughbred Code of Ethics and SPIRIT values – safety, performance, integrity, respect, innovation, and teamwork – provide the foundation for business conduct and relationships with shareholders, customers, co-workers, suppliers, competitors, and other stakeholders.

Guided by these core principles, NS creates long-term economic, environmental, and social value that benefits the company and its stakeholders.

More information on governance
Visit Norfolk Southern's corporate website for details on:

Board of Directors

Risk Management

Thoroughbred Code of Ethics

Governance Documents

Leadership changes

During 2015 and early 2016, Norfolk Southern transitioned smoothly to a new senior executive management team that reflects the company's tradition of developing and promoting leaders from within.

- Jim Squires, a 23-year NS veteran, became the company's new chief executive officer, June 1, 2015, and chairman of the board of directors, Oct. 1, 2015. During his first six months as CEO, Squires led development and implementation of a five-year strategic plan and oversaw a return of NS' freight rail service to near all-time best performance levels.

- Alan Shaw, who joined NS in 1994, became executive vice president and chief marketing officer, May 16, 2015.

- Cindy Earhart, an NS employee since 1985 and named executive vice president administration in 2013, assumed the additional duties of chief information officer, Oct. 1, 2015.

- Mike Wheeler, who joined NS in 1985 as a research engineer, became executive vice president and chief operating officer, Feb. 1, 2016.

PROSPERITY



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PROSPERITY

A MESSAGE FROM OUR CEO



Jim Squires
Chairman, President and CEO

Thanks for visiting Norfolk Southern's 2016 Sustainability Report and for your interest in learning more about what efficiency looks like at our railroad.

Efficiently moving freight trains across our 22-state network is a cornerstone of sustainability at Norfolk Southern. It's about turning challenges into daily opportunities – keeping our people and communities safe, providing unequalled customer service, and being a good steward of the resources that contribute to our success as a business enterprise. Providing reliable, cost-efficient, and environmentally friendly rail service ensures that we remain a vital link in the nation's freight transportation network for years to come, efficiently moving the goods that keep our economy moving.

In the nine years since Norfolk Southern adopted a formal sustainability program – we were the first large U.S. railroad to appoint a corporate sustainability officer – we have embedded sustainable practices into our corporate strategy. We recognize that sustainability is not something you just bolt on: To be most impactful, sustainability has to be entwined in daily operations in ways that advance our business goals and honor our environmental and social commitments as a responsible corporate citizen.

Examples of how we achieve that balance are found in this report. In 2015, for instance, we rolled out a new class of low-emission Eco locomotives, recycling older frames to save on costs while helping communities comply with their commitments and obligations under the federal Clean Air Act.

> "Efficiently moving freight trains across our 22-state network is a cornerstone of sustainability at Norfolk Southern."
>
> –Jim Squires

For the first time, we adopted a locomotive fuel-efficiency goal, setting a 2020 target to reduce diesel consumption equal to $80 million annually. Achieving that goal will help us meet another key objective – lowering greenhouse gas emissions from locomotive operations, our biggest environmental impact. To reduce that impact, we are investing in engine-handling technologies, an innovative locomotive rebuild program, and network efficiencies that in turn reduce our bottom-line expenses.

Norfolk Southern also made gains in social performance in 2015. Workplace injuries declined as we introduced a new safety theme, “i am Coming Home,” that makes safety personal. For the second consecutive year, we hired record numbers of women in our management trainee and conductor trainee programs. Along with that, we formed employee diversity and inclusion councils in each of the company’s 10 operating divisions, recognizing that our future success depends on recruiting a workforce that reflects the diversity of the communities we serve.

2020 TARGET SET TO REDUCE DIESEL CONSUMPTION EQUAL TO $80 MILLION ANNUALLY

RECORD NUMBERS OF WOMEN HIRED IN OUR MANAGEMENT TRAINEE & CONDUCTOR TRAINEE PROGRAMS

WORKPLACE INJURIES DECLINED AS WE INTRODUCED A NEW SAFETY THEME, “I AM COMING HOME.” THAT MAKES SAFETY PERSONAL

Since my appointment as CEO in 2015, Norfolk Southern has adopted a five-year strategic plan that further integrates sustainability into business operations. The plan focuses on the three pillars of our business model: safety and service, stewardship of resources through operating efficiencies, and growth. To be sustainable as a business enterprise, we have to deliver on each of these strategic priorities.

With a business history approaching two centuries, we realize that meeting the service needs of our customers is the key to longevity. By operating safely, we help ensure a successful future for our customers, our communities, and ourselves.

Under our corporate umbrella, we are stewards of many resources: our people, our physical assets, and all the goods and services that we consume as a business. Given the large resource footprint that is characteristic of our company and the rail industry – the tracks, trains, and facilities across our operating territory – it is critical that we remain focused on being a conscientious caretaker of those resources.

Norfolk Southern traces its roots to a small railroad in South Carolina that began operating in the 1830s, the earliest days of railroading. Now, as we embrace the challenges and opportunities of a 21st century global marketplace, we are committed to achieving industry leadership in sustainability. We want to be a good steward of the environment and drive our business forward at the same time, a formula that spells success for us and for our key stakeholders – investors, customers, employees, communities, suppliers, industry partners, and government agencies.

At Norfolk Southern, that’s what we call efficiency.



Jim Squires
Chairman, President and CEO


PROSPERITY

2015 STRATEGY & PERFORMANCE SCORECARD

REPORTED OPERATING REVENUE OF **$10.5 BILLION**

ADOPTED **FIVE-YEAR** STRATEGIC PLAN FOR OPERATIONS

PAID $700+ MILLION IN DIVIDENDS

Strategic plan drives service, efficiency, growth

In December 2015, Norfolk Southern announced a five-year strategic plan that sets targets for the company's economic performance through 2020. Developed by Jim Squires, who became CEO June 1, along with the senior management team and board of directors, the plan followed a comprehensive evaluation of the company's business model.

The plan is based on the core competencies of NS' business: safety and service; revenue growth; and stewardship of resources through productivity and operating efficiencies. The conservative and flexible plan enables the company to make adjustments to meet performance targets amid changing economic cycles and business markets.

The aim is to achieve ongoing operational efficiencies that result in a faster, more fluid, and lower-cost railroad. Improving network velocity enables NS to deliver superior service, create track capacity for volume growth, and generate cost savings that benefit the bottom line. A key target is to achieve an annual operating ratio below 65 percent. The ratio is a measure of operating expenses as a percentage of total revenue – the lower the ratio, the better.



The plan's focus areas include:

- Managing the workforce and facilities – including yards, terminals, and rail lines – based on business market demands. Streamlining operations around NS' coal business, which has declined in volume over the past four years, is a key part of the plan.
- Reducing the size of the locomotive and freight car fleets. The strategy includes replacing older, less reliable locomotives with new units and continuing NS' innovative locomotive rebuild program to enhance the efficiency and reliability of its road fleet.
- Improving locomotive fuel efficiency through a combination of onboard energy-management technologies, such as LEADER, improved network velocity, and operation of fewer locomotives.

KEY 2020 TARGETS OF FIVE-YEAR PLAN

Operating ratio:	Productivity savings:	Locomotive fuel efficiency savings:	Capital spending:
BELOW 65%	$650 MILLION	$80 MILLION	17% OF REVENUE



Learn More Details

More information about Norfolk Southern's five-year strategic plan and 2015 business highlights can be found on its corporate website and in filings with the Securities and Exchange Commission.

2015 Annual Report and Form 10-K

Norfolk Southern SEC filings

Organizational changes generate efficiencies, growth opportunities

Norfolk Southern made organizational changes during 2015 that streamlined operations and created opportunities to grow the business. In three of the most significant, the company:

- Consolidated corporate office locations from three to two. NS closed its Roanoke, Va., office building and moved approximately 500 job positions to NS' corporate headquarters office in downtown Norfolk and its operations office in Midtown Atlanta. The move reduces operating costs, creates opportunities for employee career development and advancement, and generates business benefits by collocating employees within the same departments into single locations.
- Restructured Triple Crown Services to focus the NS subsidiary's business on door-to-door movement of automobile parts. Based in Fort Wayne, Ind., Triple Crown Services specializes in the use of RoadRailer® trailers that move on road and rail. The restructuring reduces operating costs and achieves operating efficiencies by channeling its nonauto parts business onto NS' conventional intermodal network.
- Acquired a 282-mile mainline stretch of track in Pennsylvania and New York from the Delaware & Hudson Railway. The investment strengthens NS' competitive position in the Northeast and opens opportunities for long-term growth, in particular for intermodal, automotive, and energy markets and for business shared with short line railroad partners.

STRONG NETWORK SUPPORTS FUTURE GROWTH

NORFOLK SOUTHERN'S NETWORK INTERFACES WITH:

- **More than 50 percent of U.S. population, manufacturing, and energy consumption**
- **Estimated 50M+ long-haul truck shipments in our service area***
- **Extensive port access**

VOLUME MIX
(trailing 12-months 3/31/16)


Coal
14%
General
Merchandise
34%
Intermodal
52%

*Represents 500 miles or more

~20,000 *Route Miles of Track*

22 States *Served by Network*

43 Ports *Served by Network*


Buffalo
Detroit
Des Moines
Chicago
Cleveland
Toledo
Pittsburgh
population
Harrisburg
Northern NJ
Philadelphia
Baltimore
Columbus
Indianapolis
Cincinnati
Kansas City
St. Louis
Louisville
Washington, DC
Norfolk
Memphis
Knoxville
Charlotte
Morehead City
Birmingham
Atlanta
Dallas
Shreveport
Charleston
Savannah
Brunswick
Jacksonville
Mobile
New Orleans
To Miami
Ayer
2012 Population Density
(Per Square Mile)
100,001 or more people
25,001 to 100,000 people
10,001 to 25,000 people
1,001 to 10,000 people
101 to 1,000 people
100 or less people
Norfolk Southern Principal Routes
NS Trackage/Haulage Rights
Gateway City to Western Railroad
Port

Creating shareholder value

In 2015, Norfolk Southern returned more than $700 million to shareholders in dividend payouts, representing a 6 percent increase in dividends per share for the year. Further enhancing shareholder value, NS repurchased $1.1 billion of company stock to retire 11.3 million shares.

Through 2015, NS has paid dividends for 134 consecutive quarters – every quarter since the company's inception in 1982. Dividend increases have produced a 10-year compound annual growth rate of 17 percent.

2015 ECONOMIC IMPACT BY THE NUMBERS
(Numbers in millions, except per-share amounts)

For the year	2013	2014	**2015**
Railway operating revenues	$11,245	$11,624	**$10,511**
Net income	$1,910	$2,000	**$1,556**
Dividends per share	$2.04	$2.22	**$2.36**
Dividend payout ratio (as % of net income)	33%	34%	**46%**
Stockholders' equity	$11,289	$12,408	**$12,188**
Debt-to-total capitalization ratio	45.4%	42%	**45.3%**


2015 RAILWAY OPERATING REVENUES
BY MARKET GROUP
TOTAL: $10. 5 BILLION*
*numbers are rounded
7% Paper/Clay/
Forest Products: $771 million
9% Automotive: $969 million
12% Metals/
Construction: $1.3 billion
15% Agriculture/
Consumer Products/
Government: $1.5 billion
23% Intermodal: $2.4 billion
17% Coal: $1.8 billion
17% Chemicals: $1.8 billion



PROSPERITY

2015 CUSTOMER SERVICE SCORECARD

IMPROVED COMPOSITE SERVICE **3%**

ACHIEVED NEAR **RECORD LEVELS OF SERVICE** BY 4Q

ADOPTED LONG-TERM INITIATIVES TO **ENHANCE CUSTOMER SERVICE**

Measuring customer service

As a freight rail transportation company, Norfolk Southern's success hinges on customer service. NS' daily goal is to provide on-time, consistent, and reliable delivery of customers' goods, which helps them achieve their business goals.

After a challenging 2014, NS returned service levels to near record-best highs in 2015. As a result of ongoing operational improvements, NS boosted its fourth-quarter service performance by double digits compared with the same period in 2014.

To ensure customer expectations are met, NS uses three primary performance metrics – composite service, train speed, and terminal dwell. They offer a good overview of how well the company is meeting schedules and using assets. The metrics are updated weekly and shared with employees across the company, allowing the workforce to track progress and performance.



NEAR RECORD SERVICE LEVELS IN 2015

4Q 2014 vs. 4Q 2015

COMPOSITE SERVICE

24%↑


62.8%
77.9%
2014 vs. 2015

AVERAGE TRAIN SPEED

17%↑


19.7 mph
23.0 mph
2014 vs. 2015

AVERAGE TERMINAL DWELL

21%↓


29.8 hours
23.6 hours
2014 vs. 2015

2015 COMPOSITE SERVICE IMPROVED 3%


75.9%
83.1%
83.3%
69.9%
72.0%
2011
2012
2013
2014
2015

All NS shipments have a trip plan, similar to an itinerary for an airline flight. Composite service performance combines three metrics: the percentage of trains arriving on time as scheduled on the trip plan; the percentage of customer carload pickups and set-outs executed as scheduled; and the percentage of customer carloads making scheduled connections for delivery.

2015 TRAIN SPEED IMPROVED 1%

(average mph)


21.2
23.9
23.9
21.2
21.5
2011
2012
2013
2014
2015

Train speed provides a view of how smoothly and efficiently trains move across the network. A high-velocity network improves customer delivery times and lowers operating costs. For example, the company needs fewer locomotives and rail cars to move the same amount of freight and can add network capacity without building additional tracks.

2015 TERMINAL DWELL TIME IMPROVED 1%

(average hours)


24.5
21.6
21.6
26.0
25.7
2011
2012
2013
2014
2015

NS moves freight cars safely and as quickly as possible to achieve on-time delivery. As they move across the system, freight cars are classified and assembled into trains at terminals based on destination. Dwell time measures how long they remain in a terminal before departing on an outbound train. The shorter the time, the better.

Taking steps to improve customer service

From yard expansions and innovative technologies to a new locomotive reliability team, Norfolk Southern in 2015 continued to take action that improves customer service and the company's long-term sustainability.

The following are highlights.

Moorman Yard expansion



Norfolk Southern began implementing network changes to take advantage of a $160 million expansion completed in late 2014 that nearly doubled the size of Moorman Yard in Bellevue, Ohio. Now capable of handling 3,000 rail cars daily, the facility has enabled NS to reduce car handling and switching, route miles, and delivery times – by as much as two days for some customers.

The Bellevue terminal, NS' largest "hump" classification yard, is strategically located along a rail corridor that connects consumer-rich markets between Chicago and New York. The expansion has enabled NS to consolidate car handlings into fewer yards and to build longer trains. In one measure of efficiency gains, car handlings in 2015 were reduced by nearly 200 cars a day, generating annualized savings approaching $14 million.

Bellevue's added capacity has created opportunities to grow business volumes across NS' Northern Region and in other key network hubs. It also has improved network resiliency, providing more flexibility to reroute traffic and minimize delays during winter storms affecting Chicago and the Northern Region.

More intermodal capacity

NS' intermodal network links shippers to supply chains that span the globe, providing safe, fast, and efficient rail service to ocean carriers, third-party logistics firms, truckload, less-than-truckload, and parcel carriers. As intermodal volumes grow, NS continues to improve processes, employ innovative technologies, and make strategic capital investments to increase capacity and enhance service.



In 2015, NS completed an expansion of its Rutherford Intermodal Facility near Harrisburg, Pa., adding new loading, unloading, and support tracks and increasing parking capacity to handle more traffic volumes.

NS also completed improvements to its Calumet Intermodal Facility in Chicago, including adding a lift track, support track capacity, and parking. These enhancements improve NS' ability to serve customers in the nation's busiest rail hub.

Industry-leading technologies



NS began rolling out technology upgrades in 2015 that make doing business with the railroad easier and faster. The single largest effort, scheduled for completion in early 2017, involves a redesign of accessNS, the company's main customer e-commerce portal. Another significant initiative is the railroad's new optimized intermodal terminal operating system, including an industry-first mobile app for drayage truckers. At automotive distribution facilities, NS began installing a high-tech optical scanning system that gives auto customers and drayage drivers a real-time view of vehicle shipments.

To ensure these next-generation technologies meet customer needs, NS put customers in the driver's seat. The company used customer surveys, recruited shipping company volunteers for input on user experience, and rode along with drayage truckers at NS intermodal facilities in Chicago and Atlanta to better understand their needs and concerns.



Learn more on the corporate website about ExpressNS and NS intermodal services.

ExpressNS mobile app speeds business for intermodal shippers

In 2015, Norfolk Southern introduced ExpressNS, an industry-first mobile phone app that speeds truck drivers' pickup and delivery of trailers and containers at NS intermodal facilities. These drayage truckers provide valuable first- and last-mile service for customers' freight. Moving them through NS' intermodal facilities more quickly means less idling, reduced fuel burn and costs, and reduced carbon emissions.

The mobile app and other technologies improve operating efficiencies at intermodal facilities and make them "greener." These improvements include express lanes and automatic gate systems outfitted with high-resolution cameras and optical scanners for faster, more efficient processing of drayage trucks.

Teaming up for locomotive reliability

A new locomotive reliability group formed in 2015 has one mission: to keep locomotives on the road and out of repair shops. Based in Atlanta, a group of four teams helps mechanical shop employees diagnose locomotive troubles and reduce repeat locomotive failures.

NS based the concept in part on a model developed by Delta Air Lines to assist its airplane mechanics with repairs. Locomotives have event recorders – similar to an airplane's "black box" – that shop personnel can download and send to the reliability teams to troubleshoot problems. Each team specializes in one of NS' four primary road locomotive models.


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"The reliability teams spend their days studying the circuitry, the computers, and the systems on one model of locomotive – they know every nut and bolt and wire," said Doug Corbin, NS assistant vice president mechanical. "They help those local mechanics dig down to the bottom of the problem."

Since forming the group, NS has seen a drop in repeat locomotive failures and an increase in the mean days between repair-shop visits for individual locomotives. Each team has developed standardized work procedures that provide a checklist for shop employees to follow when a locomotive arrives for repair and before it re-enters service.

Investing in reliable pulling power

Norfolk Southern is making significant investments to improve the reliability of its locomotive fleet. These initiatives include:



- A rebuild program to convert aging Dash 9 locomotives from DC to AC power, a process that transforms the 1990s and early 2000s units into like-new locomotives at about half the cost of buying new. Using AC-powered traction motors boosts the locomotives' pulling power, particularly at slow speeds, and enhances fuel efficiency. NS owns about 1,200 of the Dash 9s, currently comprising nearly half of the railroad's long-haul road fleet.
- A plan to purchase 50 new AC locomotives, including 47 units in 2016 equipped with Tier 4 emissions technology, meeting EPA's latest and most stringent emissions standards. GE Transportation, the locomotive manufacturer, says the high-performance locomotives cut emissions of nitrogen oxides and particulate matter by at least 70 percent compared with Tier 3 locomotives – one more way that NS helps customers reduce their supply-chain emissions.



PROSPERITY

2015 ECONOMIC ENGINE SCORECARD

61 NEW INDUSTRIES	**32** INDUSTRY EXPANSIONS	**$4.2 BILLION** INDUSTRY INVESTMENT
$8.7 BILLION NS PAYROLL, PURCHASES, AND TAXES	**88,974** ADDITIONAL CARLOADS	**6,193** NEW CUSTOMER JOBS

Helping communities prosper



In 2015, Norfolk Southern contributed to industrial development projects that created jobs and business growth across 20 of its 22 operating states.

Working with customers and local and state economic development officials, NS helped locate 61 new and expand 32 existing industries along its rail lines. These projects pumped more than $4.2 billion in industry investment into communities large and small, generated more than 6,000 new customer jobs, and added to NS' top-line growth – an estimated 88,974 additional carloads of business valued at more than $212 million.

The two largest projects in terms of jobs and investment involved automotive assembly plants: Mercedes-Benz USI invested $2 billion to expand production of its C-class models at Vance, Ala., while Ford Motor Co. invested $1.1 billion to expand production of F-150 pickups at its Claycomo, Mo., plant.

Agricultural projects served by NS' grain franchise – including elevators, feed mills, and food processing plants – accounted for nearly one-quarter of the rail carload growth. While U.S. energy production slowed in 2015, 12 projects associated with NS' ethanol, natural gas, crude oil, wood pellet, and coal markets were among 19 expected to generate more than $3 million each in annual railroad revenues.



Learn more about how NS' Industrial Development group supports customers and communities.

"Our goal is to help communities be successful. If our communities are doing well from an industrial standpoint, it bodes well for us."

–Jason Reiner,
assistant vice president industrial development

NS' 2015 Economic Footprint

The positive economic impacts generated by Norfolk Southern's business operations ripple through states and local communities across the eastern U.S. In 2015, NS financed a payroll of more than $2.3 billion and paid taxes and made purchases totaling more than $6.3 billion.

State	Total Number of Employees Paid[A]	Total Payroll[A] (in thousands)	Total Taxes, Purchases, & Other Payments[B,C] (in thousands)	Miles of Road Operated 12/31/15	Industry Investment (in thousands)	New Customer Jobs	Carloads
Alabama	1,779	$117,916	$107,572	1,304	$2,213,000	1,520	3,099
Delaware	132	8,738	22,601	203	$60	0	453
Florida	200	11,819	73,316	149			
Georgia	5,040	374,214	467,857	1,719	$124,090	254	10,230
Illinois	1,642	109,656	1,466,857	1,256	$32,853	33	5,338
Indiana	2,689	187,124	151,560	1,441	$141,550	181	2,490
Iowa	15	822	6,267	43	$375	3	6,000
Kentucky	1,190	80,184	105,789	429	$120,024	82	1,110
Louisiana	85	4,970	8,822	76			
Maryland	158	9,834	57,804	269	$2,390	0	386
Michigan	778	54,702	49,546	487	$3,630	6	2,815
Mississippi	276	16,919	20,737	211	$250	15	4,000
Missouri	636	40,217	130,053	409	$1,110,366	3,518	2,752
New Jersey	212	14,329	96,037	931	$80,000	22	3,800
New York	496	30,084	85,989	890	$10,000	1	1
North Carolina	1,321	85,052	359,951	1,193	$54,452	144	8,073
Ohio	4,215	282,420	613,953	2,142	$52,557	105	9,596
Pennsylvania	5,295	348,619	952,850	2,406	$97,027	63	23,209
South Carolina	722	47,803	43,256	762	$5,050	59	1,800
Tennessee	1,834	124,814	121,799	827	$148,815	102	1,652
Virginia	4,537	363,426	254,870	1,992	$14,503	40	522
West Virginia	963	67,425	55,090	806	$3,251	45	1,648
All Other	80	5,722	1,078,988	4			
Total	34,295	$2,386,809	$6,331,564	19,949	$4,214,247	6,193	88,974

(A) Employment based on W-2's state of residence.
(B) Taxes include state income, property, sales and use, franchise, and other miscellaneous taxes.
(C) Total purchases includes capital items, rolling stock, joint facility, employee claims, and legal fees. Payroll is not included.

Capital Investment Generates Economic Returns

For every dollar of operating revenue generated in 2015, Norfolk Southern reinvested approximately 23 cents into capital projects to enhance service and grow the business. That investment totaled $2.4 billion.

The company prioritizes capital investment among four strategic areas to achieve performance goals. The focus is to:

- Maintain existing and purchase new assets, including rail and track infrastructure, locomotives, and freight cars.
- Ensure consistent and reliable customer service.
- Improve and enhance operational efficiencies and productivity.
- Facilitate growth in targeted markets.

While strengthening NS' franchise, these investments create a multiplier of economic benefits for communities across the railroad's operating network. They provide income to NS suppliers and their employees, generate tax revenues for state and local governments, and create an economic climate that supports jobs and development.

The largest portion of NS' 2015 capital budget went to maintain track infrastructure: With 35,000 miles of yard and road track, NS' business is capital-intensive. The railroad installed 523 miles of new rail, replaced 2.4 million crossties, and resurfaced 5,074 miles of track with approximately 2.6 million tons of ballast.


17%

2020 TARGET: 17%

Percentage of annual revenue NS' five-year strategic plan targets for capital investments to deliver best-in-class service. In 2015, NS invested about 23 percent of revenue in capital projects.

2015 CAPITAL INVESTMENTS


8% Locomotives: $183 million
Locomotive emissions kits, rebuilds, and DC-to-AC traction motor conversions
8% Other Projects: $187 million
Various communications and signals projects at yards, terminals, and grade crossings
9% Facilities/Terminals: $223 million
Facility expansions and renovations, yard improvements, and environmental protection projects
10% Positive Train Control: $230 million
Installing PTC technology on locomotives and wayside communications and signals systems
2% Technology: $56 million
Installing LEADER train-handling technology on locomotives, adding network storage capacity, and computer hardware
37% Maintenance of Way: $881 million
Rail, crossties, ballast replacements, and bridge projects
14% Freight Cars: $345 million
Replacements and acquisitions for volume growth
12% Infrastructure: $295 million
Improvements to support growth, track sidings and connections for added capacity and operational efficiencies, and switch and signal upgrades



PROSPERITY

2015 SUPPLY PURCHASES SCORECARD

PURCHASED **$4.05 BILLION** IN SUPPLIES AND SERVICES	SUPPORTED **6,717** SUPPLIERS	INCREASED SPEND WITH MINORITY- AND WOMEN-OWNED BUSINESSES BY **7%**

Generating supply-chain value



Norfolk Southern is a critical link in the U.S. commercial freight supply chain. Customers that rely on NS to safely and efficiently move their goods to market are a critical part of the railroad's value chain. Important to NS' business success as well are thousands of companies that supply diesel fuel, equipment, materials, and a multitude of services the railroad needs for daily operations as a transportation services company.

In 2015, NS distributed $4.05 billion into the economy to purchase goods and services from 6,717 suppliers. Five suppliers accounted for nearly 20 percent of the total spend. Two supplied NS with diesel fuel, while the other three provided things such as locomotives and locomotive parts, freight cars and car parts, roadway track equipment, and engineering services.

NS purchased $217 million in goods from minority- and women-owned business suppliers in 2015, a 7 percent increase over the $203 million spent in 2014. The total includes $157 million for women-owned businesses, $13 million for small businesses, $8.7 million for black-owned businesses, nearly $7 million for Asian-owned businesses, nearly $6 million for Hispanic-owned businesses, and $19 million for Labor Surplus Area businesses. LSA businesses are in localities designated by the U.S. Department of Labor as areas of high unemployment, where the goal of the federal program is to strengthen the nation's economy by providing these communities with economic opportunities.

AN INBOUND LOGISTICS
GREEN
SUPPLY CHAIN
PARTNER
2 0 1 5

Green supply chain leader

Inbound Logistics magazine named Norfolk Southern to its 2015 75 Green Supply Chain Partners list – companies that "demonstrate green best practices in their supply chain, logistics, and transportation operations." Editors based the selection on measurable green results, sustainability innovation, continuous improvement, and industry recognition. The magazine cited NS' Trees and Trains carbon-mitigation program and its goal to reduce greenhouse gas emissions in business operations.



PROSPERITY

2015 PHILANTHROPY SCORECARD

$7.35 MILLION
5.3%↑ IN NS FOUNDATION GIVING OVER 2014

$13.7 MILLION
COMBINED FOUNDATION, CORPORATE, BUSINESS GIVING

466
FOUNDATION GRANTS

1,218
FOUNDATION MATCHING GIFTS

Support for communities where employees live and work

The Norfolk Southern Foundation, the company's charitable giving arm, helps build stronger communities across the railroad's network. In 2015, the Foundation donated nearly $7.4 million in grants to support community health and human service needs, education, arts and culture, and the environment.

In combined foundation, corporate, and business giving, NS distributed more than $13.7 million to organizations, including food banks, homeless shelters, universities, early childhood education, museums, libraries, performing arts groups, local fire and police departments, economic development groups, and conservationists.

Under a matching gift program, the Foundation in 2015 provided more than $1.7 million to nonprofits to match employee and retiree donations. In addition, the corporation distributed more than $1 million to tax-exempt organizations designated by employees as part of the company's Good Government Fund matching contributions program. Business giving in 2015 encompassed memberships and sponsorships, including the American Coalition for Clean Coal Energy, the U.S. Chamber of Commerce, Operation Lifesaver, and the National Association of Manufacturers.



Giving to help build stronger communities

Business & Economic Development	**$3,662,116**
Community Relations	**$3,022,085**
United Way	$1,723,450
Other Health & Human Services	$1,298,635
Culture & Arts	**$1,502,151**
Education	**$1,136,607**
Civic & Community	**$612,234**
Environment	**$326,000**
Matching Gifts (Employees and Retirees)	**$1,782,612**
Education (250 institutions/552 gifts)	$1,142,844
Culture & Arts (202 organizations/623 gifts)	$616,329
Environment (24 organizations/43 gifts)	$23,439
Good Government Fund Matching Contributions	**$1,004,279**



$152+ million in giving since 1983 start

Learn more about the Norfolk Southern Foundation and how to apply for a grant on the corporate website.

PEOPLE




PEOPLE

WHAT EFFICIENCY LOOKS LIKE


4270
4270

Making It Home Safely Each and Every Day

In 2015, NS recommitted to an injury-free workplace, adopting a more personal approach. The company introduced "i am Coming Home" as a new brand for its safety program. Highlights from this program include:


WORKPLACE INJURIES
DOWN 13%
EMPLOYEES WHO MISSED AT LEAST
ONE DAY OF WORK DUE TO AN INJURY
DECREASED BY 22%
MORE THAN
270 SUPERVISORS
LED WORKSHOPS FOR
CRAFT EMPLOYEES


i am Coming home...
NS NORFOLK SOUTHERN

Our "Pause, Process, Proceed" is a newly adopted safety tool introduced to our workforce.



PEOPLE

2015 WORKPLACE SAFETY SCORECARD

RECORDED	LAUNCHED	INTRODUCED
13 PERCENT FEWER	**"I AM COMING HOME™"**	**"RISK FACTOR"**
REPORTABLE INJURIES	SAFETY BRAND	WORKSHOPS

Making safety personal

At Norfolk Southern offices, shops, rail yards, and field operations, the No. 1 goal every day is for each employee to go home safely.

In 2015, NS recommitted to an injury-free workplace, adopting a more personal approach. The company introduced "i am Coming Home™" as a new brand for its safety program. As part of the campaign, all operations employees received a handwritten notecard from NS' chief operating officer, with this message:

"I want you to go home to your family every day safely, and I want them to know that at NS, safety means that you are coming home. What could be more important than getting home to our families and loved ones safely every day?"

At work locations, "i am Coming Home" banners now are commonplace. Ongoing employee engagement includes videos with key safety messages and employees sharing stories about working safely. NS has incorporated the brand into its safety vision statement: "We get home safe. Every day. No job is so important and no service is so urgent that we cannot take the time to perform our work safely."


4270
F-9A
i am
Coming home...™
NS NORFOLK SOUTHERN

"When we're working safely and looking out for each other, we're making good business decisions. If I'm a shipper looking for a rail company to move my product, I'm going to go with the one that is the safest."

– Jerry Hall, vice president network and service management

Taking risk into account


Decisions MADE

In 2015, Norfolk Southern introduced “Risk Factor” training workshops that help operations employees recognize and safely manage risks they encounter daily.

The interactive workshops – a full day for supervisors and a half day for craft employees – feature a three-step safety tool called “Pause, Process, and Proceed.” Employees pause to assess potential risks of a work task, process how to perform the task safely and effectively, and then proceed in the safest way possible.

NS and DuPont Sustainable Solutions developed the training. DuPont trained more than 270 supervisors to lead workshops for craft employees. The training complements NS’ behavior-based safety program, which emphasizes positive reinforcement and coaching to promote safe work behaviors.

“The ‘Risk Factor’ training acknowledges that creating another safety rule might not be the answer to preventing all injuries,” said Jeremy Bush, an assistant terminal superintendent who teaches the workshop to locomotive engineers and conductors. “Our train and engine crews are very open to hearing that because it’s not as authoritative. We’re actively involved in a two-way conversation about risks and how we can make good choices for our safety every day.”


PROCESS

Recognizing Risk
“Pause, Process, Proceed” is a new safety tool introduced to the workforce during 2015.

“The goal is to help employees reduce injuries through a deliberate decision-making process that starts by acknowledging that risk exists,” said Mike Armstrong, a trainmaster and workshop instructor.

“Own your decisions,” Armstrong told train crews during a workshop at Crewe, Va. “What you do out here affects you, your co-workers, and your families. The public wants to know that the people operating a train through their neighborhood are doing it safely.”

NS ergonomics: Enhancing safety, efficiency, and the bottom line

Norfolk Southern’s ergonomics program encourages employee innovation, teamwork, and problem-solving to enhance workplace safety and efficiency. Employee successes are showcased in the annual Ergo Cup competition. In 2015, the competition drew 26 entries from Mechanical Department shops and 10 from Engineering Department teams.

The winning teams made improvements to equipment and work processes that eliminated manual lifting, reduced the time required to perform tasks, and saved on operating costs. The winning engineering team, for example, designed a rail stabilizer carrier now being used by bridge maintenance crews systemwide. In addition to ergonomic benefits, the carrier boosts the company’s bottom line by reducing track downtime during bridge maintenance.

“We try to get a domino effect with the Ergo Cup entries,” said Don Robinson, manager safety and workplace design. “We go from one good idea in one location to a tool or work process improvement that benefits hundreds of employees across the railroad.”



2015 Ergo Cup winners
Norfolk Southern employees demonstrate ingenuity in making work fit the employee.


NORFOLK SOUTHERN EMPLOYEE INJURY DATA
Reportable injuries
Employees who lost work days due to an injury
243
175
337
232
349
241
303
187
2012
2013
2014
2015

WORKPLACE INJURIES DECLINE IN 2015
Down: 13 percent

Norfolk Southern's "i am Coming Home" safety campaign in 2015 coincided with a 13 percent decline in reportable injuries. In addition to fewer injuries, the number of employees who missed at least one day of work due to an injury decreased by 22 percent.

The company's injury ratio for 2015 was 1.05 injuries per every 200,000 employee-hours of service. That compares with 1.21 injuries in 2014 and 1.17 injuries in 2013.

TOP 5 INJURIES IN 2015

Five types of injuries accounted for 80 percent of employee reportable injuries.

Strain	107
Bruise/Contusion	40
Fracture	37
Laceration/Cut	33
Sprain	25

Tragically, Norfolk Southern experienced one work-related employee fatality during the year. A 20-year-old conductor trainee coupling rail cars at a customer facility in Mississippi died after being struck by moving equipment on the track.

Keeping safe in the field

Around 80 percent of employees work in transportation, mechanical, and engineering, the railroad's three main operating departments. These groups operate 24/7 in conditions that include large moving equipment, ballasted walking surfaces, and inclement weather.

NS' safety program trains employees to recognize on-the-job risks and to perform tasks in accordance with workplace safety rules and practices that emphasize situational awareness to guard against injuries or incidents.

In 2015, mechanical employees, including those who repair and maintain locomotives and rail cars, achieved the best safety performance, reporting 0.66 injuries per 200,000 employee-hours of service. Transportation employees, who include locomotive engineers and conductors, had the most improved safety record, reducing their injury ratio by more than 30 percent. Engineering employees, including those who maintain track, bridges, and signals, experienced a slight uptick in reportable injuries.

Telematics technology drives safety home – and saves fuel

Norfolk Southern owns and maintains a fleet of around 6,000 light-, medium-, and heavy-duty trucks, SUVs, and cars that employees use in field operations. That number ranks NS as a Top 100 commercial fleet. To enhance workplace safety, improve use, and reduce maintenance costs, the company is using telematics technology to monitor driving behaviors.

A 2015 pilot program equipped 100 vehicles with the technology, which uses GPS and mobile cellular to track instances of hard braking, hard acceleration, speeding above the posted limit, and excessive speeding. Employees were issued scorecards, and performance improved across all metrics. In 2016, NS plans to outfit an additional 2,600 vehicles with telematics.



"We're constantly working to enhance safety at Norfolk Southern, and this is another tool we're putting in the toolbox," said Mike Waits, system manager vehicle fleet administration. "The more cautious and conscientious you are driving at work, the more that cascades to safer driving when it's your spouse or children in the vehicle with you."

In addition to safety, NS is using the technology to reduce unnecessary vehicle idling, which will contribute to the company's fuel- and emissions-reduction goals. During the pilot, employees achieved a 4 percent improvement overall in fuel economy. In 2015, NS' vehicle fleet consumed more than 12 million gallons of fuel at a cost of nearly $31 million – trimming 4 percent off the bill would save more than $1 million.

"When you're talking about spending millions of dollars on fuel, even small reductions make an impact," Waits said. "In a sustainability sense, it's not just reduced consumption, but reduced emissions, too."



PEOPLE

2015 DIVERSITY SCORECARD

HIRED RECORD NUMBER OF
WOMEN

FORMED
LOCAL DIVERSITY AND **INCLUSION COUNCILS**

NAMED
TOP 100
MILITARY FRIENDLY EMPLOYER

HIRED
509 MILITARY VETERANS –
15% OF TOTAL HIRES

NAMED
TOP 50 EMPLOYER
BY READERS OF CAREERS & THE DISABLED MAGAZINE

To learn more about diversity and inclusion at Norfolk Southern visit the corporate website.



NS takes grass-roots approach to diversity and inclusion

Norfolk Southern recognizes the business benefits of a workplace where differing viewpoints, ideas, and experiences are valued and shared. In 2015, NS expanded efforts to promote a more diverse and inclusive company, establishing employee Diversity and Inclusion Councils in each of the railroad's 10 operating divisions.

The purpose of these grass-roots councils is to promote a respectful workplace, contribute to business goals, and maximize employee potential. By year's end, more than 200 employees were serving on the councils.

"Diversity influences Norfolk Southern's performance," said Tom Winter, manager diversity. "Diversity with inclusiveness enables us to produce better results while attracting and retaining the best employees."



New employee resource group

As another way to foster workplace diversity and inclusion, Norfolk Southern employees in 2015 formed the J. Whitaker Employee Resource Group. The group is named for the late John W. Whitaker, the first African American locomotive engineer on the Central of Georgia Railway and the first African American transportation officer on Southern Railway. Through mergers and acquisitions, both railroads are part of NS' network.

Open to all employees, the J. Whitaker group aims to help NS attract, retain, and develop minority employees through mentoring and networking. The group joins other NS employee resource groups that are making a difference in the workplace and in communities the railroad serves. Formed and led by employees, these ERGs include groups with a focus on employees who are women, young professionals, veterans, and long-time railroaders.

More women joining operations workforce

In 2015, Norfolk Southern hired record numbers of female conductor trainees and management trainees. More than 28 percent of management trainees hired during the year – 48 out of 169 – were women, while more than 7 percent of conductor trainees – 154 out of 2,102 – were female.

"We're better as a company when we have women involved in our operations because of the diversity of views and experience," said Mike Wheeler, chief operating officer. "A gender-diverse workforce brings good ideas and viewpoints to the table, which leads to better results."



At NS' fifth annual "Women in Field Operations" conference in April 2016, 90 female field supervisors from across the company had a chance to network and talk with senior executives, including CEO Jim Squires, Wheeler, and operations department vice presidents. Attendees included management trainees, yardmasters and trainmasters, mechanical and track supervisors, and chief dispatchers.

Over the two-day session, company executives discussed how these female workplace leaders can positively impact safety, service, and stewardship at NS. Other topics included career development and women in leadership.

"We were fortunate to have this opportunity. This was clearly important to Norfolk Southern, and it was very effective for the women there. Women do feel supported," said Cassandra Mullee, an eight-year employee who joined as a management trainee. She has advanced to assistant superintendent of Shire Oaks Yard in Pennsylvania, where she oversees trainmasters and around 250 train and engine employees.

Overall, females comprise 5 percent of NS' unionized workforce and 20 percent of management employees. "NS is making progress to grow those numbers," said Annie Adams, vice president human resources.

"Being able to compete for the best talent is critical to Norfolk Southern's success," Adams said. "Events like the Women in Field Operations session demonstrate the commitment of the operations departments' vice presidents to retaining and developing women as leaders in field operations."

In Atlanta, a taste of India

Since 2011, employees in Norfolk Southern's Atlanta Midtown office building have celebrated Diwali, courtesy of Indian colleagues who share the culture, clothing, and foods of India. About 80 employees and contractors of Indian heritage contributed to the 2015 celebration.



The celebration underscores the goals of the grassroots diversity and inclusion councils that NS established in its operating divisions in 2015.

"The whole idea is to give everybody else insight into our culture and to make everyone realize that we can come from all over the world, but basically we're all the same," said Rajshree Doshi, technology analyst.

Many employees wore traditional Indian clothing, including such non-Indians as Fred Ehlers, vice president IT. Ehlers, attending his second Diwali event, said the Atlanta celebration is special because it is an employee initiative.

"This is the best kind of diversity event because it happened on its own without prompting from the company," Ehlers said. "It grew organically from a group of folks who share their culture and their heritage with the rest of us. It's a great time to meet and interact with your co-workers."

RECOGNITION

Veteran friendly

Military Friendly®, a division of Victory Media, named Norfolk Southern to its 2016 Top 100 Military Friendly employers. The rankings are based on an annual survey that assesses a company's long-term commitment to recruit, hire, and retain former military personnel; policies for Reserve/Guard members called to active duty; and the presence of military recruitment and support programs.

Veteran hires

In 2015, Norfolk Southern hired 509 military veterans – 15 percent of total hires during the year.

Positive environment

Norfolk Southern was the only railroad named a 2016 Top 50 Employer by readers of Careers & the Disabled Magazine. Readers were asked to name companies they'd most like to work for or that they believe provide a positive working environment for people with disabilities.


PEOPLE

NORFOLK SOUTHERN WORKFORCE SNAPSHOT

At the end of 2015, nearly 84 percent of Norfolk Southern employees were covered by collective bargaining agreements, represented by a total of 13 trade unions. These unionized craft employees include locomotive engineers and conductors; locomotive machinists, pipefitters, boilermakers, and electricians; freight car repairers; track workers; dispatchers; and communications and signals electronic specialists and maintainers.

In 2015, NS reached a new five-year collective bargaining agreement with the Brotherhood of Locomotive Engineers and Trainmen that covers approximately 4,600 locomotive engineers. The agreement continues to link engineer compensation to corporate performance through 2019 and, for the first time, provides individual incentive opportunities based on personal performance. The agreement includes changes to improve engineer work scheduling, helping ensure a more stable and available workforce while providing employees with more predictable schedules.

Unionized Employees as of 12/31/15



Male	23,408	95%
Female	1,161	5%
Total	**24,569**	**100%**



30 to 50	14,182	58%
over 50	6,315	26%
under 30	4,072	16%
Total	**24,569**	**100%**



White	20,901	85%
Black/African American	3,083	13%
Other	585	2%
Total	**24,569**	**100%**

Nonunion Employees as of 12/31/15



Male	3,841	80%
Female	954	20%
Total	**4,795**	**100%**



30 to 50	2,701	56%
over 50	1,424	30%
under 30	670	14%
Total	**4,795**	**100%**



White	3,701	77%
Black/African American	889	19%
Other	205	4%
Total	**4,795**	**100%**

Senior Management as of 12/31/15



Male	25	93%
Female	2	7%
Total	**27**	**100%**



30 to 50	2	7%
over 50	25	93%
under 30	0	0%
Total	**27**	**100%**



White	24	89%
Black/African American	2	7%
Other	1	4%
Total	**27**	**100%**

2015 New Hires



Male	2,949	90%
Female	344	10%
Total	**3,293**	**100%**



30 to 50	1,438	44%
over 50	116	4%
under 30	1,739	53%
Total	**3,293**	**100%**



White	2,496	76%
Black/African American	641	19%
Other	156	5%
Total	**3,293**	**100%**

2015 Employee Turnover by Working Group

Union employees	Nonunion employees	Total
2,036	575	2,611



PEOPLE

2015 EMPLOYEE-TRAINING SCORECARD

COMPLETED **EXPANSION** OF TRAINING CENTER

LAUNCHED NEW **ONLINE LEARNING** MANAGEMENT SYSTEM

BEGAN UPDATE OF **CONDUCTOR TRAINEE** PROGRAM



Advances in employee development

In 2015, the company advanced efforts to enhance training and career development opportunities for new hires and seasoned employees.

Following are the most significant accomplishments.

Norfolk Southern Training Center:

Located in McDonough, Ga., the facility provides centralized technical training for newly hired craft employees and advanced training programs for veteran and supervisory employees. In March, NS completed a new classroom addition that doubled instructional space to 50,000 square feet and equipped the facility with the latest in digital learning technologies, including touchscreens, smart boards, tablets, and customized computer simulations.

The upgrade also enhanced environmental sustainability:

The center's new virtual welding lab, for example, enables NS to teach the basics of freight car welding virtually instead of consuming stacks of metal burn plates. The computer-simulated welder training provides physical, auditory, and visual feedback and actually accelerates training.

TRAINING CENTER SNAPSHOT

During 2015, 3,979 operations employees received 461,928 hours of training at the Norfolk Southern Training Center.

2,530
conductor trainees and locomotive engineers

567
carmen, electricians and machinists

249
signals employees

39
dispatchers

483
maintenance-of-way employees in bridge, equipment, and track welding service

111
supervisory employees

NS also began introducing enhancements to its conductor trainee program. Improvements in 2015 included the addition of static "competency stations" that expand hands-on training in such work tasks as mounting and dismounting equipment, securing rail car hand brakes, and coupling air hoses. The aim is to make the training program more efficient and reduce the amount of time needed to qualify conductors. This addresses a business need to improve resource allocation in response to changing business markets and traffic volumes.

Learning Management System:

NS launched a new online learning management system that makes it easier than ever for employees to access training and develop and advance their careers.

The new LMS consolidates training programs formerly housed on separate systems into a one-stop shopping place that allows employees to browse training topics, complete online courses, and track their learning. In addition, employees receive automatic email notification of required training based on job position, department, and other criteria recommended for various job roles to help employees be successful.

"The LMS is a best-in-class system," said Dan MacKay, director employee development. "It gives the company much more capability to deliver and track training and it gives employees a much more efficient way to explore and take advantage of the training opportunities we offer.

"Implementing the LMS as the single corporate standard," MacKay said, "reduces the company's operational costs in addition to streamlining the training process for employees."



PEOPLE

2015 WELLNS SCORECARD

20% INCREASE
IN EMPLOYEE PARTICIPATION IN HEALTHMILES PROGRAM

29 POWERTRAIN
ACTIVITY EVENTS TO SUPPORT COMMUNITIES

'HEALTHZONE' STATIONS AT MORE THAN
50 WORK LOCATIONS

Supporting employee health and wellness

Norfolk Southern's voluntary WellNS program helps employees maintain healthy lifestyles. Employees and their spouses can join fitness centers, sign up for Weight Watchers, and design home workouts with a virtual trainer – to name a few benefits. A WellNS website offers information on topics such as getting fit, managing stress, and quitting smoking.

Virgin Pulse HealthMiles

More than 8,700 employees – about 30 percent of NS' workforce – earned points and pocketed up to $260 a year by walking, participating in challenges, and tracking their health through this WellNS program. Employees at more than 50 work locations across NS can monitor their weight, blood pressure, and body mass index at "HealthZone" stations.

Employees took more than
19 BILLION STEPS = **497 trips over NS' 20,000 miles of rail**

Nearly 60% averaged more than 7,000 steps daily, meeting the Centers for Disease Control and Prevention's recommendations for activity.

Participation increased by more than 20% over 2014.

PowerTrain

Teams of 10 or more employees compete in activity events to benefit nonprofit organizations, with a $1,000 donation through WellNS. More than 500 employees participated in 29 PowerTrain events, including forming a systemwide national team for the Alzheimer's Foundation Walk.

Fitness Classes

NS offered on-site classes in Pilates, Zumba, yoga, and core strengthening at five locations, including Norfolk headquarters, Atlanta, and the company's training center in McDonough, Ga. New FitNS Centers were constructed in Roanoke, Norfolk, and Atlanta.

WELLNS RECOGNITIONS IN 2015

The American Heart Association named NS a Platinum Fit-Friendly Worksite for going above and beyond to promote and improve workplace health culture for employees.

The Atlanta Business Chronicle ranked NS in the top five of large Atlanta companies in its 2015 Healthiest Employers program, citing the railroad's WellNS program and partnership with Virgin Pulse to encourage employees to get active and lead healthy lifestyles.

The American Diabetes Association designated NS as a Corporate Elite Health Champion, which recognizes companies that make health and wellness a priority for employees in three areas: nutrition and weight management, physical activity, and organizational well-being.


PEOPLE

2015 THOROUGHBRED VOLUNTEERS SCORECARD

VOLUNTEERED 2,500
COMMUNITY-SERVICE HOURS

COLLECTED ENOUGH FOOD AND CASH FOR
11,000 MEALS

GIVING BACK TO COMMUNITIES

The Thoroughbred Volunteers, Norfolk Southern's formal volunteer program, is all about employees giving back and being a part of the communities where they live and work. In 2015, Thoroughbred Volunteers played active roles in Norfolk; Atlanta; Harrisburg, Pa.; and Greenville, S.C.

These volunteers recorded 2,500 volunteer hours during chapter-sponsored events. Those hours do not include the time NS employees invested volunteering on their own for schools, churches, civic clubs, and other community organizations across 22 states.

In Altoona, Pa., for example, employees on the Juniata Locomotive Shop safety and service committee held fundraising drives for the local Toys for Tots and three area food banks.

"We look at volunteering as part of social performance. It strengthens our ties with local communities."

–Marjorie Heard, chair,
Atlanta Thoroughbred Volunteers



WAYS WE GIVE BACK



Packed **90 boxes of medical supplies** for countries in need for **MedShare** medical relief.

Assisted food banks in **Georgia, Virginia, South Carolina, and Pennsylvania,** sorting more than **800 pounds of food** for the Atlanta Food Bank and collecting more than **1,000 cans of food** and **$1,600 in donations** for **southeastern Virginia** food banks. The efforts provided **11,000 meals** for residents in need.





Cleaned nature trails and **planted trees** for **Hands On Atlanta Day.**

Offered a workshop on resume writing and interviewing and held a business-clothing drive in partnership with the **Urban League of Greater Atlanta** and **Toastmasters** to help **15 citizens get job-ready**.





Removed more than **1,300 pounds of debris** from the **Chesapeake Bay watershed** near downtown Norfolk on Clean the Bay Day.

Assembled **Back-to-School backpacks** for children in Harrisburg, Pa., area schools through **Volunteers for America.**



EMPLOYEE SPOTLIGHT
Stephen Young: Building a tradition of volunteering

Before joining Norfolk Southern in 1999, Stephen Young had never been involved in community volunteer work. Now, Young, manager intermodal equipment, is a fixture with the Norfolk Thoroughbred Volunteers. He has twice earned Volunteer of the Year award for most volunteer hours and has chaired the group for the past year.

A favorite project of his is the annual Hampton Roads Family VOLUNTEER Day, a half-day food-packing event to assist local charities. Young and his daughter, Amber, have made it a family tradition, participating together for the past 15 years – since Amber, now in college, was five years old.


NORFOLK
SOUTHERN
THOROUGHBRED VOLUNTEERS
Corporate Volunteer Council

For the 2015 event, Norfolk Southern employees who work in the 21-story headquarters building collected canned foods by floors as part of a competition Young helped organize. Over Thanksgiving weekend, the father-daughter team joined more than 1,000 local volunteers to pack nonperishable food items for 14 nonprofits ranging from homeless shelters to food banks.

Initially, Young said his motive for getting Amber involved was to help her develop a history of volunteer work for college applications and job resumes. Now, both are hooked on volunteering for its own sake.

"We caught the spirit," he said. "We love experiencing the benefit of seeing joy on people's faces."

Young hopes to make Family VOLUNTEER Day a multigenerational tradition. "The company introduced me to it, I introduced my daughter to it, and I'd like to introduce my grandchildren one day," he said. "We feel good when we volunteer, and we know we're lucky to be in a position to be able to do it."

> "I think it's important for us all to give back and show our support for the initiatives our communities have."
>
> –Porshia Cross, chair,
> Piedmont Thoroughbred Volunteers


PEOPLE

2015 COMMUNITY SAFETY SCORECARD

PERCENTAGE OF HAZMAT SAFE DELIVERIES
99.9999935%
MOVED: 612,950 HAZMAT CARLOADS

ACCIDENT RELEASES: 4 CARS

REPORTABLE HAZMAT INCIDENTS:
DROPPED 23 PERCENT

COMMUNITY SAFETY

Norfolk Southern's long-term business success depends on safe railroad operations. NS actively engages customers, communities, and other key stakeholders in an effort to continually improve performance in this vital area of corporate sustainability.

> "The most important obligation we have to the communities in which we operate is to do so safely. Ensuring that our employees, customers, and neighbors return home safely every day is good business."
>
> – CEO Jim Squires, at NS' 2016 annual meeting

View Squires' full remarks on the corporate website.

SAFELY MOVING GOODS

In 2015, Norfolk Southern continued to demonstrate that rail is a safe and efficient mode to move federally regulated hazardous materials to market. NS' reportable incidents – nonaccident and accident releases combined – declined by nearly 23 percent from the previous year. That drop came even as the volume of hazmat carloads moved by NS increased by 4 percent.

Partnering with chemical customers

Norfolk Southern recognizes chemical customers that safely ship hazardous product on NS' rail network.

In 2015, NS presented 60 customers with its Thoroughbred Chemical Safety Award for shipping 224,660 carloads of hazardous material without incident. These chemicals included crude petroleum, ethanol, fertilizers, and chemicals used to manufacture common household products – all vital to the U.S. economy, but potentially dangerous if mishandled or leaked. As a common carrier, NS, like other U.S. railroads, is required by federal law to offer transport of these materials.

NS has presented the safety award since 1999 to customers who ship at least 1,000 tank carloads of hazardous material during a calendar year without incident. To ensure safe transport, NS adheres to comprehensive federal rules covering hazmat transport and has adopted many voluntary safeguards that exceed government regulations. In addition, NS works closely with chemical customers, including providing on-site training in safe rail-shipping practices.

CARLOADS OF REGULATED HAZARDOUS MATERIALS TRANSPORTED
(amounts per thousand)


443.8
531.6
589.6
612.9
2012
2013
2014
2015

Accidents involving releases

Across NS' 22-state system, four rail cars involved in three separate accidents released hazardous material during the year. No injuries or long-term environmental impacts occurred. In each case, NS environmental management employees, in partnership with regulatory authorities and licensed contractors, ensured that the spill sites were secured, cleaned, and remediated.


HAZMAT ACCIDENT RELEASES
1.58
1.13
0.85
0.65
7
6
5
4
2012
2013
2014
2015
Accident Releases by Number of Cars Involved
Accident Releases Ratio per 100,000 Carloads of Hazardous Material Shipments

Following is a snapshot of the accident releases:

- In April, a train operating near **Trenton, S.C.**, derailed after striking a downed tree on the tracks, causing the release of approximately 61,000 pounds of ammonium nitrate from two covered hopper cars. Ammonium nitrate is an important component of many fertilizer mixtures.

- In July, a tank car leaked about 600 gallons of sodium hydroxide solution after being struck by another tank car as it rolled off of the "hump" track at NS' Norris Yard in **Birmingham, Ala**. The incident was linked to a power failure. Many industries use sodium hydroxide, including in the manufacture of pulp and paper, textiles, drinking water, soaps and detergent, and drain cleaners.

- In November, a container loaded on a flatcar spilled 8,000 pounds of soil containing polychlorinated biphenyls after the car derailed on an NS switching spur track in **Nutley, N.J**., An NS train was moving the contaminated soil for a customer involved in a remediation cleanup at a former pharmaceutical plant.

Nonaccident releases

During the year, 54 rail cars being moved by NS leaked small amounts of hazardous materials as the result of nonaccident releases. As defined by the industry, a nonaccident release is the unintentional release of hazmat while in transportation — including loading and unloading while in railroad possession — that is not caused by a derailment, collision, or other rail-related accident.


HAZMAT NONACCIDENT RELEASES
16.22
11.85
12.40
8.80
72
63
73
54
2012
2013
2014
2015
Nonaccident Releases by Number of Cars Involved
Nonaccident Releases Ratio per 100,000 Carloads of Hazardous Material Shipments

Most nonaccident releases involve things such as loose tank car gaskets, valves, and caps. Tank cars used in revenue service to move hazardous materials on Norfolk Southern are owned by customers, who are responsible for maintaining them.



Safe Tracks, Safe Towns: In 2015, NS invested nearly $900 million to maintain its tracks, with more than 5,500 employees systemwide dedicated to keeping the rail in top working condition.

A responsible rail carrier

Norfolk Southern has participated in the American Chemistry Council's Responsible Care® Partnership Program since 1996. In 2015, NS earned another three-year recertification for meeting the program's strict membership standards. That includes demonstration of a culture across all levels of the company to continually identify, reduce, and manage process-safety risks.

NS' participation in this voluntary program reflects the company's commitment to work across business sectors to continually improve performance in environmental, health, safety, and security programs involving transport of chemicals.

PARTNERING WITH COMMUNITIES

A central focus of Norfolk Southern's public safety efforts is participation in the voluntary Transportation Community Awareness and Emergency Response, or TRANSCAER program. In 2015, employees in NS' Safety and Environmental Department provided training through TRANSCAER for 4,792 emergency responders, government officials, members of the media, and others in 18 states to help their communities better prepare for potential hazmat incidents.



The training included classroom seminars, hands-on sessions with rolling tank cars, table-top simulations, full-scale drills, and exercises at training centers operated by NS and the Association of American Railroads. In addition, NS was instrumental in developing the new AskRail™ mobile app, which provides real-time rail information to first responders.

A highlight was operation of DuPont training tank cars in a partnership with the chemical company. The tank cars stopped in 25 cities for three days each to train emergency responders.

NS grants equip responders

In 2015, the Norfolk Southern Foundation, which oversees NS' charitable giving, provided grants totaling $190,750 to help fire, police, and emergency responders purchase safety equipment for their departments. Ranging from $1,000 to $10,000, the grants were awarded to first responders in all 10 of the railroad's operating divisions.

RECOGNITION

TRANSCAER achievement award

In 2015, Norfolk Southern earned a National TRANSCAER Achievement Award for the 16th time and 14th consecutive year. The award recognizes exceptional achievement in support of efforts to help communities prepare for and safely respond to potential incidents involving transport of hazardous materials.


NS CARLOADS OF ETHANOL AND CRUDE OIL BY RAIL
(Amounts per thousand)
Ethanol
Crude
70.7
22.4
72.0
75.3
71.1
102.0
82.9
95.6
2012
2013
2014
2015

Crude-by-rail training continues in 2015

In 2015, Norfolk Southern sponsored training for 80 emergency responders at a three-day crude-by-rail safety course at the Association of American Railroads' Security and Emergency Response Training Center in Pueblo, Colo. In addition, NS sponsored training for 10 emergency responders attending the railroad's course on tank car emergency response.

Including 2014, NS has invested around $800,000 in training nearly 220 first responders to safely respond to potential incidents involving crude oil transport. NS sponsored emergency responders from communities where crude oil trains operate, including responders from Indiana, Ohio, Pennsylvania, Illinois, New Jersey, Maryland, and Delaware.

NS safety train reflects commitment to communities

In 2015, Norfolk Southern launched its Operation Awareness & Response program to cultivate and strengthen relationships with local first responders – and to educate the public about the economic benefits of moving hazardous materials by rail. The program provides classroom, online, and field training on hazardous materials transport and useful information about rail operations.

In April 2016, NS rolled out the program's centerpiece: a hazmat safety train. The company also launched a new website, http://www.joinNSOAR.com/.

The safety train includes a locomotive painted in honor of emergency responders with insignia recognizing police, fire, and emergency services; two boxcars converted into classrooms; and four styles of tank cars.


9-1-1
POLICE

New 9-1-1 locomotive honors first responders

In June 2015, Norfolk Southern commissioned the NS 9-1-1 locomotive in the nation's capital to honor emergency first responders. The unit features the Maltese Cross of fire services, the Emergency Medical Services' "Star of Life," and the police shield. It also features the logo for TRANSCAER.

Reaching people where they live
"Brainy" and "Whistle Stop" trips promote community rail safety

Norfolk Southern trains run through thousands of communities in the eastern U.S., delivering goods that support local economies and residents. To promote safe rail operations, NS invests in community awareness programs that target two troublesome areas: trespassing on railroad tracks and unsafe motorist behavior at highway-rail grade crossings.



A survivor tells his story
On Norfolk Southern's 2015 Whistle Stop tours, Mark Kalina Jr. shared his story about the night he took a short-cut through another railroad's yard in Ohio. A train severed his legs after he tripped and fell.

NS' two largest outreach efforts in 2015 were its "Whistle Stop" train trips and the "Train Your Brain" campaign, featuring Brainy, the railroad's pink safety ambassador. The railroad's Safety and Environmental Department partnered with Operation Lifesaver, a national nonprofit safety organization, on the Whistle Stop tours.

Whistle Stop: NS operated two of these three-day train trips, with the theme, "See Tracks? Think Train!" One stopped in seven cities in South Carolina and North Carolina; the other stopped in six Ohio cities. The trains gave rides to key stakeholders, including state lawmakers; police, fire, and emergency medical responders; civic leaders; and city and county council members. NS and Operation Lifesaver representatives used the outings as an opportunity to build relationships and discuss safety messages the guest passengers could take into their communities.

Train Your Brain: This campaign targeted 11 communities in south-central Georgia along a corridor from Macon to Valdosta. In 2014, NS trains were involved in 45 collisions at grade crossings in Georgia that resulted in six deaths and 20 injuries.

Outreach included distributing branded homework folders and rail safety activity sheets to 71 elementary schools and handing out branded driver's education kits to 18 high schools. Brainy appeared at high school football games, festivals, and other community events. NS added a page to its **www.Brainysworld.com** website that allows users to make a "Railroad Smart Pledge" commitment to loved ones.

To complement the new "i am Coming Home" safety message for employees, NS launched a "Cross carefully, get home safely" campaign featuring roadside billboards, gasoline pump "toppers," and ads in movie theater lobbies, among other advertising.


TRAIN YOUR BRAIN
NORFOLK SOUTHERN
TRAIN YOUR BRAIN
TRAIN YOUR BRAIN
WWW.BRAINYSWORLD.COM
FACEBOOK.COM/BRAINYSWORLD

See tracks? Think trains! Highway-rail incidents

In 2015, highway-rail grade crossing incidents involving Norfolk Southern trains declined by 12 percent. These incidents involve motorists and passing trains, most often occurring when motorists ignore flashing warning lights at railroad crossings or drive around crossing gates. Two-thirds of the incidents occurred in six of NS' 22 operating states: Indiana (with the most, at 54), Georgia, Ohio, Alabama, Pennsylvania, and North Carolina.

	2011	2012	2013	2014	2015
# of highway-rail incidents	365	336	344	373	328
# of train miles (millions)	83	87	95	96	96.4
Incidents per million train miles	4.4	3.9	3.6	3.9	3.4

Walking on tracks is trespassing: Trespasser incidents

While trespasser injuries on Norfolk Southern property declined 9 percent overall in 2015, the number of fatalities involving trespassers increased 21 percent. Much of NS' public outreach around rail safety is to make people aware that the company's train tracks are private property and that walking on them is dangerous and illegal.

	2011	2012	2013	2014	2015
Total Trespasser Injuries	123	145	180	148	134
Total Trespasser Fatalities	62	82	99	84	102

Actively engaging communities

Employees across Norfolk Southern's system play a role in educating the public about safety around trains and railroad tracks. For example, in Alabama, members of a local safety and service committee sponsored a family day cookout for the Collinsville community in a park near NS tracks. The committee's chairman, who volunteers for Operation Lifesaver, taught a class of elementary school students about railroad safety.



"We pass through these communities every day, and you want to make it the best you possibly can for them," said Jeremy Pate, a locomotive engineer based in Birmingham. "You don't want to take anything away from them. You want to bring something to the table if you can."

PLANET


6321
NS
NORFOLK SOUTHERN



PLANET



Stewardship of resources is central to Norfolk Southern's business strategy. NS' commitment to sustainable operating practices reduces costs and environmental impacts. The company's efforts to improve fuel and energy efficiency, for example, are linked to lowering locomotive diesel and electricity costs and reducing carbon emissions.

With tracks that connect businesses, communities, and people across 22 states, Norfolk Southern has strong ties to the land. NS is committed to reducing and mitigating its impacts on the planet in an approach that connects conservation and capitalism, from support of reforestation in the Mississippi Delta to the preservation of rare longleaf pine habitat and wetlands in the southeastern U.S.

ENVIRONMENTAL IMPACT OF NS' GREENTREES PARTNERSHIP

OVER 15 YEARS

10,000
Acres of forest

6,040,000
Trees planted

1,120,000
Metric tons of CO_2 captured

40+
Species habitats restored

610,909,091
Liters of water stored



PLANET

2015 ECO LOCOMOTIVES SCORECARD

ROLLED OUT
25
LOW-EMISSION ECO LOCOMOTIVES

REDUCED
DIESEL EMISSIONS
IN ATLANTA AND CHICAGO

FORMED
NEW PARTNERSHIPS
TO EXPAND USE OF ECO LOCOMOTIVES

Partnerships to reduce diesel emissions

Norfolk Southern considers it a corporate responsibility to mitigate the environmental impacts of its rail operations. Development of a new class of low-emission locomotives and innovative idle-reduction technology demonstrates the railroad's continuing commitment to industry leadership in sustainability best practices and environmental partnerships.

Three things NS did in 2015 to reduce rail yard emissions

1. Introduced the Eco locomotive, a locomotive rebuild program that recycles older locomotives and outfits them with new low-emission engines.
2. Rolled out the "Sleeper," an engine-heater system that eliminates unnecessary locomotive idling in winter months.
3. Expanded work on a rebuild program to create locomotive "slugs" – units with traction motors but no engines. The slugs are paired with diesel-powered locomotives to add emissions-free pulling power and reduce fuel burn.


4720
4719
4718
4717
4716

NS' recycled Eco locomotives support community air quality

Norfolk Southern is helping communities enhance air quality with Eco locomotives, a new class of low-emission yard locomotives.

In 2015 public-private partnerships, NS introduced the Eco units at its Inman Yard in Atlanta and at its intermodal facilities in Chicago. NS delivered 10 of the locomotives to Atlanta and 15 to Chicago.

Branded "Eco" for their operating efficiencies in reducing emissions and fuel use, the locomotives were funded in part by federal Congestion Mitigation and Air Quality Improvement Program grants. These grants are available to projects that help states and localities reduce transportation-related emissions, improve air quality, and comply with federal Clean Air Act attainment standards.



Cleaner-burning engines

The 3,000-horsepower Eco engines reduce emissions regulated by the U.S. Environmental Protection Agency, including nitrogen oxides, or NOx, a contributor to ozone and linked to climate change, particulate matter, hydrocarbons, and smoke.

In Chicago, the partnership enables NS to replace its entire fleet of older switcher locomotives with cleaner-burning Eco units at its five major rail yards. NS received more than $19 million through the CMAQ grant program as part of the $30 million public-private partnership in Chicago.

THE EMISSIONS THAT 10 ECO LOCOMOTIVES WILL REDUCE ANNUALLY IN ATLANTA:

6.6 TONS
PARTICULATE MATTER

150 TONS
NITROGEN OXIDES

THE EMISSIONS THAT 15 ECO LOCOMOTIVES WILL REDUCE ANNUALLY IN CHICAGO:

7.58 TONS
PARTICULATE MATTER

196 TONS
NITROGEN OXIDES

Reducing life cycle emissions

The Eco locomotives were developed through NS' unique rebuild program that recycles older locomotive bodies and upgrades engines with newer technologies that maximize fuel economy and emissions reduction. For the Eco units, NS used the body frames of a locomotive model built in the 1980s and equipped them with new low-emission engines.

Recycling the older locomotives, rather than buying newly manufactured steel components, adds to the program's benefits by reducing production-related carbon emissions and lowering costs.


4724

Learn more:
Visit NS' corporate website for more information about the low-emission Eco locomotives in **Atlanta** and **Chicago**.

To enhance emissions reduction, each Eco unit can replace two older, less-efficient locomotives when paired with a "slug" – an industry term for a locomotive outfitted with traction motors for pulling power but no engine. NS built slugs for the Atlanta and Chicago partnerships.

More Eco partnerships for 2016

Norfolk Southern has entered into public-private partnerships that will bring Eco locomotives and emissions-free slugs to rail yards in Pittsburgh, Pa., and Macon, Ga. In 2016, NS is building two Eco locomotives and two slugs for delivery to Pittsburgh and five Eco units and two slugs for use in Macon.

Norfolk Southern's Sleeper: fuel savings and cleaner air

In 2015, Norfolk Southern began deploying the Sleeper, a customized plug-in engine heater system that reduces unnecessary locomotive idling and diesel emissions in cold weather. It was one of the company's key sustainability advancements.

With the Sleeper, NS achieves the "triple bottom line" of sustainability:

People: It enhances air quality in neighborhoods around rail yards.
Planet: It reduces diesel emissions linked to climate change.
Profit: It helps NS' bottom line by reducing fuel use and operating costs.

Public benefits are a driver

During 2015 and early 2016, Norfolk Southern joined with state and federal agencies to share the costs of installing Sleeper heaters in locomotives and wayside power stations at rail yards in Atlanta; Chicago; Kansas City Mo.; and six cities in Ohio. The primary purpose of these public-private partnerships is to help communities comply with their obligations and commitments under the federal Clean Air Act.



The Sleeper in action
Learn more about the Sleeper in this video at Norfolk Southern's Inman Yard.

"This is a relatively inexpensive way for us and our public partners to accomplish a host of good public policy and private goals that any industry would want to achieve," said Darrell Wilson, assistant vice president government relations.

"Our goal is to get this done on the northern part of the railroad, where winters can get really cold, but that's not the stopping place," said Don Graab, vice president mechanical.

Norfolk Southern is the first large U.S. freight railroad to undertake a systemwide program using plug-in technology to reduce locomotive idling. Working with supply-chain partners, NS' Mechanical Department customized existing technologies to design a robust system for rail yards where locomotives shove and pull freight cars 24/7. In addition to conserving fuel, reducing emissions benefits the public. The availability of federal funds earmarked to reduce transportation-related emissions supported the effort.

"This was another step in our process of looking for newer and better ways to reduce fuel consumption," said Mark Duve, system manager locomotive reliability, who headed the project.

Stakeholder collaboration and innovation

Norfolk Southern field-tested the Sleeper system in 2013 at one of its Chicago yards. Collaboration with suppliers produced an innovative design easy for train crews to use. For example, the power station features a retractable "power crane" equipped with a night light and other safety features. The crane went through four generations of design to perfect it.

"We've standardized that design across our system. NS essentially created a market for the power crane," said Bruce Backus, electrical engineer locomotive design.

During the Chicago field trials, the Brotherhood of Locomotive Engineers and Trainmen and the United Transportation Union – unions representing train and engine crews at NS – contributed to improvements. They suggested heating the locomotive cab as well as the engine, leading to addition of a heating element that keeps the cab comfortable.



No antifreeze? No problem.

Diesel locomotive engines do not use antifreeze. To prevent freezing, locomotive engines traditionally are kept idling in winter months between operating shifts. With the Sleeper, locomotives can be shut off, plugged-in, and put to "sleep" regardless of the cold.

For interested rail fans, Sleeper is an NS acronym for: Stationary Locomotive Emissions Elimination Plug-in Electric Receptacle System.

PUBLIC PARTNERS PRAISE NS IDLE-REDUCTION TECHNOLOGY


WESTERN AUTO

A 'cool project' for Kansas City air quality

Norfolk Southern's Sleeper technology appealed to Kansas City, Mo., officials because the investment supports long-term commitments to cleaner air and to expanding freight rail business at a busy rail hub.

"This was a really cool project," said Doug Norsby, air quality planner at Mid-America Regional Council in Kansas City. "We liked that we could be a showcase for this technology, and, because we knew the dedicated infrastructure was here, we had confidence that emissions reductions would continue to occur in our area."

The regional council teamed with the Missouri Department of Natural Resources to obtain cost-sharing funds through the Diesel Emissions Reduction Act, a grant program administered by the EPA.

"When you have something that is really useful, really valuable in terms of emissions reduction and control," Norsby said, "using some public money to encourage business to take a risk and try some of these technologies can be really important."



Chicago partnership a first for EPA

In Chicago, Norfolk Southern and other railroads are partners with the Environmental Protection Agency in the Midwest Clean Diesel Initiative. This voluntary program promotes the use of technology and operational changes to reduce emissions from diesel engines and improve air quality in the Midwest.

Through this connection, EPA identified funding to help install the Sleeper technology at NS' Chicago rail yards. It is the first time EPA has partnered with a railroad in Chicago to reduce locomotive idling using plug-in heater technology.

"I think it's an innovative and cost-effective project that will be very beneficial," said Frank Acevedo, EPA mobile source program manager for Region 5. "It has a lot of potential to significantly reduce emissions that could have a direct impact on residential areas and public health here in Chicago."

EPA studies have shown that reducing locomotive idling is the most effective way to lower rail yard emissions, said Carolyn Persoon, an EPA environmental engineer. "Norfolk Southern," she said, "is addressing the biggest source of emissions in the yards and is doing something we know is effective in reducing emissions."

PUBLIC PARTNERS PRAISE NS IDLE-REDUCTION TECHNOLOGY



Good for Georgia neighborhoods

In Georgia, Norfolk Southern installed the Sleeper technology at four rail yards, including Atlanta, through a partnership with the Georgia Department of Natural Resources, Environmental Protection Division.

“Industrial sites, including rail yards, can generate ‘hot spots’ of emissions,” said Rich McDonald, environmental engineer with EPD. "The Sleeper system should reduce those localized emissions and improve air quality in nearby neighborhoods.

“Eliminating those emissions is a good thing to improve health in our community. When all you’re trying to do is warm up engine water so it doesn’t freeze, this plug-in arrangement is a much more efficient and cleaner way to do it.”



Growing business and reducing emissions in Ohio

In Ohio, Norfolk Southern initially is installing 21 plug-in heater stations to operate the Sleeper system in a half-dozen rail yards around the state, including Canton and Youngstown. Engine heaters will go on 26 yard and local locomotives. NS’ public partner, the Ohio Rail Development Commission, provided matching dollars through the federal Diesel Emissions Reduction Act program.

“Ohio partnered with NS to lower diesel emissions in some of the state’s most urbanized and industrial neighborhoods," said Matt Dietrich, executive director of the rail development commission. “By contributing public funds, the state can leverage private dollars for an initiative that will benefit public health and promote jobs and economic growth.

“We recognize that railroads produce emissions, but railroads are also critical to the economy,” Dietrich said. “Basically, this program results in cleaner air for everybody.”


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6321

2015 FUEL EFFICIENCY SCORECARD

410 MILES
HOW FAR NS MOVED A TON OF FREIGHT ON ONE GALLON OF DIESEL

1.28 GALLONS
AMOUNT OF DIESEL FUEL CONSUMED PER 1,000 GROSS TON MILES OF TRAIN MOVES

Setting a goal on fuel efficiency

Norfolk Southern in 2015 set a five-year goal to improve locomotive fuel efficiency as part of the company's strategic plan to reduce operating costs and improve the company's stewardship of resources.

The goal is to reduce fuel consumption by $80 million per year by 2020. To achieve it, NS aims to improve overall locomotive fuel economy by nearly 9 percent from the 2015 baseline. NS has fuel-efficiency initiatives underway or in development to reach the goal. They range from train-handling technologies to operating strategies, such as running longer trains, which requires fewer locomotives and reduces fuel use.

NS' efforts to improve fuel efficiency will contribute to its goal to reduce carbon emissions. NS' current goal, expected to be updated in 2017, is to reduce GHG emissions by 10 percent per revenue ton-mile based on 2009 emission levels.

"We've been on a path of steady and consistent improvement in fuel efficiency going back several years," said Neville Wilson, director operations and locomotive control, who leads NS' fuel team. "We have initiatives in place that we believe can help us accelerate that progress."

2020 GOALS

$80 MILLION
Fuel consumption savings based on 2015 prices

1.17 GALLONS
Diesel burn per 1,000 gross ton-miles vs. 1.28 gallons in 2015

8.6%
Improvement in fuel economy over 2015 baseline


4270
4270
NS NORFOLK
7707

Following are two of the fuel team's most significant efficiency initiatives:

Follow the LEADER

Norfolk Southern's main fuel-efficiency program is LEADER, a train-handling technology that monitors a train's operating conditions and calculates the speed and dynamic braking required for maximum fuel efficiency. Train crews use an onboard touch-screen computer to operate the GPS-based system. NS has achieved average fuel savings of 5 to 7 percent on trains led by a LEADER-equipped locomotive.

By the end of 2015, NS had equipped more than 1,900 of its 2,600 road locomotives – nearly three-fourths of the road fleet – with LEADER software and hardware. In 2015, the number of trains operating with LEADER more than doubled – to 50 percent of all road trains, from 22 percent at the end of 2014. During the year, NS also completed employee training on use of LEADER, involving approximately 4,400 locomotive engineers and 3,900 conductors.

In 2016, NS for the first time will begin using Trip Optimizer train-handling technology developed by industry partner GE Transportation. Trip Optimizer, GE's version of LEADER, will be installed on 50 new GE Evolution locomotives NS plans to purchase. NS also expects to install Trip Optimizer on older GE locomotive models that receive engine upgrades through NS' locomotive rebuild program.

NS' plan to buy new locomotives and its rebuild program – in particular, an initiative to convert DC traction-motor locomotives to more efficient AC locomotives – support NS' goal to lower the average age of its locomotive fleet. Reducing the fleet's age increases reliability and contributes to reduced fuel consumption over time because fewer locomotives are out of service for repairs and maintenance. That means NS can operate a smaller locomotive fleet to meet business demands.



More information

A timeline of milestones and details about LEADER, NS' flagship fuel-efficiency initiative, can be found in NS' 2015 sustainability report.

Matching horsepower with tonnage

Beyond LEADER, the most significant fuel conservation initiative is called Horsepower Per Ton, or HPT. Developed during 2015 and rolled out in early 2016, HPT provides train crews with specific guidelines on maximum locomotive horsepower to use based on train type, total tonnage, and direction.

Typically, several locomotives are assigned to a train. However, rarely are they all needed for the entire trip, because horsepower demands vary based on terrain and other operating conditions. HPT aims to reduce the number of locomotives used during any segment of the trip.

Using fewer units is more efficient operationally and saves fuel. Development is underway to incorporate HPT as an automatic feature of LEADER.

"We're leveraging on-board technology gained by installing LEADER, including GPS and track map information, to enable us to remotely idle LEADER-equipped locomotives in real time if not needed for pulling power," Wilson said. "This will make HPT even more dynamic as a fuel-efficiency tool."

NS FUEL ECONOMY BY THE NUMBERS

Norfolk Southern measures fuel efficiency in two ways: by revenue ton-miles and by gross ton-miles.

REVENUE TON-MILES: Fuel economy tied to revenue ton-miles, or RTM, is based on the tonnage of customers' freight moved in revenue service. In 2015, NS trains moved 199.7 billion revenue ton-miles of freight while consuming more than 486 million gallons of locomotive diesel fuel. On average, NS moved a ton of freight 410 miles per gallon of diesel burned. That compares with 415 miles per gallon in 2014, a decline of 1 percent. The decline is attributable largely to shifts in business mix, weather, and network traffic issues that resulted in congestion and increased train idling.

GROSS TON-MILES: The use of gross ton-miles, or GTM, provides the broadest look at fuel economy, taking into account fuel consumed by nonrevenue work trains, yard switching activity, and empty freight cars traveling on revenue trains. In 2015, NS trains moved 384.4 billion GTM. On average, NS consumed 1.28 gallons of diesel fuel per 1,000 GTM, achieving the same fuel economy as in 2014. NS is basing its 2020 fuel-efficiency goal on gross ton-miles. The 2020 target is 1.17 gallons per 1,000 GTM.

Since 2011, the company has improved fuel efficiency by 3 percent per 1,000 GTM.

Alternatives to reduce fuel use

Norfolk Southern is an industry leader in exploring alternative energy sources to reduce locomotive emissions. During 2015, NS made gains in battery technology and compressed natural gas.

A strategic shift on battery technology


999

Since the 2009 rollout of NS 999, a prototype battery switcher locomotive, Norfolk Southern has continued research into battery technology as an alternative energy source for locomotives. In 2015, the company made a strategic shift: Instead of focusing on tractive power in a full hybrid, NS now is exploring use of batteries for just the opposite – to allow locomotives to be shut down, thus reducing fuel burn and emissions from idling engines.

NS hopes to develop a "micro-hybrid" solution. The idea is to install a small battery pack on locomotives to operate critical electronic control systems, such as onboard train-handling equipment, while the locomotive is shut down. Similar to automobiles, locomotive electronics and other operating systems are run by the same battery pack that starts the engine, which requires a surge in power. As a result, locomotives often remain idling or go through an automated stop-start process when not moving freight to avoid draining the batteries while keeping those electronics running.

Economic and environmental benefits: Equipping the locomotive fleet with a micro-hybrid battery pack to reduce engine idling is much more cost-effective than building a fleet of hybrid-powered locomotives.

"We're trying to use battery technology in a way that gives us the most fuel and emissions savings for the investment," said Sean Woody, manager technology development and leader of the R&D effort. "Locomotives produce more emissions and are the least fuel efficient when they're idling, so reducing idling time provides the most opportunity for improvement. We realize there's tremendous payoff from doing that."

Lessons learned: NS is applying lessons learned from six years of work developing the NS 999. The company's micro-hybrid research includes looking at the best type of batteries to use, how much battery power is required, and forecasting system costs. Currently, battery technology remains too expensive and is not advanced enough to provide reliable locomotive tractive power – factors that played into NS' strategic shift. An upgraded second-generation version of NS 999, tested in yard service during early 2015, was equipped with nearly 900 lead-carbon batteries, and maintenance was an ongoing issue.

"We still see the potential," Woody said, "but the technology and the economics are just not there yet."

NS builds and tests a CNG locomotive


5053

Norfolk Southern continues to advance its knowledge of CNG technology as an alternative to diesel fuel to power locomotives.

In 2015, employees at NS' Juniata Locomotive Shop successfully modified a GP38-2 switcher locomotive engine to run entirely on compressed natural gas. The unit, which has not been put into service, is paired with a locomotive slug housing CNG cylinders that supply the equivalent of 1,000 gallons of diesel.

"It's built and it's functional," said Don Faulkner, general superintendent locomotive shops, who oversees NS' locomotive rebuild programs at Juniata Locomotive Shop, where work on the CNG prototype occurred.

NS is interested in the potential of CNG to reduce emissions of nitrogen oxides, particulate matter, and hydrocarbons compared with diesel-powered locomotives. NS in 2015 put the prototype through third-party emissions testing and is exploring ways to enhance its performance. Using CNG locomotives in revenue service would require federal approval, a topic of ongoing discussion among the industry and regulatory authorities.



PLANET

2015 CARBON MITIGATION SCORECARD

COMPLETED PARTNERSHIP TO REFOREST
10,000 ACRES
IN THE MISSISSIPPI DELTA

EXPANDED PROTECTION OF
S.C. WOODLANDS

CREATED A
WETLANDS MITIGATION BANK

Trees and trains add up to sustainable business

In 2015, Norfolk Southern completed a five-year community partnership to reforest 10,000 acres in the Mississippi Delta, the flagship project of the company's Trees and Trains initiative to mitigate carbon emissions the natural way. NS partnered with GreenTrees, the nation's leading reforestation program, committing $5.6 million to plant more than 6 million trees.



Income for landowners: The Trees and Trains project is generating income for about 50 landowners who agreed to plant cottonwoods and native hardwoods on former woodlands that were converted years ago to farm fields but became marginally productive and prone to flooding. Over 15 years, the trees planted through Trees and Trains will generate more than 1.1 million metric tons of carbon credits that NS agreed to purchase through the partnership. NS can hold the credits to offset its business-related carbon emissions or sell them to recoup its investment. Participating landowners receive payments through NS' initial investment in the project.

Corporate opportunity: The project, which supports a region long served by NS, is an innovative way to invest in conservation, resulting in positive environmental, economic, and social impacts for the railroad and its stakeholders.

"The fact that Norfolk Southern said, 'We're in,' created a floor of certainty for landowners to make that land conversion," said Chandler Van Voorhis, GreenTrees co-founder and managing partner. "It told them, 'This is a big corporation saying, 'You grow it, I'll buy it.' Having NS as a buyer and an investor brought a comfort level that has enabled us to scale up and bring in other landowners outside of NS' particular territory. That's a part of the story that Norfolk Southern owns.

"More corporations are following Norfolk Southern's lead and investing in forestry initiatives as part of their sustainability efforts to offset carbon emissions and other environmental impacts," Van Voorhis said.

"It's not just carbon," he said. "It's biodiversity, it's water, it's impact in a community where the investment has been made."

NS turns land stewardship into profitable opportunity

Norfolk Southern's commitment to sustainable business practices extends to operations that are not directly tied to moving freight. As a large landowner in coastal South Carolina, NS has adopted an approach that generates environmental and economic benefits.

NS in 2015 launched a project to restore 290 acres of historic wetlands at its Brosnan Forest conference facility. The project, to be completed in 2016, will create valuable wildlife habitat and restore natural water hydrology while supporting economic development in the region. NS donated a conservation easement that will permanently protect the restored wetlands acreage.

This "wetlands mitigation bank" will generate 790 wetlands credits that NS, through a broker, can sell to offset wetlands impacted by development elsewhere in the region. The credits could be used, for example, to support development of rail-served industrial projects that would create new business for NS. With wetlands credits in coastal South Carolina currently priced from $6,000 to $8,000 each, NS potentially could earn more than $6 million selling them.

Forest has railroad roots

Located about 35 miles northwest of Charleston, S.C., Brosnan Forest has been in railroad ownership since the 1830s, once serving as a source for track crossties and fuel for steam locomotives. In the 1920s, Southern Railway, an NS predecessor railroad, used the property as a laboratory for university forestry students and to demonstrate the economic advantages of planting property in woodland. These days, NS operates a small conference center at the Forest as a place to build business relationships with customers and to offer management employees an off-site location for strategic planning and brainstorming sessions.

EMPLOYEE SPOTLIGHT:
Protect the planet, earn a profit



Josh Raglin, general manager facilities, has helped make Norfolk Southern a U.S. corporate leader in conservation capitalism, a business approach that turns conservation into opportunities for profit.

A biologist by training, Raglin manages NS' Brosnan Forest business center and 14,405-acre woodlands preserve. In 2008, Raglin helped NS pioneer a conservation easement that permanently protects 12,488 acres of the property from development, including more than 6,000 acres of rare longleaf pine forest. Since then, Raglin has spearheaded several initiatives showcasing conservation capitalism, including creation of a wetlands mitigation bank, his latest project. Through Raglin's efforts, NS has:

- Qualified the Forest for enrollment in both the Sustainable Forestry Initiative® and the Forest Stewardship Council by adopting best management forestry practices. While preserving plant and wildlife habitat, these certified practices increase the value of timber that NS allows to be periodically harvested as part of the property's management.

- Earned around 300,000 carbon offset credits for the Forest, working with Finite Carbon to verify and register the credits with the Air Resources Board in California. Through the ARB, NS sells the credits to companies desiring to offset their emissions. Over the past year, a carbon credit in the California market has traded in the $9 to $10 range.

- Expanded the number of endangered red-cockaded woodpeckers nesting at the Forest, creating the world's largest known colony on privately owned land under single ownership. Through a "safe harbor" agreement with wildlife and natural resource agencies, NS' efforts to expand the birds' population has earned 21 mitigation credits that NS can sell to developers wishing to build on property housing isolated pairs of the woodpeckers.



PLANET

2015 GHG EMISSIONS SCORECARD

1.9 %
OVERALL DROP IN CO_2 EMISSIONS

6.1%
DROP IN ELECTRICITY-BASED EMISSIONS

80%
OF EMISSIONS-REDUCTION GOAL

A look at 2015 GHG emissions



Overall GHG decline

Norfolk Southern's total greenhouse gas emissions – Scope 1 direct emissions and Scope 2 indirect emissions – declined by nearly 2 percent in 2015.

The decrease reflects a 2.4 percent drop in business volume as measured by revenue ton-miles of freight moved by NS' diesel-burning locomotive fleet, the main source of NS' direct GHG emissions. In addition, NS reduced by 6.1 percent its Scope 2 emissions related to electricity use at railroad offices and facilities. This drop is attributed mainly to a milder winter, systemwide energy efficiency improvements, and the midyear closure of the company's Roanoke corporate office, part of an initiative to streamline business operations.

Update on GHG goal

In 2010, NS set a goal to reduce carbon emissions by 10 percent per revenue ton-mile. As measured against 2009 baseline emissions, the railroad in 2015 achieved a cumulative emissions reduction of 8 percent per RTM – down from 8.5 percent in 2014. Contributing to the slip were network congestion in the first half of the year and a changing business mix that included more time-sensitive freight, resulting in higher horsepower moves that increased locomotive fuel burn and emissions.

Locomotives in 2015 accounted for 90 percent of NS' total GHG emissions, or nearly 5 million metric tons. NS' goal is to reduce GHG emissions by 3 grams of CO_2 per RTM over the 2009 baseline. The company reduced cumulative emissions by 2.41 grams per RTM in 2015, compared with 2.56 grams in 2014. Initiatives designed to meet a fuel-efficiency goal set in 2015 will advance NS' efforts to reduce its GHG emissions.

Progress on energy emissions:

During the year, NS achieved a 7 percent reduction in non-locomotive Scope 1 emissions related to the use of fuels other than diesel, such as natural gas, propane, and coal. Nearly half of that reduction is associated with the company's reduced use of coal for power, including the elimination of coal-fired boilers in an energy-conversion project at Juniata Locomotive Shop.

Customer recognizes NS' sustainable rail solution

Customer Eastman Chemical Company presented Norfolk Southern with supplier sustainability and innovation awards in 2015 for a rail-based transportation solution that helped Eastman reduce its supply-chain carbon emissions and shipping costs.

NS' intermodal business group worked with Eastman's global logistics group in 2014 to offer rail transport of Eastman specialty plastics and wood-based products from an intermodal port facility in Greer, S.C., to the port of Charleston. Prior to the rail option, Eastman moved these containerized products by truck from its Kingsport, Tenn., plant to Charleston for export. The NS solution removed 212 miles of truck transport.



"The Norfolk Southern intermodal group made sure this was a value proposition that made sense for Eastman," said Debbie Davis Waltermire, Eastman's director of global logistics procurement. "Eastman has goals around sustainable growth and improved carbon footprint, and we felt that this gives us supply-chain efficiencies that allow for sustainable growth."

NS partnered with the South Carolina Ports Authority to provide rail service at the upland S.C. inland port facility, which opened in fall 2013. NS rail service between Greer and Charleston is helping to reduce supply-chain emissions of other customers, including BMW, Adidas, Michelin, and John Deere.



Reducing shippers' carbon footprint

Shippers can reduce their supply-chain carbon emissions by moving products by rail instead of highway. Norfolk Southern's "Green Machine," a carbon footprint analyzer found on NS' website, offers shippers a quick estimate of carbon savings. On average, trains are four times more fuel-efficient and generate 75 percent fewer emissions than trucks.

NS business emissions

TOTAL SCOPE 1 AND SCOPE 2 EMISSIONS OF CARBON DIOXIDE EQUIVALENTS
(Million Metric Tons)


5.40
5.18
5.34
5.63
5.52
2011
2012
2013
2014
2015

EMISSIONS PER REVENUE TON-MILE
(Grams)


28.19
27.93
27.63
27.44
27.59
2011
2012
2013
2014
2015

TOTAL REVENUE TON-MILES OF FREIGHT
(Billions)


191.7
185.6
193.5
205.0
199.7
2011
2012
2013
2014
2015

TOTAL RAILWAY OPERATING REVENUES
(Billions USD)


$11.2
$11.0
$11.0
$11.6
$10.5
2011
2012
2013
2014
2015

NS 2015 EMISSIONS
(in Metric Tons CO_2 Equivalents)

	Scope 1	Scope 2
CO_2	5,219,275	249,253
CH_4	10,052	107
N_2O	38,884	1,166
HFC, PFCs, SF_6	0	0
Total	5,268,211	250,526


2015 EMISSIONS BY SOURCE
(TOTAL 5.5 MILLION METRIC TONS)
1.3% OTHER
73,735 metric tons
(natural gas, coal, propane, kerosene, jet fuel)
1.6% GASOLINE
86,743 metric tons
(on-road vehicle, nonvehicle uses)
4.5% ELECTRICITY
250,526 metric tons
92.6% DIESEL
5.1 M metric tons
(Locomotive, biodiesel, nonlocomotive, fuel oil)

RECOGNITION

Corporate leader in GHG disclosure

For the second consecutive year, Norfolk Southern in 2015 was named a U.S. leader in disclosing greenhouse gas emissions and climate-change information to investors and the marketplace through CDP, an environmental nonprofit. NS achieved a score of 99 out of 100 for carbon disclosure to earn a place on CDP's 2015 S&P Climate Disclosure Leadership Index. The railroad scored within the top 10 percent of Standard & Poor's 500 Index companies that disclose information to CDP.



PLANET

2015 ENERGY EFFICIENCY SCORECARD

434.9 MILLION
KILOWATT HOURS CONSUMED

6%
REDUCTION IN ELECTRICITY-RELATED CO_2 EMISSIONS VS. 2014

4%
REDUCTION IN KILOWATT HOURS VS. 2014

$423,987
UTILITY REBATES FOR ENERGY-EFFICIENCY UPGRADES

Juniata energy conversion: a sustainable business solution

Norfolk Southern in 2015 launched a two-year energy-conversion project at its Juniata Locomotive Shop that demonstrates the company's commitment to improved operating efficiencies and stewardship of resources.

The $53 million project replaces the facility's heating and power systems, installing 21st century energy technologies to extend the life of a locomotive complex that has served America's freight rail needs since the late 1800s.

During 2015, NS replaced three 1950s coal-fired burners with cleaner, more efficient natural gas heaters. The company began installing a 1.2 megawatt combined heat and power unit that runs on natural gas and generates enough electricity to carry the complex's base power load – reducing reliance on the regional utility's power grid.

The project significantly reduces NS' environmental impacts. In 2015, largely as a result of the Juniata conversion, NS reduced by 39 percent its Scope 1 emissions associated with the company's use of coal for energy. NS generated 17,464 metric tons of CO_2 equivalent emissions from coal use, down from 28,570 metric tons in 2014. In addition, replacement of leaky pipes that transport steam water for shop operations is expected to save about 49 million gallons of water annually.





An NS investment in Pennsylvania

A complex of 16 shops, with 30 acres under roof, the Juniata Locomotive Shop in Altoona, Pa., is the largest locomotive repair facility in North America, with a Norfolk Southern workforce of about 950 mechanical employees. Juniata is NS' primary shop for engine overhauls and midlife tune-ups and is headquarters for the company's locomotive rebuild program – one of the largest railroad recycling programs ever.

Visit NS' 2015 sustainability report to learn more about how employees refurbish and outfit 1980s and 1990s model locomotives with upgraded engines that are cleaner-burning and more fuel-efficient. The rebuild program and energy-conversion project represent long-term investments to continually improve NS' sustainability and business performance.

JUNIATA PROJECT: FAST FACTS

50%
Energy-efficiency improvement

$4 MILLION
Annual savings in operating costs

58%
Annual reduction in shop CO_2 emissions

49 MILLION
Annual water savings in gallons

Cutting costs and energy use with lighting, HVAC upgrades

Norfolk Southern's energy services group in 2015 continued a long-range plan to improve energy efficiency in railroad facilities. The effort aims to cut operating costs, decrease electricity use, and reduce environmental impacts associated with carbon emissions.

Lighting efficiency

In 2015, the group oversaw lighting and HVAC replacements that are expected to generate annual energy and maintenance savings of more than $2.1 million.

The lighting projects equipped 31 facilities across the system with replacement bulbs and fixtures that last longer, use less energy, and emit a spectrum of light that enhances safety and security of night operations. The projects included seven NS intermodal facilities and yards in Chicago; its Harrisburg, Pa., intermodal facility; and its Shelbyville, Ky., auto mixing center.

2015 LIGHTING PROJECTS

9,692
Fixtures replaced

31
Railroad facilities

$4.9 MILLION
Investment

2.6 YEARS
Average payback

13.6 MILLION
Kilowatt-hour electricity reduction

$2 MILLION
Annual energy & maintenance savings

9,539 *metric tons*
Annual estimated CO_2 savings

By reducing the demand for power generation, the lighting projects are generating carbon savings equivalent to the energy needed to provide electricity to 1,409 homes for a year.

HVAC efficiency

The energy group's systematic approach to its heating, ventilating, and air-conditioning efficiency program looks for total building solutions to replace aging, uneconomical HVAC systems. In 2015, the group completed projects targeting natural gas conversions from fuel oil, reconfiguration of ducting, and the addition of system controls. HVAC replacement systems had an average seasonal energy efficiency rating of 18, better than the industry standard 13.

In addition to operational and environmental savings, the HVAC projects enhance working conditions for yard and shop employees.

2015 HVAC PROJECTS

14	7	$251,539	$163,224
HVAC systems replaced	*Railroad facilities*	*Investment*	*Annual operational savings*

Energy upgrades at NS' Atlanta office earn rebates


GEORGIA POWER
June 2016
Pay to the Order of
Norfolk Southern
20,823.78
Twenty Thousand Eight Hundred Twenty-Three & 78/100
Commercial Energy Efficiency Rebates
Georgia Power

As part of energy-efficiency upgrades in 2015 at its operations headquarters in Atlanta, Norfolk Southern earned more than $20,820 in rebates through Georgia Power's Commercial Energy Efficiency program. Improvements to the Goode Building in Midtown included installing more efficient lighting, lighting occupancy and daylight sensors, and variable frequency drives on heating and air-conditioning equipment.

The upgrades are expected to reduce the high-rise building's annual energy use by more than 654,000 kilowatt-hours, lowering emissions of carbon dioxide equivalents by 540 metric tons. That's equivalent to the typical annual energy use of more than 50 residences in the region.


PLANET

2015 WASTE MANAGEMENT SCORECARD

361,096 TONS
WASTE GENERATED 6%↓

77%
LANDFILL DIVERSION VS. 82% IN 2014

82,665 TONS
TO LANDFILL 23%↑

Efforts to improve waste management

Norfolk Southern in 2015 completed the second year of an ongoing review to track and improve data collection and management of its business waste streams – a challenging task encompassing hundreds of work locations across 22 states.

For the year, NS reduced total waste generated by 6 percent – a desired outcome. However, data collection indicated that a higher percentage of waste than in 2014 was sent to landfills, which NS is reviewing. In particular, NS is interested in increasing "blue bin" recycling rates at offices, yard, shop, and field facilities. In 2015, only 6 percent of such trash, including cans, bottles, and paper, was recycled.

NS has formed a task force that is exploring opportunities to expand recycling, minimize waste, and reduce costs associated with waste management. The company in 2016 is evaluating third-party waste management services to apply lessons learned from data collected over the past two years.


SCRAP METAL
ONLY

MATERIALS DIVERSION
(in tons)

Category	Tons
Recycled trash	1,121
Recovered oil	5,280
Mixed scrap metal & steel	80,401
Crossties	185,724
Batteries (includes lead-acid/nickel-cadmium)	277
Fluorescent light bulbs	2.6
Solvent recovery/ Paint recycle	3.9

Recycling and reusing waste oils

In 2015, Norfolk Southern recycled 100 percent of used oil collected at 26 locomotive and rail car shops across the network. The company's strategic sourcing group initiated this recycling program in 2013 as part of a life cycle sustainability initiative to control spending, enhance operating efficiencies, and improve stewardship of resources.

The program's goal is to reuse the oil to heat shop facilities to reduce utility costs or sell it to third-party vendors for recycling and reuse. A third-party vendor collected 1.14 million gallons of used oil from NS in 2015. The vendor resells the oil for use in heating, manufacturing asphalt, or producing lube oil products.

Oil recycled through this program represents 86 percent of used oil generated by NS business operations. The remaining 14 percent includes oil recovered from track equipment in the field by NS rail gangs. NS reuses, recycles, or properly disposes of used equipment oils in accordance with environmental laws and regulations.

1.44 MILLION GALLONS
USED OIL AND OILY WATER RECYCLED IN 2015

Proactive crosstie recycling



The wooden crossties that hold steel rails in place are a vital part of railroad track infrastructure. Norfolk Southern installed 2.4 million in 2015 alone. As part of sustainability efforts, NS works with vendors to recycle older crossties removed from rail service.

In 2015, NS stepped up those efforts, creating a service contract for a vendor to immediately collect crossties removed by timber and surfacing gangs. The T&S gangs install new crossties and stage the removed ties near the track for collection.

"It's an organized effort to pick up the ties in a timely fashion," said Carla Groves, senior manager purchasing. "Having the vendor follow the gangs enables us to be more proactive, which helps the environment and increases operating efficiencies."

2015 RECYCLED CROSSTIES

Energy use:	*Landscaping:*	*Reused internally:*
100,163 TONS	58,080 TONS	27,481 TONS

Reducing NS' environmental footprint

Norfolk Southern operates a robust environmental protection program to ensure that railroad operations meet or exceed government rules and regulations put in place to protect the environment, including air and water quality.

Following are three examples from 2015 that highlight NS' efforts to minimize the environmental impact of business operations in communities served by the railroad.

Capital upgrades: Invested $7.9 million in railroad yard, shop, and field facilities such as wastewater treatment plants, spill containment systems, and stormwater management systems to ensure environmental compliance.

Site remediation: Completed remediation projects on 15 impaired properties in compliance with state environmental requirements. Among them is a 100-acre former rail car shop facility in Lenoir City, Tenn., that NS is helping local and state economic development officials market for industrial redevelopment, bringing new jobs and tax revenue to the community.

Tank car safety: Participated in and led industry efforts to enhance the safety of transporting flammable liquids by rail, including crude oil and ethanol. These efforts resulted in development of a new proposed tank car construction standard designed to reduce the chances of an explosion if a car derailed, leaked, and caught fire. The proposal garnered broad stakeholder support, including from the rail industry, tank car manufacturers, chemical shippers, and thermal blanket manufacturers.

GRI G4 INDEX


RELEASE ROD



GRI G4 INDEX

GENERAL STANDARD DISCLOSURES

SECTION	DISCLOSURE #	DISCLOSURE COMPILATION ITEMS	PAGE #/ANSWER
Strategy and Analysis	G4-1	Provide a statement from the most senior decision-maker of the organization.	CEO Message
	G4-2	Provide a description of key impacts, risks, and opportunities.	Reporting & Materiality CDP Response
Organizational Profile	G4-3	Report the name of the organization.	Strategy and Performance Customer Service
	G4-4	Report the primary brands, products, and services.	Reporting & Materiality
	G4-5	Report the location of the organization's headquarters.	Reporting & Materiality
	G4-6	Report the number of countries where the organization operates.	Economic Engine
	G4-7	Report the nature of ownership and legal form.	Annual Report
	G4-8	Report the markets served (including geographic breakdown, sectors served, and types of customers and beneficiaries).	Economic Engine
	G4-9	Report the scale of the organization.	Corporate Profile
	G4-10	Breakdown by employee type.	Workforce Snapshot
	G4-11	Report the percentage of total employees covered by collective bargaining agreements.	Workforce Snapshot
	G4-16	List memberships of associations (such as industry associations) and national or international advocacy organizations.	Governance
Identified Material Aspects and Boundaries	G4-17	List all entities included in the organization's consolidated financial statements or equivalent documents.	Annual Report
	G4-18	Explain the process for defining the report content and the Aspect Boundaries.	Reporting & Materiality
	G4-23	Report significant changes from previous reporting periods in the Scope and Aspect Boundaries.	Reporting & Materiality

SECTION	DISCLOSURE #	DISCLOSURE COMPILATION ITEMS	PAGE #/ANSWER
Stakeholder Engagement	G4-24	Provide a list of stakeholder groups engaged by the organization.	Stakeholder Engagement
Report Profile	G4-28	Reporting period for information provided.	Reporting & Materiality
	G4-30	Reporting cycle.	Reporting & Materiality
	G4-31	Provide the contact point for questions regarding the report or its contents.	Reporting & Materiality
	G4-32	Report the 'in accordance' option the organization has chosen.	Reporting & Materiality
Governance	G4-34	Report the governance structure of the organization, including committees of the highest governance body.	Governance
	G4-35	Report the process for delegating authority for economic, environmental, and social topics from the highest governance body to senior executives and other employees.	Governance
	G4-36	Report whether the organization has appointed an executive-level position or positions with responsibility for economic, environmental, and social topics, and whether post holders report directly to the highest governance body.	Governance
	G4-38	Report the composition of the highest governance body and its committees.	Governance
	G4-39	Report whether the Chair of the highest governance body is also an executive officer.	Governance
	G4-40	Report the nomination and selection processes for the highest governance body and its committees, and the criteria used for nominating and selecting highest governance body members.	Governance
	G4-41	Report processes for the highest governance body to ensure conflicts of interest are avoided and managed.	Governance
	G4-45	Report the highest governance body's role in the identification and management of economic, environmenta,l and social impacts, risks, and opportunities.	Governance
	G4-46	Report the highest governance body's role in reviewing the effectiveness of the organization's risk management processes for economic, environmental, and social topics.	Governance
	G4-48	Report the highest committee or position that formally reviews and approves the organization's sustainability report.	Governance
	G4-51	Report the remuneration policies for the highest governance body and senior executives.	Governance
	G4-52	Report the process for determining remuneration.	Governance

SECTION	DISCLOSURE #	DISCLOSURE COMPILATION ITEMS	PAGE #/ANSWER
Ethics and Integrity	G4-56	Describe the organization's values, principles, standards, and norms of behavior such, as codes of conduct and codes of ethics.	Governance
	G4-57	Report the internal and external mechanisms for seeking advice on ethical and lawful behavior and matters related to organizational integrity, such as helplines or advice lines.	Governance
	G4-58	Report the internal and external mechanisms for reporting concerns about unethical or unlawful behavior and matters related to organizational integrity, such as escalation through line management, whistleblowing mechanisms, or hotlines.	Governance

SPECIFIC STANDARD DISCLOSURES

CATEGORY	ASPECT	#	DISCLOSURE	PAGE #/ANSWER
Economic	Economic Performance	G4-EC1	Direct economic value generated and distributed.	Economic Engine
	Economic Performance	G4-EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change.	CDP Response
	Indirect Economic Impacts	G4-EC7	Development and impact of infrastructure investments and services supported.	Economic Engine
	Indirect Economic Impacts	G4-EC8	Significant indirect economic impacts, including the extent of impacts.	Economic Engine
	Procurement Practices	G4-EC9	Proportion of spending on local suppliers at significant locations of operation.	Supply Chain
Environmental	Materials	G4-EN1	Materials used by weight or volume.	Waste Management
	Materials	G4-EN2	Percentage of materials used that are recycled input materials.	Waste Management
	Energy	G4-EN3	Energy consumption within the organization.	Energy Efficiency
	Energy	G4-EN5	Energy intensity.	Energy Efficiency
	Energy	G4-EN6	Reduction of energy consumption.	Energy Efficiency
	Biodiversity	G4-EN11	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	Carbon Mitigation

CATEGORY	ASPECT	#	DISCLOSURE	PAGE #/ANSWER
Environmental	Biodiversity	G4-EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas.	Carbon Mitigation
	Biodiversity	G4-EN13	Habitats protected or restored.	Carbon Mitigation
	Emissions	G4-EN15	Direct greenhouse gas (GHG) emissions (Scope 1).	GHG Emissions
	Emissions	G4-EN16	Energy indirect greenhouse gas (GHG) emissions (Scope 2).	GHG Emissions
	Emissions	G4-EN18	Greenhouse gas (GHG) emissions intensity.	GHG Emissions
	Emissions	G4-EN19	Reduction of greenhouse gas (GHG) emissions	GHG Emissions
	Emissions	G4-EN21	NOx, SOx, and other significant air emissions.	GHG Emissions
	Effluents and Waste	G4-EN23	Total weight of waste by type and disposal method.	Waste Management
	Effluents and Waste	G4-EN25	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention.Annex I, II, III, and VIII, and percentage of transported waste shipped internationally.	Waste Management
	Effluents and Waste	G4-EN26	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the organization's discharges of water and runoff.	Carbon Mitigation
	Products and Services	G4-EN27	Extent of impact mitigation of environmental impacts of products and services.	Carbon Mitigation
	Compliance	G4-EN29	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.	Governance
	Transport	G4-EN30	Significant environmental impacts of transporting products and other goods and materials for the organization's operations, and transporting members of the workforce.	Eco Locomotives
	Overall	G4-EN31	Total environmental protection expenditures and investments by type.	Economic Engine Waste Management

CATEGORY	ASPECT	#	DISCLOSURE	PAGE #/ANSWER
Labor Practices and Decent Work	Employment	G4-LA1	Total number and rates of new employee hires and employee turnover by age group, gender, and region.	Workforce Snapshot
	Occupational Health and Safety	G4-LA5	Percentage of total workforce represented in formal joint management–worker health and safety committees that help monitor and advise on occupational health and safety programs.	Workplace Safety
	Occupational Health and Safety	G4-LA6	Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related fatalities, by region and by gender.	Workplace Safety
	Training and Education	G4-LA9	Average hours of training per year per employee by gender, and by employee category.	Workplace Safety
	Training and Education	G4-LA10	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings.	Training
	Diversity and Equal Opportunity	G4-LA12	Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity.	Workforce Snapshot
Society	Local Communities	G4-SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs.	Philanthropy
	Local Communities	G4-SO2	Operations with significant actual and potential negative impacts on local communities.	Community Safety
	Public Policy	G4-SO6	Total value of political contributions by country and recipient/beneficiary.	Stakeholder Engagement
	Anti-competitive Behavior	G4-SO7	Total number of legal actions for anti-competitive behavior, antitrust, and monopoly practices and their outcomes.	No legal actions in 2015

Exhibit D

Thoroughbred Code of Ethics

THE THOROUGHBRED CODE OF ETHICS

NORFOLK SOUTHERN CORPORATION



Ethics & Compliance

Lead, Inspire, Succeed



A Message from our Chairman & CEO



Jim Squires
Chairman, President and Chief Executive Officer

At Norfolk Southern, integrity is who we are and who we have been for more than 185 years. As we adapt to evolving markets and an ever-changing world, we must never forget that a steadfast commitment to fair and honest treatment of customers, investors, co-workers, and the communities we serve is the foundation of our long-running success.

Only by inspiring trust in the marketplace can we achieve our vision to be the safest, most customer-focused and successful transportation company in the world. As members of the Thoroughbred team, each of us has a stake in protecting the company's reputation and good name. That means the actions we take must reflect our SPIRIT Values and the standards of conduct outlined in our Thoroughbred Code of Ethics. In its pages you will find guidelines for behavior, questions and answers for situations you might encounter on the job, and resources to seek advice, report concerns, and make the right decisions.

As individuals and as a team, we work safely, serve customers to the best of our ability, and act as good stewards for our owners. We also uphold the core values that make us proud to say we work for Norfolk Southern. Through that shared commitment, we will ensure that our railroad remains one of the nation's premier freight transportation companies for the next 100 years.

Thank you for your commitment to make Norfolk Southern the best in the business.

Sincerely,



Our Vision

Be the safest, most customer-focused, and successful transportation company in the world


7512
7512

Our Creed

WE ARE RESPONSIBLE to our stockholders, customers, employees, and the communities we serve.

FOR ALL OUR CONSTITUENCIES, we will make safety our highest priority.

FOR OUR CUSTOMERS, we will provide quality service, always trying to reduce our costs in order to offer competitive prices.

FOR OUR STOCKHOLDERS, we will strive to earn a return on their equity investment that will increase the value of their ownership. By generating a reasonable return on invested capital, we will provide the security of a financially strong company to our customers, employees, stockholders and communities.

FOR OUR EMPLOYEES, our greatest asset, we will provide fair and dignified treatment with equal opportunity at every level. We will seek a talented, diverse work force and management with the highest standards of honesty and fairness.

FOR THE COMMUNITIES we serve, we will be good corporate citizens, seeking to enhance their quality of life through service, jobs, investment, and the energies and good will of our employees.

Contents

About The Thoroughbred Code of Ethics 6

Our Core Values 7

Using The Thoroughbred Code of Ethics 8

Ethical Decision Making Model 9

Asking Questions and Reporting Concerns 10

Non-Retaliation Policy 12

Safe Work Environment 14

Safety and General Conduct 15

Environmental Regulations 16

Drugs and Alcohol 18

Workplace Violence and Security 20

Support and Respect at Work 22

Equal Employment Opportunity 23

Harassment and Discrimination 23

Sexual Harassment 24

Diversity & Inclusion 25

Conducting Business with Integrity 28

Fair Competition 29

Antitrust 29

Correspondence and Communications 29

Gathering and Using Competitive Information 30

Participation in Trade Associations and Industry Committees 30

Conflicts of Interest 32

Gifts and Entertainment 33

Foreign Corrupt Practices Act 36

Business with the Government 37

Government Investigations 37

Ensuring Financial Integrity 40

Financial Records, Accounting, Internal Controls and Auditing 41

NS Purchase Card 41

Safeguarding Our Corporate Assets and Information 44

Use of Corporate Assets 45

Confidential Information 46

Securities Laws and Insider Trading 48

Information Security 49

Electronic Communications – Email and the Internet 51

Intellectual Property 52

Records Management 53

Representing Our Company with a Unified Voice 54

Communications with the Public 55

Political and Charitable Activities 56

Contacts 58

Index 60

About The Thoroughbred Code of Ethics

What is the purpose of The Thoroughbred Code of Ethics?

The Thoroughbred Code of Ethics (The Code) provides employees with a summary of Norfolk Southern's core values and the corporate policies and procedures that guide our business conduct and relationships with customers, shareholders, co-workers, and the communities we serve. It is the foundation of our corporate ethics and compliance program, which is overseen by the Ethics and Compliance Committee. Committee members include our chief executive officer, president, executive vice presidents, and vice president audit and compliance.

The Code explains general guidelines for behavior, provides questions and answers for situations you might encounter on the job, and lists resources you should contact for help with questions or concerns.

Every effort has been made to make The Code as thorough as possible. However, The Code cannot address every workplace situation, or list all of Norfolk Southern's policies, procedures, or rules related to workplace conduct. Use it as a reference for general guidance on appropriate business conduct.

Who must follow The Code?

The Code applies to all employees, officers, and directors of Norfolk Southern Corporation and its consolidated subsidiaries (excluding Norfolk and Portsmouth Belt Line Railroad Company). In The Code, "Norfolk Southern," "NS," and "Company" refer to the corporation and its subsidiaries. The use of "employees" includes every director, officer, and employee, whether agreement or nonagreement. The Code may also apply to other people who are working on Norfolk Southern's behalf or at our direction.

Waivers of The Code will be granted only in exceptional circumstances. Any waiver for a director or an executive officer must be made by the Board of Directors or by a committee of the Board and will be promptly disclosed to our shareholders. Any waiver of The Code for a nonexecutive officer or other employee must be made by our chief executive officer and will be promptly reported to the Audit Committee of the Board of Directors, no later than its next meeting.

What happens if The Code is violated?

Any violation of The Code by an employee will result in appropriate disciplinary action, up to and including termination of employment. Violations by nonemployees can result in termination of the business arrangement and barring the individual or company from Norfolk Southern facilities.

[1] References to corporate policies, procedures, rules, guides, or manuals are for employee reference only and are not part of The Thoroughbred Code of Ethics.

[2] Existing corporate policies, procedures, superintendents' bulletins, collective bargaining agreements, work rules, and other instructions or communications relating to your conduct continue in full force and effect.

Our Core Values

S

SAFETY

We put safety first by taking care of the people around us and following the rules.

P

PERFORMANCE

We are performance driven and committed to providing quality customer service. We act on facts and are accountable for results.

I

INTEGRITY

We do the right thing. We are open, fair, honest, and straightforward.

R

RESPECT

We believe in the importance of all of our stakeholders. We value the ideas and beliefs of co-workers.

I

INNOVATION

We constantly seek new ideas and creative solutions to business challenges.

T

TEAMWORK

We believe that working together always produces the best results.

Our SPIRIT Values are a fundamental part of everything we do at Norfolk Southern. Located at the bottom of each section page is a SPIRIT key. The values that best represent each section are circled for quick reference.

Ⓢ Safety Ⓟ Performance Ⓘ Integrity Ⓡ Respect Ⓘ Innovation Ⓣ Teamwork



Using The Thoroughbred Code of Ethics

Using The Thoroughbred Code of Ethics

What is expected of me?

Norfolk Southern expects you to lead by example:

- Know the rules governing your work and follow those rules.
- Ask questions when in doubt.
- Report questionable conduct by others.

How do I use The Code?

- Read through the entire Code.
- Think about how The Code applies to your duties at Norfolk Southern. Consider situations you might encounter and think about how to act to comply with The Code.
- If you have trouble resolving an issue or have difficulty understanding NS policy, help is available. The "Asking Questions and Reporting Concerns" section on the following page lists available resources.
- Keep a copy of The Code handy for future reference.
- Use the Q&A sections to help clarify situations similar to those you might experience.

Remember that these examples cannot address all situations.

Ethical Decision Making

How can The Code help me make ethical business decisions?

Making business decisions can often be complex. Sometimes, a law or policy clearly dictates your response. The Code provides guidance for situations that are less clear.

When faced with a decision, ask yourself these questions about the action you are considering:

- Is it legal?
- Does it comply with NS policy and values, including The Code?
- How will it affect others – our customers, competitors, other employees, NS?
- How would you feel if your decision was published in the newspaper?
- Should you ask for help before acting?

Asking Questions and Reporting Concerns


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Asking Questions and Reporting Concerns

As a Norfolk Southern employee, you have a responsibility to seek advice when you have a question or concern. If you suspect wrongdoing, including theft, fraud, or other violation of NS policies or the law, please report your concerns immediately.

These resources are here to help:

- Your Supervisor: He or she knows you and your job and is usually in the best position to help if you have a question or concern. You can also contact a higher level manager within your department.
- Corporate Resources: Several departments at Norfolk Southern serve as subject matter experts and can be contacted directly with your question or concern. A list of these departments and their contact information is listed under Contacts (page 59) at the back of The Code.
- Ethics & Compliance Hotline (800) 732-9279: If contacting a supervisor or a higher level manager is not practical, or if you're not sure who to call, contact the Ethics & Compliance Hotline.

  The hotline is available 24 hours a day, 7 days a week. Hotline reports can be made anonymously. Reports also can be made using NS' online reporting form available at ethics.nscorp.com on the reporting concerns tab.

  - All reports to the hotline are reviewed by trained compliance investigators and treated confidentially. At times, hotline reports are passed along to other departments, including Human Resources and Law, for appropriate handling.
  - During an investigation of suspected violations, all employees must cooperate fully and truthfully so the matter can be properly investigated and resolved, with appropriate actions taken.

You can access the Ethics & Compliance Hotline 24 hours a day, 7 days a week to ask a question or share a concern.

Non-Retaliation Policy

Norfolk Southern will not tolerate any kind of retaliation. You must not retaliate against any employee who reports, in good faith, what he or she believes is a violation of law, rule or regulation, NS policy, or The Code. Also, you must not retaliate against any employee who refuses to participate in an activity that he or she believes, in good faith, is a violation of law, rule or regulation, NS policy, or The Code.

Examples of retaliation (when any of these actions are taken because the employee reported an alleged violation or refused to participate in a violation) are outlined below:

- Firing or suspending
- Transferring to a less desirable position
- Giving a negative performance review
- Coercing or punishing an employee in any other way

Federal laws and some state laws also prohibit retaliating against an employee who engages in protected conduct. Under the Federal Railroad Safety Act, protected conduct includes, but is not limited to, reporting in good faith:

- Conduct that an employee reasonably believes violates a federal law, rule, or regulation relating to railroad safety or security
- A work-related injury or illness
- A request for medical or first-aid treatment by an employee injured while working

Other examples of protected conduct include, but are not limited to, taking FMLA or military leave and requesting an accommodation. Any employee who violates our non-retaliation policy will be subject to disciplinary action, up to and including termination of employment. In addition, the employee could potentially face personal civil liability to the employee retaliated against.





Safe Work Environment

Safe Work Environment

Norfolk Southern is committed to being the safest, most customer-focused, and successful transportation company in the world. As such, all employees must be provided a safe, supportive workplace where employees recognize peers who perform their work safely and actively coach each other when risky behavior is observed. Safety is a shared value at Norfolk Southern: all employees are responsible for creating and maintaining a safe work environment.

Safety and General Conduct

Safety is Norfolk Southern's top priority. Our *Safety and General Conduct Rules* have evolved from the experience of many people on many railroads over many years. We must be familiar with and obey these rules.

No one should be exposed to unnecessary hazards and risks. As a Norfolk Southern employee, you are personally accountable for your actions on the job.

Remember:

- All injuries can be prevented.
- All exposures can be safeguarded.
- Prevention of injuries and accidents is the responsibility of each employee.
- Training is essential for good safety performance.
- Safety is a condition of employment.
- Safety is good business.

Safety and General Conduct Q & A

"We had a small accident in the yard not long ago, but no one was injured. Do we need to report this incident?"

Yes. Every incident, no matter how small, must be reported. In addition to being tracked to meet regulatory requirements, these incidents can be used to identify safety issues and trends, and therefore prevent serious injury in the future.

"What should I do if my supervisor asks me to disregard a safety rule in order to get a high priority job done on time?"

You should not do anything that would place you or others in danger and to the extent your supervisor does not support this, contact a higher level manager or the Ethics & Compliance Hotline at (800) 732-9279.

Who to Contact:
Report behavior that violates our *Safety and General Conduct Rules* or otherwise endangers people or property to your supervisor. If contacting your supervisor or a higher level manager is not practical, contact the Ethics & Compliance Hotline at (800) 732-9279.

Policy Reference:
Safety and General Conduct Rules
Corporate Policy 211: Safety and Health
Corporate Procedure 403.1: Report of Personal Injury, Fatality, or Occupational Illness

Environmental Regulations

Norfolk Southern is committed to protecting the quality of the environment. Our goal is to comply with the letter and the spirit of all federal, state, and local laws, regulations, and permits that protect the environment.

All NS employees are responsible for understanding and responding appropriately to potential environmental problems and for complying with applicable environmental laws. Your commitment and involvement is needed to meet our environmental quality goal. Non-compliance may subject you and Norfolk Southern to civil and criminal penalties. We must always make the responsible choice and protect the environment.

The Four Simple Rules:

1. Don't dump, bury, or burn anything
2. Minimize waste
3. Report and manage all spills
4. When in doubt, call for help

Environmental Regulations Q & A

I am on my facility's environmental compliance team and need to conduct and document weekly inspections. My other responsibilities sometimes interfere with my ability to conduct these inspections and to fill out the required inspection form. Can I sign inspection forms done by other employees if they do the inspections for me? It may take a while for these other employees to get the completed forms to me. Can I date my signature to coincide with the date of the inspection?

No. Environmental inspection forms MUST never contain any inaccurate information.

- **The person identified as the inspector must be the person that actually conducts the inspection.**
- **The date of the inspection and the date of the signature must be accurately provided.**
- **Never provide an inaccurate inspector name, date, or signature. That is fraud and it subjects you and Norfolk Southern to possible criminal violations and prosecution.**
- **Speak to your supervisor to ensure appropriate personnel can conduct these inspections and complete the required paperwork, as required by regulation.**
- **Keep in mind that employees conducting these inspections must also attend the annual Clean Water Act (CWA) training conducted for your facility.**

Who to Contact:
To report environmental concerns, including emergencies, on Norfolk Southern's property contact the Police Communication Center at (800) 453-2530.

If you have questions about whether your action or the actions of others complies with NS' environmental policy or the law, contact your supervisor or the Law Department at (757) 629-2755.

Policy Reference:
Safety and General Conduct Rules – Rules S, GR-20
Corporate Policy 209/Procedure 209.1: Environmental Quality
Our World Our Choice Reference Manual

Drugs and Alcohol

A workplace free of substance abuse is vital to the health and safety of employees and to maintaining the trust and confidence of our customers. Norfolk Southern and its railroad subsidiaries do not permit the employment of persons who use drugs that may impair sensory, mental, or physical functions. Substance abuse – the prohibited use of drugs or alcohol – is a safety risk, negatively affecting work performance and attendance.

NS DARS

Norfolk Southern's Drug and Alcohol Rehabilitation Services (DARS) program helps employees and their families with abuse or addiction problems. It is a voluntary program, designed to help employees identify and resolve a drug or alcohol problem through proper treatment, resulting in improved health, quality of life, and productivity.

Drugs and Alcohol Q & A

On occasion my supervisor has returned from lunch with alcohol on his breath and appearing to be intoxicated. What should I do?

Reporting for duty under the influence of alcohol violates Rule G and is a risk to safety. You should contact a higher level manager or the Ethics & Compliance Hotline to report this situation. If the situation presents an immediate safety risk, contact another supervisor in your department or the Police Communication Center.

I have a substance abuse problem. What is going to happen to me if someone finds out? Will I get fired?

DARS' voluntary referral program is available to all employees. The DARS policy states:

- "An employee who voluntarily requests help from the DARS program prior to the time that he or she violates the company's rules with respect to alcohol or drugs may do so without jeopardizing his or her employment. Such employee will, to the extent necessary for treatment and rehabilitation, be granted unpaid leave."
- An employee's voluntary participation in DARS is confidential; however, confidentiality is waived if the employee ceases to cooperate in treatment or later violates the company's rules.


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Who to Contact:
If you are concerned about the use of prohibited substances, contact your supervisor or call the Ethics & Compliance Hotline at (800) 732-9279. If there is an immediate safety risk, contact the Police Communication Center at (800) 453-2530. You may also contact DARS at (800) 552-2306 x 2447.

Policy Reference:
Safety and General Conduct Rules – Rule G
Safety and General Conduct Rules – Policy on Alcohol and Drugs
Safety and General Conduct Rules – DARS Program
Corporate Policy 211: Safety and Health

Workplace Violence and Security

To preserve employee safety and security, Norfolk Southern will not tolerate acts or threats of violence in physical, written, electronic, or verbal form. In addition, NS prohibits employees from having loaded or unloaded firearms in their possession while on duty, on Company property or occupying facilities provided by the Company. The only exceptions apply to security and forestry officers who are authorized to use firearms while performing their jobs, employees who have written permission from the head of the Norfolk Southern Police Department, or where applicable law provides otherwise.

In many cases, abusive, erratic, or hostile words and actions are the first sign of more serious violent behavior. Be alert for: substance abuse; increased absenteeism; depression and withdrawal; verbal abuse to co-workers and/or supervisors; noticeably unstable emotional responses; resistance or over-reaction to changes; escalation of domestic problems; and, increased unsolicited or threatening comments about weapons or violence.

Situational awareness contributes to a safe work environment. We must each heighten our awareness, alertness, and commitment and do our share to improve safety and security. Every NS employee is part of the security team. You know who belongs in your office, on your train, on the right-of-way, and in or around restricted areas. If someone or something seems suspicious, take the time to report it to your supervisor or the NS Police.

Workplace Violence and Security Q & A

I noticed someone walking around the office that I've never seen before. They seemed out of place. What should I do?

Calmly approach the person and try to determine whether they have a business need to be there. If they don't, arrange to have them escorted off the property. As always, use good judgment, and do not place yourself at risk by confronting a stranger. In these cases, call the Police Communication Center.

In our yard's parking lot I saw a couple arguing near their car. What should I do?

If you see or hear any act that involves actual threats or violence, call 911 immediately. Then, contact your supervisor and the Police Communication Center. Do not confront the person making the threat unless you believe it is absolutely necessary.

Who to Contact:
Report behavior that threatens the safety or security of employees or property to your supervisor or the Police Communication Center at (800) 453-2530. If the situation involves threats or violence, contact 911 immediately. Then, contact your supervisor and the Police Communication Center. If you see an unfamiliar person or questionable situation, ask questions or call the Police Communication Center.

Policy Reference:
Safety and General Conduct Rules – Rule GR-12
Corporate Policy 211: Safety and Health
Corporate Policy 322: Workplace Violence

Support and Respect at Work


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Support and Respect at Work

Norfolk Southern is dedicated to providing equal employment opportunity and a safe, supportive work environment. Employees are expected to treat co-workers, customers, suppliers, and competitors fairly and with sensitivity and professionalism.

Equal Employment Opportunity

Norfolk Southern complies with all applicable laws, regulations, and executive orders concerning equal opportunity and nondiscrimination. Our employees are hired, trained, paid, assigned, disciplined, and promoted based on qualifications and performance, regardless of race, religion, color, national origin, gender, age, status as a covered veteran, sexual orientation, gender identity, the presence of a disability, genetic information, or any other legally protected status not related to a person's ability to do a job. We make reasonable accommodations for employees with physical or mental disabilities.

NS' commitment to equal treatment and opportunity goes beyond mere compliance with civil rights legislation. Through affirmative action, we make every effort to comply fully with the spirit of equal employment opportunity.

Harassment and Discrimination

Norfolk Southern strives to provide a work environment free from offensive behavior directed at a person's race, religion, color, national origin, gender, age, veteran status, sexual orientation, gender identity, disability, genetic information, or any other legally protected status.

Our policy strictly prohibits such conduct. Anyone engaged in harassment will be subject to appropriate disciplinary action, including termination. Anyone who believes they are being harassed by an employee, supervisor, customer, or contractor should immediately report the behavior to their management supervisor – if the supervisor is not the subject of the complaint – or to the EEO staff.

Sexual Harassment

The Equal Employment Opportunity Commission defines sexual harassment as any unwelcome sexual advance, request for sexual favors, or other verbal or physical conduct of a sexual nature when:

- Submission to such conduct is made either explicitly or implicitly as a term or condition of an individual's employment;
- Submission to or rejection of such conduct is used as the basis for employment decisions; or
- The conduct unreasonably interferes with an individual's work performance or creates an intimidating, hostile, or offensive work environment.

Sexual harassment is not always overt or deliberate. In many cases, it is subtle. Even innocent or unintentional behavior may constitute harassment. Examine your own actions. Be sure you understand that certain seemingly harmless actions could have a negative effect on others. Anyone engaged in sexual harassment will be subject to appropriate disciplinary action, up to and including termination.

Support and Respect at Work Q & A

One of my co-workers has a sexually explicit photo inside his tool box. When I complained to my supervisor he said I was "too sensitive" and said it was okay because there were no women working our shift. What can I do?

Offensive or sexually explicit materials in view on NS property could be considered a "hostile work environment." Report the incident to the EEO Helpline or staff.

Some of my co-workers make comments about the race or sexual orientation of other employees. The other employees don't complain but it makes some of us feel uncomfortable. What can I do?

These kinds of comments are not appropriate in our work environment and violate our commitment to a harassment-free workplace. Speak to your supervisor or contact the EEO Helpline or staff.

Who to Contact:
Employees are required to report any equal employment opportunity problems to their supervisor (management only – it is not sufficient to report concerns to union represented employees). The employee must report the problem to NS' EEO office if the management supervisor is unavailable, the supervisor is part of the problem, the employee is uncomfortable reporting the problem to the management supervisor, or the employee is dissatisfied with the management supervisor's handling of the situation.

A toll-free, voice-response EEO Helpline is available around the clock at (888) TALKEEO or (888) 825-5336 or you may send an email to eeonorf@nscorp.com.

Policy Reference:
Safety and General Conduct Rules – Rule GCR-1
Corporate Policy 305: Equal Employment Opportunity
Corporate Procedure 305.1: Collection and Maintenance of Employee Medical Records
Corporate Procedure 305.2: Equal Employment Opportunity Process
Corporate Policy 311/Procedure 311.1: Accessibility of Corporate Facilities to Individuals with Disabilities
Corporate Policy 305.3: Accommodating Employees and Applicants with Physical or Mental Impairments

Diversity & Inclusion

Diversity is the collective mixture of similarities and differences that impact Norfolk Southern's workforce, workplace, and marketplace. Our Chairman and Chief Executive Officer Wick Moorman has stated: "Some people think of diversity as having to do only with race, gender, religion, and nationality. But it goes far beyond that to define the perspectives that we all bring to our jobs. Increasingly, our company performs on a world stage, and in this highly competitive environment we need to keep a broad range of opinions and outlooks if we are to deliver for our shareholders, shippers, and employees."

Inclusion at Norfolk Southern is about creating an environment in which employees can do their best work through a shared sense of belonging, mutual respect, personal value, supportive energy, and commitment. Inclusion is represented by an employee-supportive workplace where equitable opportunity exists for all to participate and contribute to the company's success and their own personal success.

Our Principles of Diversity and Inclusion:

- Diversity and Inclusion are achieved through respect for others.
- Diversity and Inclusion work best when everyone participates.
- Diversity and Inclusion foster creativity and innovation.
- Diversity and Inclusion are critical business assets.

NS President Jim Squires states: "A culture of diversity and inclusion is critical to the success of Norfolk Southern. Only by marshaling the creativity, ingenuity, and energy of all of our employees can we hope to prevail in a changeable and competitive business environment."

At Norfolk Southern, we strive for an environment in which everyone is treated fairly and with respect, in which everyone is recognized and rewarded based on their unique abilities and contributions, and in which everyone has equal opportunity for growth and advancement. Diversity and Inclusion help us achieve the full potential of all our employees. This leads to increased job satisfaction, creativity, innovation, productivity, and safety, which contribute to the company's growth and profitability.

Diversity and Inclusion Q & A

How does Norfolk Southern expect me to incorporate diversity and inclusion into my everyday work?

As you go about your daily activities, you should ask yourself how you can use diversity and inclusion to achieve better business outcomes. Keep diversity and inclusion in mind as you form problem-solving teams and use it as a tool as you identify opportunities, develop objectives, and execute our business plans.

A co-worker likes to call me a nickname, which I consider to be offensive, and make remarks about my ability to do my job. I know I'm not as experienced as he is, but I feel put down. Is his behavior acceptable?

Your co-worker's behavior is inconsistent with our commitment to diversity and inclusion. By making these remarks, he's missing the opportunity to set an example of professional behavior, share his experiences, and learn from you.

Who to Contact:
E-Mail questions concerning diversity and inclusion to diversity@nscorp.com.


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Conducting Business with Integrity

Conducting Business with Integrity

Norfolk Southern is committed to complying with all applicable federal, state, and local laws and regulations. Norfolk Southern has a responsibility to deal fairly with customers, suppliers, and competitors. To do so, we must conduct our business with fairness, honesty, respect, and good judgment. In all dealings, our integrity must remain intact and unquestioned.

Fair Competition

At Norfolk Southern, we must conduct the purchase or sale of NS goods, services, or property in a factual, honest, informative way, and in compliance with all laws and requirements. We will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Antitrust

Antitrust laws were enacted to promote free and fair competition. These laws regulate what Norfolk Southern and its employees can do when acting alone or with our competitors. Antitrust laws prohibit conduct that goes beyond fair competition and is designed to harm a competitor, drive a competitor out of business, or prevent new competition. Antitrust laws also prohibit agreements among competitors that lessen competition between them, such as agreements to fix prices or allocate markets. While we are expected to conduct business in ways that enhance Norfolk Southern's competitiveness, we must abide by the principles of fair play.

Violations of antitrust laws, whether deliberate or accidental, expose our company and employees to serious civil or criminal penalties or lawsuits. Individuals found guilty of antitrust violations face jail time and fines, while companies found guilty face fines and large financial settlements to injured parties.

Our *Antitrust Compliance Guide* identifies general policies that are designed to minimize the risk of an antitrust violation. It should be used as a resource by employees who regularly interact with our competitors, customers, or suppliers.

Correspondence and Communications

A government agency or private plaintiff can require that virtually all material relating to an alleged antitrust violation, including written and electronic communications, be produced in litigation. It is important to avoid careless, overstated, or emotional communications, which may convey an impression of unlawful activity where none exists and invite needless antitrust action against Norfolk Southern and individuals.

Gathering and Using Competitive Information

Information about the prices and services of a competitor can be obtained from public sources and third parties without causing antitrust problems. For example, it generally is permissible to obtain information about a competitor's prices and services from a customer in order to offer effective competition; however, it would be improper to arrange with a customer to pass information between Norfolk Southern and any of its competitors.

Exchanges of information among competitors might be lawful, but they must be evaluated on a case-by-case basis with NS' Law Department. Exchanging price information among competitors for competing services should always be avoided because an illegal agreement to set prices may be inferred. Disclosures of other types of information pertaining to competitive services, including cost data, traffic statistics, and service information must be evaluated in advance by the Law Department.

Participation in Trade Associations and Industry Committees

Trade associations and industry committees bring together competitors to discuss industry topics. While these groups play an important role in coordinating railroad service and disseminating information about developments of interest, they always pose risks under antitrust laws. Employees participating in these groups must be especially alert to antitrust problems and should discuss any concerns or questions with the Law Department.

Fair Competition/Antitrust Q & A

I am attending a trade association meeting next month. If approached by another railroad at the meeting, can I discuss with that carrier any price-related topics other than specific interline issues involving NS and that carrier?

No, these would not be appropriate topics for discussion with our competitors. You should never discuss contract awards, prices, bids, terms, or similar business information with employees of competing railroads.

Who to Contact:
Direct questions or concerns about antitrust issues to the Law Department at (757) 629-2755.

Policy Reference:
Antitrust Compliance Guide
Corporate Policy 213: Confidentiality of Transportation Contracts and Other Confidential Rate Quotations



Conflicts of Interest

A conflict of interest exists when an employee's personal interests interfere – or even appear to interfere – with the interests of Norfolk Southern. When a conflict of interest exists, it may influence the employee's judgment and cause business decisions to be made for personal benefit instead of for the benefit of NS.

If a conflict arises, we must act in the best interests of NS, making sure the conflict is reviewed and handled in an ethical manner.

A potential conflict of interest exists when:

- You (or a member of your immediate family, which is defined to include spouses, children, parents, siblings, in-laws, and certain other persons living in your home) own or have other material interests in a company that provides goods or services to, competes with, or is a customer of Norfolk Southern.
- You (or a member of your immediate family) consult with or are employed by any customer, lessor, contractor, supplier, or competitor.
- You (or a member of your immediate family) have been or are a party to a transaction that involved Norfolk Southern as a participant.
- You participate in activities outside Norfolk Southern that interfere with your ability to perform your job.
- You use knowledge, confidential information, or influence gained as a result of your employment for personal profit or financial gain for you or an immediate family member.

If you believe you have a conflict of interest, inform your supervisor to ensure the conflict is handled appropriately and ethically.

Conflicts of Interest Q & A

My sister-in-law is part owner of a company that has supplied materials to NS for many years. I was recently promoted and in my new position I have the authority to contract with her company for supplies. Is this a conflict of interest?

Yes. Even though your sister-in-law's company has a long-term relationship with NS, an appearance of a conflict will be created the next time her contract is up for renewal. In this case, the conflict could be resolved by having another employee, such as your supervisor, make the decision rather than you. Remember, you must disclose the potential conflict to your supervisor.

Who to Contact:
If you are faced with a potential conflict of interest or know of a conflict of interest involving another employee, speak to your supervisor, who will discuss the issue with your division or department head, or contact the Ethics & Compliance Hotline at (800) 732-9279.

Policy Reference:
Safety and General Conduct Rules – Rules GR-5, GR-6, GCR-5
Corporate Procedure 212.2: Code of Ethical Conduct for Senior Financial Officers
Corporate Procedure 212.3: Conflicts of Interest and Related Person Transactions

Gifts and Entertainment

Gifts and entertainment should never influence, or give the appearance of influencing, your ability to make business decisions that are in the best interests of Norfolk Southern. The gift or entertainment should be consistent with customary business practices, reasonably related to the business relationship, and not something that would damage NS' reputation if made public.

As a general rule, employees should not give, offer, receive, or solicit any gift to or from a customer, supplier, or other party doing or seeking to do business with Norfolk Southern, unless the gift has a nominal value or such offer or acceptance is determined to be in NS' best interest. Gifts of nominal value include such things as promotional items with a value clearly less than $100 per year from a single organization. Cash is never an acceptable gift to or from a customer, supplier, or other party doing or seeking to do business with Norfolk Southern. Cash equivalents such as a gift card may be acceptable; however, they are subject to additional review and must be approved by your department head.

To be in NS' best interests, the gift or entertainment must be legal and must not improperly influence your business judgment. As an example, accepting air transportation or overnight lodging is generally not acceptable; however, it could be determined in advance to be in Norfolk Southern's best interests if, for example, it involves traveling to receive a customer award on behalf of Norfolk Southern.

We also must make sure that entertainment or hospitality provided by Norfolk Southern or provided by others to our employees does not compromise Norfolk Southern. Ordinary social amenities, such as a meal or refreshments, are acceptable if their value and frequency are not excessive. Both the person offering and the person accepting the entertainment or hospitality must be present.




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Gifts and Entertainment Q & A

I purchased work supplies at a retail store using my NS Purchase Card and in exchange they gave me a promotional store credit (rebate, gift card, etc.) to be used during a future purchase. Can I keep this reward for my own personal use?

No. These promotional rewards should be discussed with your department head and if determined that acceptance of such gifts is in the company's best interest, the reward must be used for future company-related purchases.

The owner of a trucking company who provides services to us all the time offered me two box seats to a weekend baseball game. Can I accept this offer?

NS does not encourage acceptance of sporting event tickets as part of maintaining business relationships with suppliers, particularly tickets in high demand such as the World Series or Super Bowl.

However, the offer may be accepted if the owner is in attendance at the event and if, in advance, you and your department head determine that your attendance furthers the business relationship without improperly influencing your decisions about NS' business with the trucking company.

Who to Contact:
If you are asked to make or accept a gift or payment, report all relevant circumstances to your supervisor. If you are unsure whether a gift is of nominal value or otherwise complies with company policy, contact the Ethics & Compliance Hotline at (800) 732-9279 for guidance.

Policy Reference:
Corporate Procedure 212.3: Conflicts of Interest and Related Person Transactions
Corporate Procedure 212.5: Gifts to Government Representatives and Labor Officials
Corporate Procedure 219/Procedure 219.1: Foreign Corrupt Practices Act
Corporate Policy 502: Business Travel and Entertainment Expenses
Corporate Procedure 502.1: Reimbursement of Business Travel and Entertainment Expenses
Business Travel and Entertainment Guidelines

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (FCPA) prohibits U.S. companies and their employees from offering to pay, promising to pay, making payment, or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. Simply put, it is illegal to provide or offer money or provide or offer a gift to a foreign official in order to "get the business" – even if this is considered a normal or acceptable way of doing business in that country. Impermissible payments and gifts can include entertainment and charitable donations.

Any employee or agent of our company involved with foreign transactions or activities must comply with the FCPA. When setting up transactions with foreign agents, do a background check or other due diligence to assess their reputation for honesty, integrity, and quality.

The FCPA also requires all publicly owned companies to maintain records that accurately reflect the transactions of the company. This provision is designed to prevent a company from hiding illegal payments through false or mislabeled entries in the company's books and records.

Foreign Corrupt Practices Act Q & A

My department negotiates with several foreign companies, but we do not deal with foreign governments; do I need to be concerned about FCPA?

Yes. Many foreign companies are owned at least in part by the government of their home country, which could make the employees "foreign officials" under FCPA. If you intend to provide gifts, hospitality, etc. to representatives of foreign companies (that are otherwise consistent with NS policies), contact the Law Department first.

Who to Contact:
If you have questions concerning international transactions, governmental transactions, or if you are asked to make a payment to facilitate or expedite a transaction, contact the Law Department at (757) 629-2755.

Policy Reference:
Corporate Procedure 212.5: Gifts to Government Representatives and Labor Officials
Corporate Policy 219/Procedure 219.1: Foreign Corrupt Practices Act

Business with the Government

Special regulations and reporting requirements apply when we do business with the government. We must ensure that we comply with these requirements, including any federal, state, and local laws and regulations that govern contract awards and procurement. Violations of procurement laws can result in criminal and civil penalties and the loss of the ability to do further business with the government.

In addition, no funds, gifts, or corporate assets should be offered to any government official or employee (including foreign officials) except when permitted by law and authorized by the Law Department. These rules apply equally to companies or individuals who act as intermediaries or facilitators for a government entity.

Bribery is a federal crime, and prosecution does not require proof of your intent to influence an official act. As a general rule, never give, offer, or promise anything of value to a government official to influence any official act or otherwise violate the law.

Government Investigations

It is important for Norfolk Southern to cooperate with government investigations or inquiries. If you believe that a government investigation or inquiry is in progress, make sure that an appropriate supervisor and the Law Department is aware of the investigation. It might be necessary to contact the Law Department, especially when the investigation involves non-routine requests. The Law Department can then coordinate the investigation to ensure that we protect NS' legal rights and respond adequately and completely to the government's requests.

This policy is not meant to prevent an employee from disclosing information to the government when required by law or when an employee has reason to believe that the information discloses a violation of, or noncompliance with, the law.

Government Investigations Q & A

A Federal Railroad Administration (FRA) inspector is in my area. What should I do if I am approached and asked a question by the inspector?

FRA inspectors routinely visit NS to conduct investigations. However, as with all government investigations, NS prefers that these inspectors be accompanied by an NS supervisor. You should take direction from your supervisor, but be cooperative with the inspector and answer any questions asked truthfully and completely.

A government inspector from an agency that I wasn't familiar with arrived in my area and started asking me questions. What should I do?

NS cooperates fully with any government investigation. However, it is normal to ask an inspector to wait until NS' responsible supervisor is present to conduct a visit. Make the inspector comfortable and provide him or her with any required safety equipment. Then contact your supervisor and the Law Department because of the non-routine nature of this visit.

Who to Contact:
If you are subpoenaed or contacted in any way by a government investigative agency concerning a Norfolk Southern matter, contact an appropriate supervisor before responding. If the investigation involves an EEO matter, contact EEO at (888) 825-5336. For other non-routine matters, contact the Law Department at (757) 629-2755 before you respond.

Policy Reference:
Safety and General Conduct Rules – Rule GCR-2
Corporate Procedure 210.1: Handling Legal Process
Corporate Procedure 305.2 (Section II): Equal Employment Opportunity Process


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Ensuring Financial Integrity

Ensuring Financial Integrity

Accurate financial records are critical to meeting our obligations to investors, employees, suppliers, and other stakeholders. They also are required for compliance with tax and financial laws and regulations.

Financial Records, Accounting, Internal Controls, and Auditing

Our financial records must be maintained properly to comply with legal requirements and our company's internal controls. Employees are responsible for reporting and recording information promptly, accurately, completely, and honestly. No financial entry or disclosure should disguise or incorrectly characterize the true nature or monetary impact of any financial transaction in a financial report. Sign only those documents that you believe are accurate and truthful.

Laws levy stiff penalties for inaccurate records or for destroying documents with mandated retention periods. Noncompliance with these laws or regulations is often made public, which results in negative publicity that damages relationships and causes irreparable harm to a company's reputation.

NS Purchase Card

Many employees have been issued an NS Purchase Card to make it easier to legitimately purchase company materials and selected services. The card is not to be used to purchase materials or services in excessive quantities, at excessive prices, or for personal use. Card holders are responsible for the card, its use, and timely and accurately reviewing and approving transactions. Lost or stolen cards should be reported immediately.

Financial Records and the NS Purchase Card Q & A

I have seen co-workers engaging in fraudulent transactions with local suppliers. Some employees accept gifts from suppliers in return for purchasing goods using their NS Purchase Card. I have reported the matter to my supervisor but nothing seems to have changed. What should I do?

Contact a higher level manager or the Ethics & Compliance Hotline.

I accidentally used my NS Purchase Card when I was in the grocery store last week. I know it's meant for company expenses only. What can I do?

You should promptly contact your supervisor and explain the situation. Your supervisor will arrange for you to repay expenses associated with the inadvertent misuse of the Purchase Card.

Who to Contact:
If you have questions or concerns about financial records, including the NS Purchase Card, contact your supervisor or the Ethics & Compliance Hotline at (800) 732-9279. Report concerns or complaints about Norfolk Southern's financial reporting, accounting, internal controls, or auditing matters immediately.

Policy Reference:
Corporate Procedure 212.2: Code of Ethical Conduct for Senior Financial Officers
Corporate Policy 212A/Procedure 212A.1: Reporting Concerns and Complaints Regarding Accounting, Internal Controls, and Auditing Issues
Corporate Policy 500: Purchasing and Material Control
Corporate Procedure 500.2: Purchase/Procurement of Materials and Services (Section I)
Corporate Policy 501/Procedure 501.1: Approval of Payable Documents
Corporate Policy 504/Procedure 504.1: Billing
Purchase Card Guidelines and Instructions
Purchase Card Guidelines for Internet Purchases


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Safeguarding Our Corporate Assets and Information

Safeguarding Our Corporate Assets and Information

To protect our corporate assets and information, we all must work together. Our actions could make the difference between keeping the assets secure and intact or allowing them to be altered, stolen, or destroyed.

Use of Corporate Assets

Corporate assets – including time, equipment, proprietary information, intellectual property, and supplies – are intended to help employees achieve legitimate business goals. Employees are expected to handle corporate assets and information with integrity, responsibility, and confidentiality.

Personal use of company telephones, computers, and other related equipment is allowed if the use is within reason and not abused, does not promote a personal benefit, does not promote any illegal activity, and does not interfere with job performance.

Company business opportunities also are corporate assets and should be used only to advance the interests of Norfolk Southern. You may not take personal advantage of business opportunities that come to you through the use of corporate property, corporate information, or your position at Norfolk Southern.

Corporate Assets Q & A

I saw a co-worker, who is also a friend of mine, steal supplies from the yard. Although he is a friend, I don't like the fact that he is stealing from NS. What can I do?

While this person is a friend, you owe it to yourself and NS to contact your supervisor or the Ethics & Compliance Hotline.

I would like to borrow some tools from NS to tackle some projects at my home. Can I do this?

No. Company equipment, tools, and vehicles should not be used for personal home repair and maintenance.

Who to Contact:
If you have questions or concerns about the use of corporate assets, contact your supervisor or the Ethics & Compliance Hotline at (800) 732-9279.

Policy Reference:
Safety and General Conduct Rules – Rules L, GR-6, GR-23
Corporate Policy 207/Procedure 207.1: Employee Inventions and Patents
Corporate Procedure 212.2: Code of Ethical Conduct for Senior Financial Officers
Corporate Procedure 212.3: Conflicts of Interest and Related Person Transactions
Computer Compliance Guide

Confidential Information

Norfolk Southern's confidential records, files, data, and technical or proprietary information must be protected and only given or released to authorized employees who have a need to know the information.

Using confidential information you obtained as a result of your work at NS, either directly or indirectly, for personal benefit is prohibited. Improperly releasing confidential information also might violate antitrust regulations and federal securities laws regarding insider trading.

Examples of confidential company information include nonpublic statistics, reports, correspondence, records, and other materials such as information or data about business and financial plans; personnel or labor relations; processes, practices or designs; machinery and equipment; customers or suppliers; possible acquisitions or dispositions of assets; legal matters; and research activities.

Confidential information about NS employees also must be protected. Do not disclose any employee information, including social security number, compensation or other personal data, medical information, reasons for termination, or any other employment matter, except as permitted by company policy.

Confidentiality rules also apply to transportation contracts and rate quotations that are not publicly available and to information that could affect procurement negotiations or the relationship between Norfolk Southern and its suppliers.

Confidential Information Q & A

My supervisor has requested to see my medical records. Will NS allow him to see this information?

Personal information about your medical condition or history will not ordinarily be shared. The only personal medical records that will generally be shared are those that contain administrative information such as your ability to return to work after an illness or injury, or records related to an incident that led to an on the job injury. If you have concerns about the release of medical records, you can contact the Ethics & Compliance Hotline.





Sometimes suppliers or customers ask me specific questions about Norfolk Southern's business operations. I like to maintain good relations with these folks, but answering the questions means I would be divulging confidential information. Is this okay?

No. You may reveal confidential information only if the supplier or customer has signed a confidentiality or non-disclosure agreement and if the information is truly necessary and appropriate for the work they are doing. If you have questions, ask your supervisor or contact the Law Department.

Who to Contact:
If you have questions about the release of confidential information, ask your supervisor or contact the Law Department at (757) 629-2755. If you have concerns about the release of confidential information, contact the Ethics & Compliance Hotline at (800) 732-9279.

Policy Reference:
Safety and General Conduct Rules: Rules R, GCR-4
Corporate Policy 213: Confidentiality of Transportation Contracts and Other Confidential Rate Quotations
Corporate Policy 216/Procedure 216.1: Requests for Information from Financial Analysts and Investors
Corporate Procedure 305.1: Collection and Maintenance of Employee Medical Records
Corporate Policy 307/Procedure 307.1: Release of Employee Information
Fair Disclosure Guide

Securities Laws and Insider Trading

Material nonpublic information is information that has not been disclosed to the public and that a reasonable investor would consider important when deciding whether to buy or sell a security, such as a company stock or bond. "Insider trading" occurs when a person who is aware of material nonpublic (inside) information buys or sells securities or shares that inside information with another person who then buys or sells securities. This trading based on inside information is illegal under securities laws.

Material nonpublic information can include unpublished financial results involving earnings reports or projections, a dividend change, the addition or loss of a major customer, or a merger proposal.

You might acquire material nonpublic information about Norfolk Southern or other companies in the normal course of business, regardless of your position at NS. If you are aware of material nonpublic information, do not divulge it to others and do not engage in a transaction with a third party involving securities of Norfolk Southern. This includes a cashless exercise of a stock option or a change to an election concerning any Norfolk Southern stock fund under the company's 401(k) savings plans – TIP and TRIP.

Violations of securities laws expose both Norfolk Southern and its employees to serious civil and criminal penalties and lawsuits.

Securities Laws and Insider Trading Q & A

I am interested in working as a consultant for a type of company called an "expert network" that would connect me with investors interested in railroad stocks. I would share my knowledge of NS and the rail industry for compensation. They say they aren't going to ask that I share confidential information about NS. Can I do this?

It is illegal to disclose material, nonpublic information for compensation, and working as a consultant can often lead to this illegal activity. As discussed in the NS Fair Disclosure Guide, employees are prohibited from selectively disclosing material nonpublic (inside) information to any person outside the Corporation.

I happen to know about a deal that Norfolk Southern will soon be announcing. If I tell my cousin about this and he buys stock based on what I told him, could that be considered insider trading?

Yes, the rules on "inside" information apply if you buy or sell stock or if you give information to someone else who then buys or sells stock. In this case, both you and your cousin could be charged with violating federal securities laws.

Who to Contact:
If you are unsure about what is considered material nonpublic information or have questions or concerns about the use or release of this information, contact the Law Department at (757) 629-2755.

Policy Reference:
Corporate Policy 216/Procedure 216.1: Requests for Information from Financial Analysts and Investors *Fair Disclosure Guide*

Information Security

Information security is everyone's responsibility. Because security breaches can cause costly and embarrassing losses, information technology assets are intended for corporate business only. Each employee is responsible for keeping these assets confidential, available and secure and for preventing unauthorized use, modification, misappropriation, theft, disclosure, and destruction. Responsible incidental personal use is allowed as long as it is not excessive or offensive and does not interfere with job performance.




we STOP at RR CROSSINGS

We must protect our personal user IDs, passwords, tokens, and smart cards. Do not allow unauthorized people to use or access them. When terminals, computers, or workstations are left unattended, protect them from unauthorized use by logging off or locking the system. Additional information on Information Security can be found in the *Computer Compliance Guide*.

Electronic Communications – Email and the Internet

All electronic communications, including voice mail, email, and fax, are considered company property and might be monitored by authorized Norfolk Southern personnel. Do not use company electronic communications to send or receive material that violates this Code, such as harassing, offensive, or obscene messages or material. Do not use electronic communications, including blogs and internet chat forums, to misrepresent yourself or Norfolk Southern.

Do not access, download, store, or print material that is illegal, offensive, disrespectful to others, or that otherwise violates the *Computer Compliance Guide*. If you accidentally connect to a site that contains sexually explicit, racist, or other offensive material, immediately disconnect from the site.

NS reserves the right to terminate a user's internet access at any time, or to deny access to users who do not have a legitimate business need for such access.

Information Security and Electronic Communications Q & A

My supervisor asked me for my password because I am going to be on vacation. Can I give it to him?

No. There is no business reason that would require you to give your password to your supervisor (or anyone). Sharing your password also makes you responsible for anything that person does while using your passwords.

I have a lot of quiet time on my shift. I sometimes surf the Internet to pass the time. Is this acceptable?

Speak with your supervisor about your use of the Internet to ensure that it will not interfere with your job duties and is in compliance with company policy, including the *Computer Compliance Guide*.

Who to Contact:

Report any suspected information security violations to your supervisor, your departmental security point of contact (SPOC), the IT Help Desk at (404) 529-1527, or contact the Ethics & Compliance Hotline at (800) 732-9279.

Policy Reference:
Safety and General Conduct Rules – Rule GCR-6
Corporate Policy 205: Computer and Information Systems Security Policy
Computer Compliance Guide
Using Your Company Computer
Social Computing Guidelines

Intellectual Property

Intellectual Property (IP), including patents, trademarks, copyrights, and trade secrets, is a corporate asset. Legal protection of IP is based on NS taking reasonable steps to protect it. So as employees, we have a duty to safeguard Norfolk Southern's IP.

Software provided by NS on a computer is copyrighted, and must not be copied to another computer. All software installations must be supervised by a system administrator or by a departmental group assigned that function.

Our company respects the IP rights of others. All computer software must be properly licensed. Never knowingly purchase or use counterfeit goods on the company's behalf, no matter what the price advantage may be.

Intellectual Property Q & A

I have a home computer that I sometimes use to do company work. Is it okay to load software from my PC in the office on to my home computer?

License agreements for software vary significantly by vendor and product. Check with the PC/LAN group responsible for your work PC regarding the specific licensing agreements for your software. Also note that several of our major software vendors - including Microsoft and McAfee - have "Home Use" programs that provide software at little or no cost to the employee.

Who to Contact:
If you have questions about IP, such as whether you are permitted to use a certain name, logo, document, image, song, or video, or questions regarding an NS or third-party patent, contact the Law Department at (757) 629-2755.

Policy Reference:
Corporate Policy 204/Procedure 204.1: Corporate Identity Standards
Corporate Policy 205: Computer and Information Systems Security Policy
Computer Compliance Guide

Records Management

Government regulations and legal requirements dictate that certain company records be stored in specific ways and for specified time periods. These records include hard copies and electronic documents, such as emails. In an emergency, or during an investigation or lawsuit, Norfolk Southern must be able to quickly retrieve important records.

Norfolk Southern's records management procedure governs our record retention and destruction. Each of us is responsible for maintaining the records under our care until the retention period has ended. Records should then be destroyed as appropriate in accordance with the records management procedure.

At times, pending document destruction is put on hold to comply with internal or external requests. This generally is referred to as a "hold." Once the hold is lifted, the records should be destroyed as appropriate.

Records Management Q & A

What is a Records Retention Schedule?

A Records Retention Schedule is a tool that NS uses in order to guarantee that records are kept as long as legally and operationally required and that obsolete records are disposed of in a systematic and controlled manner.

Who to Contact:
If you are uncertain about how to store, archive, or destroy a company record, speak with your department's records coordinator or contact the Law Department at (757) 629-2755.

Policy Reference:
Corporate Policy 206/Procedure 206.1: Records Management

Representing Our Company with a Unified Voice



Representing Our Company with a Unified Voice

Norfolk Southern's communications with the public, whether written or verbal, must be uniform, timely, and accurate. We can achieve this only by speaking with one voice.

Communications with the Public

Only certain officers and employees of the Corporate Communications Department are permitted to communicate information about Norfolk Southern to the public or the media. If you receive oral or written questions from the news media about a company matter, including crisis situations, direct the matter to the Corporate Communications Department.

As a publicly traded company, Norfolk Southern has an obligation to avoid selective disclosure of material nonpublic information and to ensure that all members of the investment community have equal access to material information. To help meet this obligation, Norfolk Southern has identified a limited group of authorized spokespersons. Only these spokespersons are authorized to discuss NS matters with the investment community. If you receive oral or written questions from a financial analyst or investor and you are not an authorized spokesperson, direct the matter or the caller to Investor Relations.

Do not attempt to answer questions yourself.

If you will be speaking on NS' behalf at a conference or other event, refer to the Fair Disclosure Guide to determine if a review of your speech or presentation is necessary.

If you express a personal view in a public forum, such as a letter to the newspaper, do not use NS letterhead or email.

Communications with the Public Q & A

I would like to post some information to an online forum about the railroad industry. I really think I have a lot to add to the discussion. Is this allowed?

Employees should not use online bulletin boards, blogs, or chat forums to discuss Norfolk Southern business. If you mention the company, limit your comment to basic facts that you know are publicly available on our websites or in nonconfidential printed publications that have been distributed to audiences outside of the company.

I received a call from an industry magazine asking me to provide information on equipment maintenance. I am well-versed in this area and have the statistics at hand. What should I do?

You should contact the Corporate Communications Department and ask if they will allow you to speak on behalf of the company.

Who to Contact:
Media requests, including those involving requests for information on crisis situations, should be referred to the Corporate Communications Department at (757) 823-5204 or (757) 629-2713.

Requests for information from financial analysts or investors should be referred to Investor Relations at (757) 629-2861, unless the request involves a stockholder who needs assistance with stock certificates or enrollment in the Dividend Reinvestment or other similar plan. Those requests should be referred to the Corporate Secretary at (757) 629-2645.

Policy Reference:
Corporate Policy 208/Procedure 208.1: News Media Inquiries
Corporate Policy 216/Procedure 216.1: Requests for Information from Financial Analysts and Investors
Corporate Policy 401/Procedure 401.1: Crisis Communication
Fair Disclosure Guide
Social Computing Guidelines

Political and Charitable Activities

Norfolk Southern takes seriously its role as a corporate citizen. Company resources, both human and financial, have been committed to support communities where we operate. In many cases, the Norfolk Southern Foundation, which directs and implements our company's charitable giving programs, is involved.

No corporate funds or assets can be lent or contributed to any political party or organization, candidate, or elected public official, unless allowed by law and authorized by Norfolk Southern.

Examples of such unauthorized activities include:

- Contributions by an employee that are reimbursed by Norfolk Southern.
- Direct contributions by Norfolk Southern.
- Contributions in kind, such as lending employees to political parties or providing corporate assets for use in political campaigns.
- Indirect contributions by Norfolk Southern through suppliers, customers, or agents.

Federal and state laws govern Norfolk Southern's lobbying activities. These laws require that lobbying activities and expenses be reported regularly and in a prescribed manner. To ensure that NS complies with the law and is effective in its advocacy of public policy, only authorized employees may engage in lobbying on behalf of the company. For each calendar quarter, any employee who engages in research, preparation, planning, coordination, or other work intended for use in lobbying on behalf of NS must complete a form reporting time spent on such activities. The form is available from the administrator of political programs (politicalprograms@nscorp.com).

Political and Charitable Activities Q & A

My neighbor is running for office in a local election, and he has asked me to write an endorsement letter to be included in his campaign materials. I'm sure my letter would have more impact if I used Norfolk Southern letterhead. Is this acceptable?

No. While all Norfolk Southern employees may participate in all aspects of civic life, employees may not represent or imply representation of the company in any way unless officially designated to do so.

Who to Contact:
If you have questions about lobbing activities or whether your actions or the actions of others comply with NS policy on political contributions, contact politicalprograms@nscorp.com.

You may also contact the Law Department at (757) 629-2755.

Policy Reference:
Corporate Procedure 212.3: Conflicts of Interest and Related Person Transactions
Corporate Procedure 212.5: Gifts to Government Representatives and Labor Officials
Corporate Policy 218: Political Activities
Corporate Procedure 218.1: Lobbying
Corporate Policy 316/Procedure 316.1: Matching Gifts Program


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Contacts

Contacts

EEO Helpline:
(888) TALKEEO/(888) 825-5336/eeonorf@nscorp.com

Ethics & Compliance Hotline:
(800) 732-9279 or online form at ethics.nscorp.com

IT Help Desk:
(404) 529-1527/(800) 525-2360

Law Department:
(757) 629-2755

Police Communication Center:
(800) 453-2530

In order to be flexible and continue to adapt, Norfolk Southern might change, withdraw, add to, or suspend The Thoroughbred Code of Ethics at any time, with or without advance notice. NS will attempt to keep employees informed of these changes through written information, postings on the Ethics & Compliance website (ethics.nscorp.com), or other methods.

The Thoroughbred Code of Ethics is not intended to and does not create any rights in any employee, client, supplier, competitor, stockholder, or any other person or entity. It does not, in any way, constitute an employment contract or an assurance of continued employment.

INDEX

A

Accounting ... 41
Accurate records ... 41, 53
Age discrimination ... 23
Alcohol and drugs ... 18
Antitrust ... 29, 46
Antitrust Compliance Guide ... 29
Asking questions ... 11
Assets
  Safeguarding corporate ... 45-53
  Use of corporate ... 45
Authorized spokespersons ... 55

B

Bribes ... 36
Business with the government ... 37

C

Cash gifts ... 33
Charitable activities ... 56
Community activities ... 56
Communication, public ... 55
Corporate assets ... 45
Competitors ... 29
Computer Compliance Guide ... 51, 52
Computers
  Personal ... 45, 49, 52
  Software ... 52
Copyrights ... 52
Confidential information ... 46, 49
Conflicts of interest ... 32, 57
Contributions, political ... 56
Contacts ... 59
Core Values, Thoroughbred ... 7

D

DARS ... 18
Disability ... 23
Discrimination ... 23
Diversity & Inclusion ... 25
Donations, charitable ... 56
Drugs and alcohol ... 18

E

EEO Helpline ... 25, 59
Electronic communication ... 51, 53
Email ... 51, 53, 55
Employee records ... 46
Employment, outside ... 32
Entertainment and gifts ... 33
Equal Employment Opportunity ... 23
Ethical Decision Making ... 9
Ethics & Compliance Hotline ... 11
Expenses, travel and business ... 35

F

Facilitating payments ... 36
Fair competition ... 29
Fair Disclosure Guide ... 48, 49, 56
Family members,
  doing business with ... 32
Financial records ... 41
Financial integrity, ensuring ... 41
Firearms ... 20
Foreign Corrupt Practices Act ... 26
Fraud, reporting ... 11

G

Gender discrimination ... 23
Gifts and entertainment ... 33
Government business ... 36
Government investigations ... 37

H

Harassment ... 23
Hazardous materials ... 16
Help Desk, IT ... 51, 59
Helpline, EEO ... 25, 59
Hotline, Ethics & Compliance ... 11

I

IT Help Desk ... 51, 59
Industry committees
  and trade associations ... 30
Information
  Employee ... 46

Competitors ... 30
Confidential ... 46
Financial requests ... 55
Material nonpublic ... 48
Media inquiries ... 55
Safeguarding corporate ... 43-53
Security ... 51
Insider trading ... 48
Intellectual property ... 52
Internet ... 51
Investigations, government ... 37

L
Law Department ... 59
Lobbying ... 56

M
Material nonpublic information ... 48
Meals, accepting or offering ... 33
Media inquiries ... 55

N
NS purchase card ... 41
News media, inquiries ... 55
Nominal value, gifts ... 33
Nonpublic material information ... 48
Non-retaliation policy ... 12

O
Outside employment ... 32

P
Passwords ... 51
Patents ... 52
Personal computers ... 52
Police Communication Center ... 59
Political activities ... 56
Pricing information
Competitive ... 29
Confidentiality ... 46
Property, intellectual ... 52
Purchase card, NS ... 41

R
Racial discrimination ... 23
Records management ... 53
Religious discrimination ... 23
Reporting concerns ... 11
Resources ... 11, 59
Retaliation ... 12
Retention, documents ... 53

S
Safe work environment ... 12
Safety and general conduct ... 12
Securities laws ... 48
Security
Information ... 51
Workplace ... 20
Sexual harassment ... 23
Software, computer ... 40
Spokespersons, authorized ... 55
Stocks, buying or selling ... 48
Substance abuse ... 18
Suppliers, working for ... 32
Support and respect at work ... 23

T
Theft, reporting ... 11
Thoroughbred Core Values ... 7
Trade associations
and industry committees ... 29
Trademarks ... 52

U
Unfair business practices ... 29
Use of corporate assets ... 45

V
Values, Thoroughbred Core ... 7
Veteran status, discrimination ... 23
Violence, workplace ... 20

W
Waivers ... 6
Workplace violence and security ... 20

Ethics & Compliance Hotline
(800) 732-9279







NORFOLK SOUTHERN®

Three Commercial Place | Norfolk, Virginia 23510 | www.nscorp.com

Exhibit E

Finance and Risk Management Committee Charter

NORFOLK SOUTHERN CORPORATION

CHARTER
OF THE FINANCE AND RISK MANAGEMENT COMMITTEE
OF THE BOARD OF DIRECTORS

Committee's Role and Purpose

The Finance and Risk Management Committee is a standing committee, the chair and members of which are appointed annually by the Board of Directors. The Committee establishes procedures and acts by majority vote when at least a quorum is present or without meeting by unanimous written consent. As authorized by the Board of Directors, the Committee shall:

- oversee the Corporation's capital structure;
- review and evaluate the Corporation's tax and treasury matters and financial returns of transactions; and
- assist the Board in its oversight of the Corporation's risk management.

Principal Committee Duties, Responsibilities and Powers

Among the Committee's principal powers and authorities are the following:

1. **In consultation with the chief financial officer of the Corporation, oversee the Corporation's capital structure.** To the extent it deems appropriate, the Committee shall:

- oversee the structure of the Corporation's long-term debt and the mix of long-term debt and equity in the Corporation's capital structure;
- evaluate and approve, as appropriate, strategies to manage the aggregate interest burden of the Corporation, including, without limitation, refinancing all or portions of such debt, allocating portions of such debt between fixed and floating interest rates and utilizing hedging, arbitrage and/or other similar transactions;
- when the Board of Directors is in session, review and recommend for approval by the Board of Directors the dividend policy and the declaration of dividends or other forms of distributions on the Corporation's stock;
- review and recommend for approval by the Board of Directors the repurchase of the Corporation's stock;
- review and recommend for approval by the Board of Directors the registration and issuance of the Corporation's debt and equity securities;

- review the Corporation's rating from credit rating agencies;
- review and evaluate the Corporation's insurance coverage; and
- commission, review and transmit to the Board of Directors such reports, financial statements and other documents related to the Corporation's capital resources as the Committee in its discretion deems necessary or advisable.

2. **In consultation with the chief financial officer of the Corporation, review and evaluate the Corporation's treasury and tax matters and financial returns of transactions.** To the extent it deems appropriate, the Committee shall:

- review and evaluate the Corporation's management of cash flows;
- review the Corporation's tax planning activities;
- evaluate financial returns of transactions, including proposed mergers, acquisitions, divestitures, joint ventures and other equity investments;
- review the Corporation's investor relations program;
- review the Corporation's significant commercial and investment banking relationships; and
- receive reports on the funded status and investment performance of the pension fund of the Corporation's Retirement Plan.

3. **In consultation with management, assist the Board in its oversight of the Corporation's risk-management.** To the extent it deems appropriate, the Committee shall:

- recommend to the Board of Directors procedures and processes for the Board's oversight of the Corporation's risk management program, including the schedule for risk mitigation updates, and recommend to Governance and Nominating Committee and the Board of Directors committee duties related to risk management and oversight responsibilities for specific identified areas of risk for the Corporation;
- oversee the Corporation's risk management program and activities related to such operational risks and other risks identified for the Committee's consideration, including receiving periodic reports from management on its monitoring and management of risks and on selected risk topics; and
- collaborate with the Audit Committee to assist it in its review of the Corporation's risks that are identified in the Corporation's periodic filings and/or have been delegated to the Audit Committee in its charter.

4. Engage outside counsel and experts as the Committee may deem appropriate.

5. Perform any other activities as the Committee may deem appropriate or as requested by the Board of Directors consistent with this Charter.

Committee Records and Reports

The Committee shall hold regular meetings, keep a written record of its deliberations and decisions, and regularly report to the Board of Directors the Committee's activities and conclusions with respect to the principal matters it has considered. The Committee shall evaluate its own performance at least annually, considering such matters as the effectiveness of the Committee, its size and composition and the quality of information and presentations given by management.